UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation

(Translation of registrant’s name into English)

18 Zhangjiang Road

Pudong New Area, Shanghai 201203

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F   ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐ Yes   ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: April 1, 2019	By:	/s/ Dr. Gao Yonggang
		Name:	Dr. Gao Yonggang
		Title:	Executive Director, Chief Financial Officer and Joint Company Secretary

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

中 芯 國 際 集 成 電 路 製 造 有 限 公 司 *

(Incorporated in the Cayman Islands with limited liability)

(STOCK CODE: 0981)

ANNOUNCEMENT OF 2018 ANNUAL RESULTS

FINANCIAL HIGHLIGHTS

•	Revenue was US$3,360.0 million in 2018, an increase of 8.3% from US$3,101.2 million in 2017. Excluding the recognition of technology licensing revenue, revenue increased by 3.1% from US$3,101.2 million in 2017 to US$3,196.2 million in 2018.

•	Gross profit was US$746.7 million in 2018, compared to US$740.7 million in 2017. Gross margin was 22.2% in 2018, compared to 23.9% in 2017. Excluding the recognition of technology licensing revenue, gross margin was 18.2% in 2018, compared to 23.9% in 2017.

•	Earnings before interest, tax, depreciation and amortization was a record high of US$1,164.4 million in 2018, compared to US$1,117.7 million in 2017, representing an increase of 4.2%.

•	Revenue from China-region customers grew to 57.0% of total revenue excluding technology licensing in 2018, compared to 47.3% in 2017, representing a revenue growth of 24.3%.

•	The net debt to equity ratio remained low at –4.5% as of December 31, 2018.

The board of directors (the “Director(s)“) (the “Board”) of Semiconductor Manufacturing International Corporation (“SMIC” or the “Company”) announces the audited consolidated results of the Company and its subsidiaries (collectively, the “Group”) for the year ended December 31, 2018 as follows:

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This announcement may contain, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. These forward- looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe”, “anticipate”, “intend”, “estimate”, “expect”, “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, bad debt risk, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity and financial stability in end markets.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

ABOUT NON-GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“NON-GAAP”) FINANCIAL MEASURE

This announcement includes EBITDA, which is a non-GAAP financial measure. Such non-GAAP financial measure is not calculated or presented in accordance with, and are not alternatives or substitutes for financial measures prepared in accordance with IFRS, and should be read only in conjunction with the Group’s financial measures prepared in accordance with IFRS. The Group’s non-GAAP financial measures may be different from similarly-titled non-GAAP financial measures used by other companies. The presentation of non-GAAP financial measure is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. SMIC believes that use of these non-GAAP financial measures facilitates investors’ and management’s comparisons to SMIC’s historical performance. The Group’s management regularly uses these non- GAAP financial measures to understand, manage and evaluate the Group’s business and make financial and operational decisions.

For more information and reconciliations of the non-GAAP financial measure to its most directly comparable GAAP financial measure, please see the disclosure on page 12.

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

In 2018, the global political and economic environment was complex with many uncertainties. Influenced by the saturation of the smart phone markets and global trade frictions, the growth of the IC industry slowed down and the pressure of price competition increased. The industry is facing great challenges, and yet, with this environment, the Company managed to make remarkable progress, thanks to the dedication and teamwork of all SMIC’s employees. The Company recorded historic high revenue of US$3.36 billion for the year of 2018, representing a year-on-year increase of 8.3%. Earnings before interest, tax, depreciation and amortization amounted to US$1.16 billion, representing a year-on-year increase of 4.2%. For the year of 2018, revenue from PRC-based customers excluding technology licensing revenue increased 24.3% as compared to that of the previous year.

2018 was a year of accelerated research and development(“R&D”). We invested over US$0.6 billion in R&D activities, far exceeding the industry average of R&D expenses in terms of revenue. We would like to express our heartfelt gratitude to all the members of our R&D team for their round-the-clock hard-work, enabling us to achieve significant breakthroughs in the research and development of advanced technology, demonstrating noteworthy improvement in the efficiency of our R&D efforts. We have completed the development of 28nm HKC+ and 14nm FinFET technology, and have begun customer engagement. It is expected that the mass production will commence in 2019. We also successfully developed the PRC’s first 14nm masks. With the most advanced mask production capacity in the PRC, we can provide 14nm mask services for our customers this year.

2018 was the sixth year in which we have sponsored the “SMIC Liver Transplant Program for Children.” The Company announced in June 2018 that it had donated RMB2.40 million to China Soong Ching Ling Foundation for the project. For the past six years, the Company has donated over RMB13.50 million and our business partners in the industry have donated RMB7.50 million to this program, accumulating a total donation of RMB21 million; through which, 350 afflicted and impoverished children from across the country have successfully received treatment and are able to enjoy their new lives.

In 2019, SMIC will operate under the dual pressures of uncertainties surrounding the external environment and the adjustment of the Company in this critical year of transition. We shall continue to focus on advancing our technology, building up platforms and developing business partnerships in order to fulfill our commitments to providing competitive services to our customers. Bearing in mind the saying that good honing gives a sharp edge to a sword and bitter cold adds keen fragrance to plum blossom, we will continue to work together and forge ahead, investing in R&D and providing enhanced customer service to strengthen the Company’s overall competitive edge in order to lead SMIC to become a leading world-class semiconductor foundry in the near future. We remain committed to diligently and carefully execute our business plan for the best interests of all of our shareholders. We would like to again express our sincere gratitude to our shareholders, customers, suppliers, and employees for their continued care and support of SMIC.

Zhou Zixue	Zhao Haijun, Liang Mong Song
Chairman of the Board and Executive Director	Co-Chief Executive Officers and Executive Directors

Shanghai, China
March 29, 2019

BUSINESS REVIEW

In 2018, the Group continued to successfully execute its long-term strategy with sustained profitability and at the same time advancing its technology capabilities on leading edge and value-added differentiated processes. The Group’s technology portfolio and proximity to the China market, coupled with the management team’s proven track record in operations, technology development and customer service, has positioned the Group well for long term growth. 2018 was a milestone year for SMIC in many aspects. It was the second year since the Group appointed Dr. Zhao Haijun and Dr. Liang Mong Song as Co-Chief Executive Officers, during which the Group generated record annual revenue of US$3.36 billion, the highest in the Group’s 18-year history. In 2018, the Group also continued to foster partnerships with leading industry players on 14nm Fin Field Effect Transistor (“FinFET”) process technology development, and is ready for business engagement and IP validation, with expect to risk production expected to commence in 2019. In 2018, there was significant progress on 14nm FinFET process with customers. Our FinFET technology targets to address for mobile, wireless, and computing, AI, IoT and automotive applications to expand our product and service offerings. In addition to 28nm PolySiON and 28nm HKC, our 28nm HKC+ technology development is now completed and will be in mass production in 2019. The Group, together with China Integrated Circuit Industry Investment Fund Co., Ltd (“China IC Fund”) and Shanghai Integrated Circuit Industry Investment Fund Co., Ltd (“Shanghai IC Fund”), built up a majority-owned subsidiary, Semiconductor Manufacturing South China Corporation, to speed up the introduction of advanced FinFET technology and products.

We believe the Group was the first pure-play foundry in China to enter into mass production with 28nm wafer process technology for mobile computing applications, the first pure-play foundry worldwide to offer 55nm embedded Flash (“eFlash”) and RF wafer solutions for SIM Card and IoT related wireless connectivity applications, and the first pure-play foundry worldwide to offer 38nm NAND Flash memory wafer process technology. The Group also continued to drive its value-added wafer manufacturing process technologies for specialty products, such as Power Management IC (“PMIC”), Battery Management IC (“BMIC”), embedded Electrically Erasable Programmable Read-Only Memory (“eEEPROM”), eFlash, Microprocessor (“MCU”), Ultra-Low-Power technologies (“ULP”), Radio Frequencies IC (“RF”) and wireless connectivity, Touch Controller IC (“TCIC”), Biometric Sensors, CMOS Image Sensors (“CIS”), and Micro-Electrical-Mechanical System (“MEMS”) sensors. These applications are the essential building blocks for the mobile computing market, the growing automotive electronics market, and Internet-of-Things (“IoT”) market.

With an expanded manufacturing base, well-balanced technology portfolio and one-stop shop service offerings, the Group is well positioned with its global operations to serve both domestic and worldwide customers.

FINANCIAL OVERVIEW

Despite a challenging environment in 2018, the Group’s sales totaled US$3,360.0 million, compared to US$3,101.2 million in 2017. The Group recorded a profit of US$77.2 million in 2018, compared to US$126.4 million in 2017. During the year, we generated US$799.4 million in cash from operating activities, compared to US$1,080.7 million in 2017. Capital expenditures in 2018 totaled US$1,813.4 million, compared to US$2,487.9 million in 2017. Looking ahead, our objective is to continue sustained profitability over the long term. To achieve this, we intend to focus on precision execution, efficiency improvement, customer service excellence while fostering innovation.

CUSTOMERS AND MARKETS

The Group continues to serve a broad global customer base comprising leading integrated device manufacturers, fabless semiconductor companies and system companies. Geographically, customers from the North America contributed 31.6% of the overall revenue in 2018, compared to 40.0% in 2017. Leveraging on the Group’s strategic position in China, our China revenue contributed 59.1% of the overall revenue in 2018, compared to 47.3% in 2017. Eurasia contributed 9.3% of the overall revenue in 2018, compared to 12.7% in 2017.

In terms of applications, revenue contribution from communication applications represented 41.2% to the Group’s overall revenue in 2018 as compared to 44.3% in 2017. Consumer applications contributed 34.4% to the Group’s overall revenue in 2018 as compared to 37.4% in 2017. While the Group has very limited exposure to the PC market, it has grown its business in computer applications from US$192.3 million in 2017 to US$221.0 million in 2018, representing a 14.9% increase on annual growth in the computer segment. The Group has also increased its revenue in automotive and industrial applications from US$244.8 million in 2017 to US$263.0 million in 2018, representing a 7.4% increase on annual growth. Furthermore, other related applications revenue increase from US$132.5 million in 2017 to US$171.7 million (excluding the recognized technology licensing revenue of US$163.8 million authorized to an associate of Group) in 2018, representing a 29.6% increase on annual growth.

In terms of the revenue by technology, wafer revenue attributable to advanced technology at 90nm and below represented 49.9% in 2018 as compare to 50.7% in 2017, in particular, the revenue contribution percentage from 65/55nm technology increased from 20.4% in 2017 to 22.3% in 2018. In addition, the Group continued to have steady revenue growth from 90nm and 0.15/0.18µm related business in 2018.

We believe the Group is also well positioned with its continuous business growth in China. According to IHS Markit, China continues to be the number one region of the world in terms of semiconductor IC consumptions, mainly due to its high volume electronics manufacturing and mass consumer market. IHS estimates that US$240 billion worth of semiconductors were shipped to China in 2018, representing 48.6% of worldwide semiconductor value. In addition, we believe the overall local China’s IC design market is still growing healthily and strongly. Local analyst, IHS Markit, estimated that the China’s IC design market reached approximately US$33 billion in 2018, a 26.9% year to year increase from 2017 and projected that it might experience a compound annual growth rate of 20.0% till year 2022, which would bring the worth of the China IC design market to US$82 billion by 2022. Global pure-play foundry market revenue year-on-year growth rate was 4.55% in 2018 according to IHS Markit, relatively SMIC total revenue year-on-year growth rate was 8.3% in 2018. While global pure-play foundry market is expected to grow by a compound annual growth rate of 4.62% during 2018 to 2022, our business revenue growth target is in line with foundry industry growth rate.

Notably, as indicative of future revenue growth, we continued to see new designs using both specialty technology and advanced technology, in particular on 0.18µm, 0.11/0.13µm, 55/65nm, 40/45nm, 28nm and 14nm FinFET process technologies. The Group has, in each of its sales regions, customers utilizing its most competitive specialty technology and advanced node technology. We believe China is rapidly closing the gap with the rest of the world in terms of innovation and design capabilities. To fully leverage the market growth potential in China, the Group plans to continue to deepen its collaboration with Chinese customers while broadening relationships with its global customers and enable their success in China and various emerging markets, such as mobile computing, automotive electronics, IoT, high performance computing, 5G, industrial, security and surveillance, Artificial Intelligence (“AI”), and edge computing related applications.

LONG-TERM BUSINESS MODEL AND STRATEGY FOR GENERATING AND PRESERVING VALUE

SMIC’s long-term goal is to focus on generating value for the benefit of all stakeholders. SMIC’s long-term business model is to function as the foundry service provider of choice in mainland China, while targeting to be a world- class service provider. SMIC’s strategy to generate sustainable growth and long-term profitability is three-fold. First, SMIC aims to accelerate advanced technology development, and expanding product portfolios with various applications, in order to capture the market opportunities. Second, we are dedicated to offer our customers a total solution with a full product portfolio including masks, IP manufacturing, testing and packaging, to enable long-term commitment and customer relations. Third, we aim to capture the advanced technology node and increased semiconductor market share, through strategic partnerships with key customers. We continue to evaluate the potential long-term value-addition of opportunities in our decision-making processes, and our management team is committed to building value in the long-term for the benefit of our employees and shareholders.

RESEARCH AND DEVELOPMENT

SMIC primarily focuses its research and development (“R&D”) efforts on advanced logic and value-added specialty technologies. SMIC aims to accelerate advanced technology development with an emphasis on FinFET technology.

In 2018, SMIC successfully established its 14 nanometer technology platform, received customer recognition and moved into customer engagement and development verification. Our 14 nanometer technology will enter production in 2019. Meanwhile, 12 nanometer technology development also achieved breakthrough.

In 2018, SMIC launched the second generation 28HKMG platform, 28HKC+, for both Base Band and RF applications, with 15% performance improvement and 25% power reduction as compared with first generation 28HKMG technology 28HKC. Our 28HKC+ will enter production in 2019.

SMIC has also worked to enhance its R&D organizational structure in 2018, resulting in expanded capability, high efficiency, and increased resource allocation for accelerating technology developments, including advanced and specialty technologies.

In 2018, SMIC made over 600 patent filings as a result of its technology R&D activities.

OUTLOOK FOR 2019

Looking forward, we believe that 2019 is a year of uncertainty, and also a year of opportunity for SMIC. With uncertainties in the macro environment, we are actively seeking growth opportunities through steady progress in expanding our customer base, enriching mature and specialty technology product mix and applications, and exploring value-added opportunities. We continue to strive to be fundamentally strong, as we tighten customer partnerships and further expand our technology development.

For the year of 2019, we target core business revenue to be in line with the foundry industry revenue growth forecast. We continue to target a balanced strategy to maintain growth and profitability.

In 2019, our planned capital expenditure is $2.2 billion, which will be mainly used to build up the new majority-owned subsidiary’s advanced fab in Shanghai, targeting to have a mini-line ready in the second half of the year. As we expand capacity to support the needs of our customers, we continue to utilize a joint-venture model for our advanced node facilities.

We continue to refine and build up our various mature node platforms. Mature technology is still a key growth driver for SMIC, as we plan to have multiple products ramping this year, including power management, memory, high-voltage LCD driver, CMOS image sensors, and fingerprint sensors.

In 2019, we are conservatively optimistic, as we see an abundance of opportunities knocking at our door. We expect China business to continue to be strong and maintain our commitment to serving a diverse range of global customers. SMIC’s aim is to be a fundamentally strong company, and in the near to mid-term we must withstand the growing pains of developing and laying a strong foundation for our strategies and business.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATION

CONSOLIDATED FINANCIAL DATA

The summary consolidated financial data presented below as of and for the years ended December 31, 2014, 2015, 2016, 2017 and 2018 are derived from, and should be read in conjunction with, the audited consolidated financial statements, including the related notes, found elsewhere in this announcement. The summary consolidated financial data presented below have been prepared in accordance with IFRS.

PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME DATA

	For the year ended December 31,
	2018	2017	2016	2015	2014
	(in US$ thousands, except per share, shares, percentages and units)
Revenue	3,359,984	3,101,175	2,914,180	2,236,415	1,969,966
Cost of sales	(2,613,307)	(2,360,431)	(2,064,499)	(1,553,795)	(1,486,514)
Gross profit	746,677	740,744	849,681	682,620	483,452
Research and development expenses, net	(558,110)	(427,111)	(318,247)	(237,157)	(189,733)
Sales and marketing expenses	(30,455)	(35,796)	(35,034)	(41,876)	(38,252)
General and administration expenses	(199,818)	(198,036)	(167,582)	(213,190)	(137,871)
Net impairment losses (recognized) reversal on financial assets	(937)	137	10,211	13	(1,557)
Other operating income, net	57,283	44,957	177	31,594	14,206
Profit from operations	14,640	124,895	339,206	222,004	130,245
Interest income	64,339	27,090	11,243	5,199	14,230
Finance costs	(24,278)	(18,021)	(23,037)	(12,218)	(20,715)
Foreign exchange losses	(8,499)	(12,694)	(1,640)	(26,349)	(5,993)
Other gains (losses), net	24,282	16,499	(2,113)	55,611	18,210
Share of gain (loss) of investment accounted for using equity method	21,203	(9,500)	(13,777)	(13,383)	2,073
Profit before tax	91,687	128,269	309,882	230,864	138,050
Income tax (expense) benefit	(14,476)	(1,846)	6,552	(8,541)	(11,789)
Profit for the year	77,211	126,423	316,434	222,323	126,261
Other comprehensive income (loss)
Item that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations	(35,919)	23,213	(19,031)	(8,185)	(324)
Change in value of available-for-sale financial assets	—	(2,381)	807	452	—
Cash flow hedges	35,931	35,143	(34,627)	—	—
Share of other comprehensive income of joint ventures accounted for using equity method	—	17,646	—	—	—
Others	—	(131)	1	130	—
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	129	(436)	1,520	—	—
Total comprehensive income for the year	77,352	199,477	265,104	214,720	125,937

		For the year ended December 31,
	2018	2017	2016	2015	2014
	(in US$ thousands, except per share, shares, percentages and units)
Profit (loss) for the year attributable to:
Owners of the Company	134,055	179,679	376,630	253,411	152,969
Non-controlling interest	(56,844)	(53,256)	(60,196)	(31,088)	(26,708)
	77,211	126,423	316,434	222,323	126,261
Total comprehensive income (loss) for the year attributable to:
Owners of the Company	133,977	251,135	326,191	245,803	152,645
Non-controlling interest	(56,625)	(51,658)	(61,087)	(31,083)	(26,708)
	77,352	199,477	265,104	214,720	125,937
Earnings per share(1)
Basic	$0.03	$0.04	$0.09	$0.07	$0.05
Diluted	$0.03	$0.04	$0.08	$0.06	$0.04
Shares issued and outstanding(1)	5,039,819,199	4,916,106,889	4,252,922,259	4,207,374,896	3,585,609,617
Financial Ratio
Gross margin	22.2%	23.9%	29.2%	30.5%	24.5%
Net margin	2.3%	4.1%	10.9%	9.9%	6.4%
Operating Data
Wafers shipped (in unit)	4,874,663	4,310,779	3,957,685	3,015,966	2,559,245

MAIN FINANCIAL POSITION DATA

		As of December 31,
	2018	2017	2016	2015	2014
	(in US$ thousands)
Total assets	14,424,320	11,918,451	10,115,278	7,115,347	5,769,379
Total non-current assets	8,274,729	7,749,467	6,431,525	4,525,297	3,471,120
Property, plant and equipment	6,777,970	6,523,403	5,687,357	3,903,818	2,995,086
Investments in associates	1,135,442	758,241	240,136	181,331	57,631
Total current assets	6,149,591	4,168,984	3,683,753	2,590,050	2,298,259
Inventories	593,009	622,679	464,216	387,326	316,041
Trade and other receivables	837,828	616,308	645,822	499,846	456,388
Financial assets at amortized cost(2)	1,996,808	—	—	—	—
Other financial assets(2)	—	683,812	31,543	282,880	644,071
Restricted cash — current	592,290	336,043	337,699	302,416	238,051
Cash and cash equivalent	1,786,420	1,838,300	2,126,011	1,005,201	603,036
Total liabilities	5,500,740	5,197,116	4,712,051	2,925,092	2,461,657
Total non-current liabilities	2,641,512	3,290,337	2,731,151	1,157,901	1,311,416
Total current liabilities	2,859,228	1,906,779	1,980,900	1,767,191	1,150,241
Total equity	8,923,580	6,721,335	5,403,227	4,190,255	3,307,722
Non-controlling interests	2,905,766	1,488,302	1,252,553	460,399	359,307

(1)	The basic and diluted earnings per share and the number of shares for 2014, 2015 and 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(2)	Other financial assets were mainly reclassified to financial assets at amortized cost as of January 1, 2018, compliment with IFRS 9. For details, please refer to Note 2 to the Consolidated Financial Statements.

MAIN CASH FLOW DATA
		For the year ended December 31,
	2018	2017	2016	2015	2014
	(in US$ thousands)
Net cash generated from operating activities	799,426	1,080,686	977,202	669,197	608,102
Profit for the year	77,211	126,423	316,434	222,323	126,261
Depreciation and amortization	1,048,410	971,382	729,866	523,549	549,468
Net cash used in investing activities	(3,197,261)	(2,662,139)	(2,443,333)	(789,556)	(1,144,123)
Payments for property, plant and equipment	(1,808,253)	(2,287,205)	(2,757,202)	(1,230,812)	(653,134)
Net cash from financing activities	2,376,922	1,271,591	2,614,778	537,078	676,683
Net (decrease) increase in cash and cash equivalent	(20,913)	(309,862)	1,148,647	416,719	140,662

YEAR ENDED DECEMBER 31, 2018 COMPARED TO YEAR ENDED DECEMBER 31, 2017

REVENUE

Revenue increased by 8.3% from US$3,101.2 million for 2017 to US$3,360.0 million for 2018. Excluding the recognition of technology licensing revenue, revenue increased by 3.1% from US$3,101.2 million for 2017 to US$3,196.2 million for 2018, primarily due to the net impact of an increase in wafer shipments and decrease in average selling price in 2018. The number of wafer shipments increased by 13.1% from 4,310,779 8-inch wafer equivalents for 2017 to 4,874,663 8-inch wafer equivalents for 2018. The average selling price* of the wafers the Group shipped decreased from US$719 per wafer in 2017 to US$656 in 2018. The technology licensing revenue of US$163.8 million internally developed and not capitalized was authorized to Semiconductor Manufacturing Electronics (Shaoxing) Corporation (an associate of the Group) with no related cost of sales recognized by the Group.

COST OF SALES

Cost of sales increased by 10.7% from US$2,360.4 million for 2017 to US$2,613.3 million for 2018, primarily due to the increase in depreciation and in wafer shipment and product-mix change in 2018. Out of the total cost of sales, US$774.3 million and US$831.4 million were attributable to depreciation and amortization for the year ended December 31, 2017 and 2018, respectively.

GROSS PROFIT

The Group’s gross profit was US$746.7 million for 2018 compared to US$740.7 million for 2017. Gross margin was 22.2% in 2018 compared to 23.9% in 2017. Excluding the recognition of technology licensing revenue, gross margin decreased to 18.2% in 2018 from 23.9% in 2017, primarily due to product-mix change and lower average selling price in 2018.

PROFIT FOR THE YEAR FROM OPERATIONS

Profit from operations decreased from US$124.9 million for the year ended December 31, 2017 to US$14.6 million for the year ended December 31, 2018 primarily due to the combined effect of the changes of revenue, cost of sales and gross profit mentioned above, and the below following changes:

Research and development expenses increased by 30.7% from US$427.1 million for the year ended December 31, 2017 to US$558.1 million for the year ended December 31, 2018. The increase was mainly due to the higher level of R&D activities in 2018.

General and administrative expenses increased from US$198.0 million for the year ended December 31, 2017 to US$199.8 million for the year ended December 31, 2018.

*	Based on simplified average selling price which is calculated as the revenue (excluding technology licensing revenue) divided by total shipments.

Sales and marketing expenses decreased from US$35.8 million for the year ended December 31, 2017 to US$30.5 million for the year ended December 31, 2018.

Other operating incomes increased from US$45.0 million for the year ended December 31, 2017 to US$57.3 million for the year ended December 31, 2018. The increase was mainly due to increased gain on disposal of property, plant and equipment in 2018.

PROFIT FOR THE YEAR

The Group had a profit of US$77.2 million for 2018 compared to US$126.4 million for 2017 mainly due to the net impact of 1) the factors described above, 2) more interest net income, 3) decreased foreign exchange losses, and 4) more gains on investment in financial instruments and entities accounted for using equity method.

FUNDING SOURCES FOR MATERIAL CAPITAL EXPENDITURE IN THE COMING YEAR

The Group’s planned 2019 capital expenditures for foundry operations are approximately $2.1 billion, which are mainly for the expansion of capacity in our majority-owned Shanghai 300mm fab and our FinFET R&D line.

The Group’s planned 2019 capital expenditures for non-foundry operations are approximately $105.8 million, mainly for the construction of employees’ living quarters.

The Group’s actual expenditures may differ from its planned expenditures for a variety of reasons, including changes in its business plan, market conditions, equipment prices, or customer requirements. The Group will monitor the global economy, the semiconductor industry, the demands of its customers, and its cash flow from operations and will adjust its capital expenditures plans as necessary.

The primary sources of capital resources and liquidity include cash generated from operations, bank borrowings and debt or equity issuances, capital injections from non-controlling interests and other forms of financing. Future acquisitions, mergers, strategic investments, or other developments also may require additional financing. The amount of capital required to meet the Group’s growth and development targets is difficult to predict in the highly cyclical and rapidly changing semiconductor industry.

DEBT ARRANGEMENTS

Set forth in the table below are the aggregate amounts, as of December 31, 2018, of the Group’s future cash payment obligations under the Group’s existing contractual arrangements on a consolidated basis:

		Payments due by period Less than
Contractual obligations	Total	1 year	1–2 years	2–5 years	Over 5
	years (consolidated, in US$ thousands)
Short-term borrowings	192,198	192,198	—	—	—
Long-term borrowings	2,098,570	337,807	434,998	895,135	430,630
Convertible bonds	418,592	—	—	418,592	—
Bonds payable	498,551	498,551	—	—	—
Medium-term notes	218,247	218,247	—	—	—
Purchase commitments	1,548,278	1,548,278	—	—	—
Lease commitments	352,540	121,588	230,952	—	—
Total contractual obligations	5,326,976	2,916,669	665,950	1,313,727	430,630

As of December 31, 2018, the Group’s outstanding long-term loans primarily consisted of secured bank loans of US$524.1 million and unsecured bank loans of US$1,574.5 million which are repayable in installments starting in January 2019, with the last payment due in May 2031. A summary of borrowing arrangements is disclosed in Note 30 to our financial statements for reference.

ASSETS PLEDGED AS SECURITY

Property, plant and equipment with carrying amount of approximately US$207.2 million have been pledged to secure borrowings of the Group under mortgages. The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

COMMITMENTS

As of December 31, 2018, the Group had commitments of US$1,548.3 million, of which US$333.2 million for facilities construction obligations in connection with the Group’s facilities, US$1,209.3 million to purchase machinery and equipment for its fabs and US$5.7 million to purchase intellectual property.

As of December 31, 2018, the Group had total future minimum lease payments under non-cancellable operating leases amounted to US$352.5 million. For the details, please refer to Note 41 to our consolidated financial statements of this announcement.

GEARING RATIO

As of December 31, 2018, the Group’s net debt to equity ratio was approximately –4.5%. Please refer to Note 38 to our financial statements for calculation.

CAPITALIZED INTEREST

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is depreciated over the useful life of the assets. Capitalized interests of US$47.2 million and US$31.1 million in 2018 and 2017, respectively, were added to the cost of the underlying assets and are depreciated over the respective useful life of the assets. In 2018 and 2017, the Group recorded depreciation expenses relating to the capitalized interest of US$27.5 million and US$22.7 million, respectively.

EXCHANGE RATE AND INTEREST RATE RISKS

The Group’s revenue, expense, and capital expenditures are primarily transacted in U.S. dollars. The Group also enters into transactions in other currencies that results the Group primarily exposed to changes in exchange rates for the Euro, Japanese Yen, and RMB. Additionally, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes and several RMB denominated financial assets at amortized cost that results the Group exposed to changes in the exchange rate for the RMB. Foreign-currency forward exchange contracts and cross currency swap contracts is used to minimize these risks.

The Group’s exposure to interest rate risks relates primarily to the Group’s long-term loans, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

Details of the Group’s foreign exchange risk and interest rate risk are set out in Note 38 to our consolidated financial statements of this announcement for reference.

EARNINGS BEFORE INTEREST, TAX, DEPRECIATION AND AMORTIZATION (“EBITDA”)

EBITDA is defined as profit for the period excluding the impact of the finance cost, depreciation and amortization, and income tax benefit and expense. SMIC uses EBITDA as a measure of operating performance; for planning purposes, including the preparation of the Group’s annual operating budget; to allocate resources to enhance the financial performance of the Group’s business; to evaluate the effectiveness of the Group’s business strategies; and in communications with SMIC’s board of directors concerning the Group’s financial performance. Although EBITDA is widely used by investors to measure a company’s operating performance without regard to items, such as net finance cost, income tax benefit and expense and depreciation and amortization that can vary substantially from company to company depending upon their respective financing structures and accounting policies, the book values of their assets, their capital structures and the methods by which their assets were acquired, EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of the Group’s results of operations as reported under IFRS. Some of these limitations are: it does not reflect the Group’s capital expenditures or future requirements for capital expenditures or other contractual commitments; it does not reflect changes in, or cash requirements for, the Group’s working capital needs; it does not reflect finance cost; it does not reflect cash requirements for income taxes; that, although depreciation and amortization are non-cash charges, the assets being depreciated or amortized will often have to be replaced in the future, and these measures do not reflect any cash requirements for these replacements; and that other companies in SMIC’s industry may calculate these measures differently than SMIC does, limiting their usefulness as comparative measures.

The following table sets forth the reconciliation of EBITDA to their most directly comparable financial measures presented in accordance with IFRS, for the periods indicated.

	Year ended 12/31/18 USD’000	Year ended 12/31/17 USD’000	Year ended 12/31/16 USD’000
Profit for the year	77,211	126,423	316,434
Finance costs	24,278	18,021	23,037
Depreciation and amortization	1,048,410	971,382	729,866
Income tax expense (benefit)	14,476	1,846	(6,552)
EBITDA	1,164,375	1,117,672	1,062,785

MATERIAL INVESTMENTS, ACQUISITIONS AND DISPOSALS

CAPITAL CONTRIBUTION IN SEMICONDUCTOR MANUFACTURING SOUTH CHINA CORPORATION (“SMSC”)

On January 30, 2018, SMIC Holdings Corporation (“SMIC Holdings”), Semiconductor Manufacturing International (Shanghai) Corporation (“SMIC Shanghai”), China IC Fund and Shanghai IC Fund entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US$946.5 million and US$800.0 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210.0 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively.

The principal business of SMSC includes wafer manufacturing, wafer probing and bumping, technology development, design service, mask manufacturing, assembly and final testing of integrated circuits and sales of self- manufactured products. SMSC is expected to establish and build up large-scale manufacturing capacity focusing on 14 nanometer and below process and manufacturing technologies and aims to reach a manufacturing capacity of 35,000 wafers per month. The Group believes that the investment in SMSC is attractive and able to generate sustainable and attractive returns in the near future.

EQUITY TRANSFER AND CAPITAL CONTRIBUTION IN NINGBO SEMICONDUCTOR INTERNATIONAL CORPORATION (“NSI”)

On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. The equity transfer has been completed in April, 2018 and the Group recorded its ownership interest of NSI as investment in associate.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565.0 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in NSI will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500.0 million (approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

CAPITAL CONTRIBUTION IN IPV CAPITAL GLOBAL TECHNOLOGY FUND (THE “IPV FUND”)

On May 2, 2018, IPV Global Technology Management Limited as the general partner and China IC Fund, China IC Capital Co., Ltd (“China IC Capital”, a wholly-owned investment fund company of SMIC) and other investor as the limited partners entered into the partnership agreement in relation to the establishment and management of the IPV Fund. The IPV Fund will be established in the PRC as a limited partnership for the purpose of equity investments, investment management and other activities, in order to maximize the profit of all partners. Pursuant to the partnership agreement, the total capital commitment to the IPV Fund is RMB1,616.2 million (approximately US$244.3 million) of which RMB800.0 million (approximately US$120.9 million) is to be contributed by China IC Fund and RMB165.0 million (approximately US$24.9 million) is to be contributed by China IC Capital. As of the date of this announcement, China IC Capital has contributed to RMB49.5 million (approximately US$7.5 million).

SUBSCRIPTION OF SHARES IN JIANGSU CHANGJIANG ELECTRONICS TECHNOLOGY CO. LTD (“JCET”)

On August 30, 2018, the Company has, through its wholly-owned subsidiary Siltech Semiconductor (Shanghai) Corporation Limited, completed a subscription for 34,696,198 shares in JCET in cash by way of private placement (the “Subscription”). The shares were subscribed at a price of RMB14.89 per share, with the total subscription price being RMB516,626,388.22 (approximately US$75.9 million). Immediately before and after completion of the Subscription, the shareholding interest of the Company in JCET is 14.28%. The Company understands that JCET has completed the issue and registration procedures of these shares, including listing of the shares on the Shanghai Stock Exchange. The newly subscribed shares will not be transferrable by the Company for 36 months after completion of the Subscription.

SHARE CAPITAL

Movements in the share capital of the Company during the year are set out in the below section Issue of Equity Securities and Note 26 to the consolidated financial statement.

DISTRIBUTABLE RESERVE

The Company’s reserves available for distribution to shareholders as of December 31, 2018 amounted to US$191.4 million (December 31, 2017: US$96.4 million and December 31, 2016: nil).

ISSUE OF EQUITY SECURITIES

ISSUE OF NEW SHARES TO DATANG TELECOM TECHNOLOGY & INDUSTRY HOLDINGS CO., LTD. (“DATANG”)

On June 29, 2018, pursuant to the share subscription agreement between the Company, Datang and Datang Holdings (Hongkong) Investment Company Limited (“Datang HK”), the Company allotted and issued 61,526,473 ordinary shares, representing an aggregate nominal value of approximately US$246,106, at the price of HK$10.65 per share. The net price per share under the issue is HK$10.65. The market price of the shares on the date of the share subscription agreement was HK$10.34.

ISSUE OF PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES (THE “PSCS”) TO DATANG

On June 29, 2018, pursuant to the PSCS subscription agreement between the Company, Datang and Datang HK, the Company completed the issue of the PSCS in the principal amount of US$200.0 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 122,118,935 ordinary shares, representing an aggregate nominal value of approximately US$488,476. The net price per conversion share under the issue is HK$12.77. The market price of the shares on the date of the PSCS subscription agreement was HK$10.34.

ISSUE OF NEW SHARES TO CHINA IC FUND

On August 29, 2018, pursuant to the share subscription agreement between the Company, China IC Fund and Xinxin (Hongkong) Capital Co., Ltd (“Xinxin HK”, wholly-owned by China IC Fund), the Company allotted and issued 57,054,901 ordinary shares, representing an aggregate nominal value of approximately US$228,220, at the price of HK$10.65 per share. The net price per share under the issue is HK$10.65. The market price of the shares on the date of the share subscription agreement was HK$9.11.

ISSUE OF THE PSCS TO CHINA IC FUND

On August 29, 2018, pursuant to the PSCS subscription agreement between the Company, China IC Fund and Xinxin HK, the Company completed the issue of the PSCS in the principal amount of US$300.0 million. Assuming full conversion of the PSCS at the initial conversion price of HK$12.78, the PSCS will be convertible into 183,178,403 ordinary shares, representing an aggregate nominal value of approximately US$732,714. The net price per conversion share under the issue is HK$12.77. The market price of the shares on the date of the PSCS subscription agreement was HK$9.11.

REPURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES

SHARE BUY-BACK

On September 27, 2018, the company repurchased 7,291,000 ordinary shares on Hong Kong Stock Exchange. The buy-back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.32 per share, with prices ranging from HK$8.27 to HK$8.36. The total cost of HK$60.8 million (approximately US$7.8 million) was deducted from the shareholder equity.

On October 4, 2018, the company repurchased 11,650,000 ordinary shares on Hong Kong Stock Exchange. The buy- back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.23 per share, with prices ranging from HK$8.11 to HK$8.32. The total cost of HK$96.1 million (approximately US$12.3 million) was deducted from the shareholder equity. On October 25, 2018, the company cancelled 18,941,000 ordinary shares amounted at US$20.0 million, in respect of the repurchase on September 27, 2018 and October 4, 2018.

For details, please refer to Note 26 to the Consolidated Financial Statements.

CONVERSION OF ZERO COUPON CONVERTIBLE BOND

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited. For details, please refer to Note 31 to the Consolidated Financial Statements.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 to the Hong Kong Stock Exchange Listing Rules contains code provisions (the “Code Provisions”) to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations and recommends best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Company has adopted a set of Corporate Governance Policy (the “CG Policy”) since January 25, 2005 as its own code of corporate governance, which was amended from time to time to comply with the CG Code. The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for Code Provision E.1.3, which relates to the notice period of general meetings of the Company, and many of the Recommended Practices. In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

During the year ended December 31, 2018, the Company was in compliance with all the Code Provisions set out in the CG Code except as explained below:

Code Provision A.4.2 of the CG Code requires that all directors appointed to fill a casual vacancy should be subject to election by shareholders at the first general meeting after appointment. According to Article 126 of the Articles of Association of the Company, any Director appointed by the Board to fill a casual vacancy or as an addition to the existing Directors shall hold office only until the next following annual general meeting of the Company after appointment and shall then be eligible for re-election at that meeting.

Save as the aforesaid and in the opinion of the Directors, the Company had complied with all Code Provisions set out in the CG Code during the year ended December 31, 2018.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Hong Kong Stock Exchange Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the year ended December 31, 2018. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

REVIEW BY AUDIT COMMITTEE

The Audit Committee of the Company has reviewed with the management of the Company, the accounting principles and practices accepted by the Company and has discussed with the Directors matters concerning internal controls and financial reporting of the Company, including a review of the audited financial statements of the Group for the year ended December 31, 2018.

CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

For the year ended December 31, 2018, 2017 and 2016

(In USD’000, except share and per share data)

	Notes	Year ended 12/31/18	Year ended 12/31/17	Year ended 12/31/16
Revenue	5	3,359,984	3,101,175	2,914,180
Cost of sales		(2,613,307)	(2,360,431)	(2,064,499)
Gross profit		746,677	740,744	849,681
Research and development expenses, net		(558,110)	(427,111)	(318,247)
Sales and marketing expenses		(30,455)	(35,796)	(35,034)
General and administration expenses		(199,818)	(198,036)	(167,582)
Net impairment losses (recognized) reversal on financial assets	38	(937)	137	10,211
Other operating income, net	7	57,283	44,957	177
Profit from operations		14,640	124,895	339,206
Interest income		64,339	27,090	11,243
Finance costs	8	(24,278)	(18,021)	(23,037)
Foreign exchange losses		(8,499)	(12,694)	(1,640)
Other gains (losses), net	9	24,282	16,499	(2,113)
Share of gain (loss) of investment accounted for using equity method		21,203	(9,500)	(13,777)
Profit before tax		91,687	128,269	309,882
Income tax (expense) benefit	10	(14,476)	(1,846)	6,552
Profit for the year	11	77,211	126,423	316,434
Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Exchange differences on translating foreign operations		(35,919)	23,213	(19,031)
Change in value of available-for-sale financial assets		—	(2,381)	807
Cash flow hedges	27	35,931	35,143	(34,627)
Share of other comprehensive income of investment accounted for using the equity method	27	—	17,646	—
Others		—	(131)	1
Items that will not be reclassified to profit or loss
Actuarial gains or losses on defined benefit plans	27	129	(436)	1,520
Total comprehensive income for the year		77,352	199,477	265,104
Profit (loss) for the year attributable to:
Owners of the Company		134,055	179,679	376,630
Non-controlling interests		(56,844)	(53,256)	(60,196)
		77,211	126,423	316,434

Total comprehensive income (loss) for the year attributable to:
Owners of the Company		133,977	251,135	326,191
Non-controlling interests		(56,625)	(51,658)	(61,087)
		77,352	199,477	265,104
Earnings per share*
Basic	14	$0.03	$0.04	$0.09
Diluted	14	$0.03	$0.04	$0.08

*	The basic and diluted earnings per share for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016 (“Share Consolidation”). Please refer to Note 14 for more details.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

As of December 31, 2018, 2017 and 2016

(In USD’000)

	Notes	12/31/18	12/31/17	12/31/16

Assets
Non-current assets
Property, plant and equipment	16	6,777,970	6,523,403	5,687,357
Land use right		105,436	97,477	99,267
Intangible assets	17	122,854	219,944	248,581
Investments in associates	19	1,135,442	758,241	240,136
Investments in joint ventures	20	15,687	31,681	14,359
Deferred tax assets	10	45,426	44,875	45,981
Financial assets at fair value through profit or loss	21	55,472	—	—
Derivative financial instruments	21	5,266	—	32,894
Other financial assets	21	—	17,598	—
Restricted cash	22	—	13,438	20,080
Other assets	21	11,176	42,810	42,870
Total non-current assets		8,274,729	7,749,467	6,431,525
Current assets
Inventories	23	593,009	622,679	464,216
Prepayment and prepaid operating expenses		28,161	34,371	27,649
Trade and other receivables	24	837,828	616,308	645,822
Financial assets at fair value through profit or loss	21	41,685	—	—
Financial assets at amortized cost	21	1,996,808	—	—
Derivative financial instruments	21	2,583	—	—
Other financial assets	21	—	683,812	31,543
Restricted cash	22	592,290	336,043	337,699
Cash and cash equivalent	39	1,786,420	1,838,300	2,126,011
		5,878,784	4,131,513	3,632,940
Assets classified as held-for-sale	25	270,807	37,471	50,813
Total current assets		6,149,591	4,168,984	3,683,753
Total assets		14,424,320	11,918,451	10,115,278

(In USD’000)

	Notes	12/31/18	12/31/17	12/31/16
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 5,039,819,199, 4,916,106,889 and 4,252,922,259 shares issued and outstanding at December 31, 2018, 2017 and 2016, respectively
	26	20,159	19,664	17,012
Share premium	26	4,993,163	4,827,619	4,950,948
Reserves	27	109,346	134,669	93,563
Retained earnings (accumulated deficit)	28	331,298	187,008	(910,849)
Equity attributable to owners of the Company		5,453,966	5,168,960	4,150,674
Perpetual subordinated convertible Securities	29	563,848	64,073	—
Non-controlling interests		2,905,766	1,488,302	1,252,553
Total equity		8,923,580	6,721,335	5,403,227
Non-current liabilities
Borrowings	30	1,760,763	1,743,939	1,233,594
Convertible bonds	31	418,592	403,329	395,210
Bonds payable	32	—	496,689	494,909
Medium-term notes	33	—	228,483	214,502
Deferred tax liabilities	10	1,639	16,412	15,382
Deferred government funding	34	393,902	299,749	265,887
Derivative financial instruments	21	15,540	—	—
Other financial liabilities	21	11,948	1,919	74,170
Other liabilities	21	39,128	99,817	37,497
Total non-current liabilities		2,641,512	3,290,337	2,731,151
Current liabilities
Trade and other payables	35	964,860	1,007,424	897,606
Contract liabilities	5	44,130	43,036	42,947
Borrowings	30	530,005	440,608	209,174
Convertible bonds	31	—	—	391,401
Bonds payable	32	498,551	—	—
Short-term notes		—	—	86,493
Medium-term notes	33	218,247	—	—
Deferred government funding	34	244,708	193,158	116,021
Accrued liabilities	36	164,604	180,912	230,450
Derivative financial instruments	21	15,806	—	—
Other financial liabilities	21	—	744	6,348
Current tax liabilities	10	2,607	270	460
Other liabilities	21	32,263	40,627	—
		2,715,781	1,906,779	1,980,900
Liabilities directly associated with assets classified as held-for-sale	25	143,447	—	—
Total current liabilities		2,859,228	1,906,779	1,980,900
Total liabilities		5,500,740	5,197,116	4,712,051
Total equity and liabilities		14,424,320	11,918,451	10,115,278

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the years ended December 31, 2018, 2017 and 2016

(In USD’000)

	Ordinary shares	Share premium	Equity- settle employee benefits reserve	Foreign currency translation reserve	Change in value of available- for-sale financial assets	Convertible bonds equity reserve	Defined benefit pension reserve	Cash flow hedges	Share of other comprehensive income of joint venture accounted for using equity method	Others	Retained earnings (accumulated deficit)	Attributable to owner of the Company	Perpetual subordinated convertible securities	Non- controlling interest	Total equity
	(Note 26)	(Note 26)	(Note 27)	(Note 27)	(Note 27)	(Note 27)	(Note 27)	(Note 27)	(Note 27)		(Note 28)		(Note 29)
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	3,729,856	—	460,399	4,190,255
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	376,630	—	(60,196)	316,434
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	(50,439)	—	(891)	(51,330)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	326,191	—	(61,087)	265,104
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	17,610	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	13,838	—	372	14,210
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	831,254	831,254
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	10,244	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	52,935	—	—	52,935
Business combination	—	—	—	—	—	—	—	—	—	—	—	—	—	21,615	21,615
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	94,627	—	853,241	947,868
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	4,150,674		1,252,553	5,403,227
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	179,679	—	(53,256)	126,423
Other comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	71,456	—	1,598	73,054
Total comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	251,135	—	(51,658)	199,477
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	326,140	—	—	326,140
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	17,088	—	17	17,105
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	17,495	—	719	18,214
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	294,000	294,000
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	399,099	—	—	399,099
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	—	64,073	—	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—	—	—
Non-controlling interest on transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	7,329	—	(7,329)	—
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	767,151	64,073	287,407	1,118,631
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	5,168,960	64,073	1,488,302	6,721,335
Adoption of IFRS 9	—	—	—	—	1,111	—	—	—	(17,646)	—	16,535	—	—	—	—
Restated total equity at January 1, 2018	19,664	4,827,619	64,978	(497)	—	52,053	1,084	516	—	—	203,543	5,168,960	64,073	1,488,302	6,721,335
Profit for the year	—	—	—	—	—	—	—	—	—	—	134,055	134,055	—	(56,844)	77,211
Other comprehensive income (losses) for the year	—	—	—	(36,138)	—	—	129	35,931	—	—	—	(78)	—	219	141
Total comprehensive income (losses) for the year	—	—	—	(36,138)	—	—	129	35,931	—	—	134,055	133,977	—	(56,625)	77,352
Issuance of ordinary shares	474	160,404	—	—	—	—	—	—	—	—	—	160,878	—	—	160,878
Cancellation of treasury stock	(76)	(19,981)	—	—	—	—	—	—	—	—	—	(20,057)	—	—	(20,057)
Exercise of stock options	97	25,121	(17,211)	—	—	—	—	—	—	—	—	8,007	—	69	8,076
Share-based compensation	—	—	10,912	—	—	—	—	—	—	—	—	10,912	—	749	11,661
Capital contribution from non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	1,488,900	1,488,900
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	—	499,775	—	499,775
Distribution to perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	(6,300)	(6,300)	—	—	(6,300)
Deconsolidation of subsidiaries due to loss of control	—	—	—	(1,774)	—	—	—	—	—	—	—	(1,774)	—	(15,629)	(17,403)
Share of other capital reserve of associates accounted for using equity method	—	—	—	—	—	—	—	—	—	(637)	—	(637)	—	—	(637)
Subtotal	495	165,544	(6,299)	(1,774)	—	—	—	—	—	(637)	(6,300)	151,029	499,775	1,474,089	2,124,893
Balance at December 31, 2018	20,159	4,993,163	58,679	(38,409)	—	52,053	1,213	36,447	—	(637)	331,298	5,453,966	563,848	2,905,766	8,923,580

CONSOLIDATED STATEMENT OF CASH FLOWS

For the year ended December 31, 2018, 2017 and 2016

(In USD’000)

		Year ended	Year ended	Year ended
	Notes	12/31/18	12/31/17	12/31/16
Operating activities
Profit for the year		77,211	126,423	316,434
Adjustments for:
Income tax expense (benefit)	10	14,476	1,846	(6,552)
Depreciation and amortization expense	11	1,048,410	971,382	729,866
Expense recognized in respect of equity-settled share-based payments	11	11,661	18,214	14,210
Interest income		(64,339)	(27,090)	(11,243)
Finance costs	8	24,278	18,021	23,037
(Gain) loss on disposal of property, plant and equipment and assets classified as held-for-sale	7	(30,838)	(17,513)	1,846
Gain on deconsolidation of subsidiaries		(3,466)	—	—
Gain on disposal of associates		—	(18,884)	—
Impairment losses on assets	11	16,567	46,720	1,024
Net (gain) loss arising on financial instruments at fair value through profit or loss	9	(9,773)	(6,890)	7,617
Net loss (gain) on foreign exchange		8,632	26,101	(26,236)
Share of (gain) loss of investment accounted for using equity method		(21,203)	9,500	13,777
Other non-cash loss		—	—	175
		1,071,616	1,147,830	1,063,955
Operating cash flows before movements in working capital:
(Increase) decrease in trade and other receivables		(106,404)	59,084	(100,980)
Increase in inventories		(31,063)	(205,320)	(51,344)
Increase in restricted cash relating to operating activities		(325,512)	(81,795)	(147,834)
Decrease (increase) in prepayment and prepaid operating expense		2,000	(6,722)	17,615
Decrease in other operating assets		6,660	2,938	1,576
Increase in trade and other payables		56,598	109,285	72,836
Increase (decrease) in contract liabilities		1,094	89	(13,790)
Increase in deferred government funding		143,485	110,999	126,845
Increase (decrease) in other operating liabilities		17,866	(40,604)	25,031
Cash generated from operations		836,340	1,095,784	993,910
Interest paid		(47,850)	(34,086)	(27,497)
Interest received		34,840	19,425	12,464
Income taxes paid		(23,904)	(437)	(1,675)
Net cash generated from operating activities		799,426	1,080,686	977,202

(In USD’000)

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
Investing activities
Payments to acquire financial assets at fair value through profit or loss	(447,717)	—	—
Proceeds from sale of financial assets at fair value through profit or loss	540,166	—	—
Payments to acquire financial assets at amortized cost	(4,407,790)	—	—
Proceeds from maturity of financial assets at amortized cost	2,954,346	—	—
Payments to acquire financial assets	—	(829,371)	(917,272)
Proceeds on sale of financial assets	—	186,509	1,175,768
Payments for property, plant and equipment	(1,808,253)	(2,287,205)	(2,757,202)
Proceeds from disposal of property, plant and equipment and assets classified as held-for-sale	398,162	688,192	259,799
Payments for joint ventures, associates and other financial assets	(427,197)	(467,885)	(87,645)
Proceeds from disposal of joint ventures and other financial assets	9,251	1,028	5,523
Distributions received from joint ventures and associates	12,322	255	2,027
Payments for intangible assets	(9,817)	(43,755)	(85,729)
Payments for land use right	(14,425)	—	—
Payments for deposit of investing activities	(45,503)	—	—
Proceeds from release of restricted cash relating to investing activities	54,743	90,093	34,614
Net cash outflow from deconsolidation of subsidiaries(1)	(5,549)	—	—
Payment for business combination	—	—	(73,216)
Net cash used in investing activities	(3,197,261)	(2,662,139)	(2,443,333)
Financing activities
Proceeds from borrowings	782,402	1,194,659	1,239,265
Repayment of borrowings	(536,752)	(537,016)	(228,928)
Proceeds from issuance of new shares	160,878	326,351	—
Proceeds from issuance of convertible bonds	—	—	441,155
Proceeds from issuance of short-term and medium-term notes	—	—	314,422
Repayment of short-term notes	—	(87,858)	—
Proceeds from issuance of perpetual subordinated convertible securities	499,775	64,350	—
Distribution paid to perpetual subordinated convertible securities holders	(6,300)	—	—
Proceeds from exercise of employee stock options	8,076	17,105	17,610
Payments to acquire treasury shares	(20,057)	—	—
Proceeds from non-controlling interests — capital contribution	1,488,900	294,000	831,254
Net cash from financing activities	2,376,922	1,271,591	2,614,778
Net (decrease) increase in cash and cash equivalent	(20,913)	(309,862)	1,148,647
Cash and cash equivalent at the beginning of the year	1,838,300	2,126,011	1,005,201
Effects of exchange rate changes on the balance of cash held in foreign currencies	(16,413)	22,151	(27,837)
	1,800,974	1,838,300	2,126,011
Cash and cash equivalent of disposal group as held-for-sale	(14,554)	—	—
Cash and cash equivalent at the end of the year	1,786,420	1,838,300	2,126,011

(1)	The net cash outflow was from deconsolidation of subsidiaries due to the Company lost control of Ningbo Semiconductor International Corporation on April 13, 2018. Please refer to Note 19 for more details.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the year ended December 31, 2018

1.	GENERAL INFORMATION

Semiconductor Manufacturing International Corporation (the “Company” or “SMIC”) was established as an exempt company incorporated under the laws of the Cayman Islands on April 3, 2000. The address of the principal place of business is 18 Zhangjiang Road, Pudong New Area, Shanghai, China, 201203. The registered address is at P.O. Box 2681, Cricket Square, Hutchins Drive, Grand Cayman KY1-1111, Cayman Islands. Semiconductor Manufacturing International Corporation is an investment holding company.

Semiconductor Manufacturing International Corporation and its subsidiaries (hereinafter collectively referred to as the “Group”) are mainly engaged in the computer-aided design, manufacturing, testing, packaging, and trading of integrated circuits and other semiconductor services, as well as designing and manufacturing semiconductor masks. The principal subsidiaries and their activities are set out in Note 18.

These financial statements are presented in US dollars, unless otherwise stated.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”)

NEW AND REVISED IFRSs THAT ARE MANDATORILY EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2018

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated.

On January 1, 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories.

(i)	Classification and measurement
(1)	Reclassification from available-for-sale to fair value through profit or loss (“FVPL“)

The group elected to present in profit or loss changes in the fair value of all its equity investments previously classified as available-for-sale, because these investments are held as long-term strategic investments that are not expected to be sold in the short to medium term. As a result, assets with a fair value of US$24.8 million were reclassified from available-for-sale financial assets to financial assets at FVPL on January 1, 2018.

Related gains of US$16.5 million were transferred from reserves to retained earnings on January 1, 2018. For the year ended December 31, 2018, net fair value gains of US$2.0 million relating to these investments were recognized in profit or loss.

(2)	Reclassification from other financial assets to FVPL

Certain investments in financial products sold by banks were reclassified from other financial assets to financial assets at FVPL (US$117.9 million as at January 1, 2018). They do not meet the IFRS 9 criteria for classification at amortized cost, because their cash flows do not represent solely payments of principal and interest.

(3)	Reclassification from other financial assets to amortized cost

Certain investments in over 3 months bank deposits were reclassified from other financial assets to amortized cost (US$559.0 million as at January 1, 2018). At the date of initial application the Group’s business model is to hold these investments for collection of contractual cash flows, and the cash flows represent solely payments of principal and interest on the principal amount. There was no impact on retained earnings at January 1, 2018.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (continued)

NEW AND REVISED IFRSs THAT ARE MANDATORILY EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2018 (CONTINUED)

IFRS 9 Financial Instruments (continued)

(ii)	Impairment of financial assets

The Group has the following types of financial assets subject to IFRS 9 new expected credit loss model:

•	Trade receivables; and

•	Other financial assets at amortized cost.

For trade receivable, the Group applies the simplified approach for expected credit losses prescribed by IFRS 9. Based on the assessments performed by management, the changes in the loss allowance for trade receivables are insignificant.

Impairment on other financial assets at amortized cost is measured as either 12-month expected credit losses or lifetime expected credit loss, depending on whether there has been a significant increase in credit risk since the initial recognition. Based on the assessments performed by management, the changes in the loss allowance for other financial assets at amortized cost are insignificant.

IFRS 15 Revenue from Contracts with Customers

The new IFRS 15 standard establishes a single revenue recognition framework. The core principle of the framework is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. IFRS 15 supersedes existing revenue recognition guidance including IAS 18 Revenue, IAS 11 Construction Contracts and related interpretations.

IFRS 15 requires the application of a 5 steps approach to revenue recognition:

•	Step 1: Identify the contract(s) with a customer

•	Step 2: Identify the performance obligations in the contract

•	Step 3: Determine the transaction price

•	Step 4: Allocate the transaction price to each performance obligation

•	Step 5: Recognize revenue when each performance obligation is satisfied

IFRS 15 includes specific guidance on particular revenue related topics that may change the current approach taken under IFRS. The standard also significantly enhances the qualitative and quantitative disclosures related to revenue.

The standard permits either a full retrospective method to each prior reporting period presented or a modified retrospective approach with the cumulative effect of initially applying the guidance recognized at the date of initial application. The Group has performed a detailed assessment on the impact of the adoption of IFRS 15 and decided to adopt a full retrospective approach. The adoption of IFRS 15 did not have any significant impact on the Group’s financial statements.

The Group has adopted IFRS 15 Revenue from Contracts with Customers from January 1, 2018 which resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transition provisions in IFRS 15, the Group has adopted the new rules retrospectively and has restated comparatives for the 2017 financial year. Contract liabilities has been presented in the balance sheet to reflect the terminology of IFRS 15, in relation to advance payment received from customers were previously included in trade and other payables (US$43.0 million as at January 1, 2018). Based on the assessment, the timing of revenue recognition on sale of goods is nearly unchanged.

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (continued)

NEW AND REVISED IFRSs THAT ARE MANDATORILY EFFECTIVE FOR THE YEAR ENDED DECEMBER 31, 2018 (continued)

Impact on the financial statements

The following tables show the adjustments as the impact of the adoption of IFRS 15 and IFRS 9 on the Group’s financial statements and also disclose the new accounting policies that have been applied from January 1, 2018, where they are different to those applied in prior periods.

The Group has adopted IFRS 15 retrospectively with restating comparatives for the 2016 and 2017 financial years.

(In USD’000)

		Impact on			Impact on
	12/31/16	IFRS 15	12/31/16	12/31/17	IFRS 15	12/31/17
	As			As
Consolidated statement of	originally	Contract		originally	Contract
financial position (extract)	presented	liabilities	Restated	presented	liabilities	Restated
Trade and other payables	940,553	(42,947)	897,606	1,050,460	(43,036)	1,007,424
Contract liabilities	—	42,947	42,947	—	43,036	43,036
	940,553	—	940,553	1,050,460	—	1,050,460

The Group has adopted IFRS 9 without restating comparative information as at December 31, 2017.

(In USD’000)

	12/31/17			Impact on IFRS 9				01/01/18
		Cross	Foreign	Financial	Over
	As	currency	currency	products	3 months
Consolidated statement of	originally	swap	forward	sold	bank	Equity	Contingent
financial position (extract)	presented	contracts	contracts	by banks	deposits	securities	consideration	Restated
Non-current assets
Other assets	42,810	—	—	—	—	(24,844)	—	17,966
Financial assets at fair value through profit or loss	—	—	—	—	—	24,844	—	24,844
Derivative financial instruments	—	17,598	—	—	—	—	—	17,598
Other financial assets	17,598	(17,598)	—	—	—	—	—	—
Current assets
Financial assets at fair value through profit or loss	—	—	—	117,928	—	—	—	117,928
Financial assets at amortized cost	—	—	—	—	559,034	—	—	559,034
Derivative financial instruments	—	4,739	2,111	—	—	—	—	6,850
Other financial assets	683,812	(4,739)	(2,111)	(117,928)	(559,034)	—	—	—
	744,220	—	—	—	—	—	—	744,220
Non-current liabilities
Derivative financial instruments	—	1,919	—	—	—	—	—	1,919
Other financial liabilities	1,919	(1,919)	—	—	—	—	12.549	12,549
Other Liabilities	99,817	—	—	—	—	—	(12,549)	87,268
Current liabilities
Derivative financial instruments	—	742	2	—	—	—	—	744
Other financial liabilities	744	(742)	(2)	—	—	—	—	—
	102,480	—	—	—	—	—	—	102,480
Equity
Reserves	134,669	—	—	—	—	(16,535)	—	118,134
Retained earnings	187,008	—	—	—	—	16,535	—	203,543
	321,677	—	—	—	—	—	—	321,677

2.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRSs”) (continued)

NEW OR REVISED IFRSs IN ISSUE BUT NOT YET EFFECTIVE

The Group has not applied the following new and revised IFRSs that have been issued but are not yet effective:

New or revised IFRS	Effective date

IFRS 16 — Lease	On or after January 1, 2019
IFRS 17 — Insurance Contracts	On or after January 1, 2022
IFRIC 23 — Uncertainty over Income Tax Treatments	On or after January 1, 2019
Amendments to IFRS 9 — Prepayment Features with Negative Compensation	On or after January 1, 2019
Amendments to IAS 28 — Long-term Interests in Associates and Joint Ventures	On or after January 1, 2019
Amendments to IFRS 3 — Definition of Business	On or after January 1, 2020
Amendments to IAS 1 and IAS 8 — Definition of material	On or after January 1, 2020
Annual Improvements to IFRS Standards 2015–2017 Cycle	On or after January 1, 2019
Amendments to IFRS 10 and IAS 28 — Sale or contribution of assets between an investor and its association or joint venture	Not yet determined

The new IFRS 16 standard will result in almost all leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized. The only exceptions are short- term and low-value leases.

The Group has set up a project team which has reviewed all of the Group’s leasing arrangements over the last year in light of the new lease accounting rules in IFRS 16. The standard will affect primarily the accounting for the Group’s operating leases and sales and leaseback transaction.

As at the reporting date, the Group has lease expense of US$303.5 million on non-cancellable operating lease commitments (see note 41).

The Group expects to recognize right-of-use assets and lease liabilities of approximately US$279.7 million on January 1, 2019.

The Group will apply the standard from its mandatory adoption date of January 1, 2019. The Group intends to apply the simplified transition approach and will not restate comparative amounts for the year prior to first adoption. Right-of-use assets for property leases will be measured on transition as if the new rules had always been applied. All other right-of-use assets will be measured at the amount of the lease liability on adoption.

There are no other standards that are not yet effective and that would be expected to have a material impact on the Group in the current or future reporting periods and on foreseeable future transactions.

3.	SIGNIFICANT ACCOUNTING POLICIES

STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with all applicable IFRS issued by the IASB. In addition, the consolidated financial statements include applicable disclosures required by the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

BASIS OF PREPARATION

The consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments that are measured at fair value as explained in the accounting policies set out below. The consolidated financial statements are presented in US dollars and all values are rounded to the nearest thousand, except when otherwise indicated.

Historical cost is generally based on the fair value of the consideration given in exchange for goods and services.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, regardless of whether that price is directly observable or estimated using another valuation technique. In estimating the fair value of an asset or a liability, the Group takes into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date. Fair value for measurement and/or disclosure purposes in these consolidated financial statements is determined on such a basis, except for share-based payment transactions that are within the scope of IFRS 2, and measurements that have some similarities to fair value but are not fair value, such as net realizable value in IAS 2 or value in use in IAS 36.

In addition, for financial reporting purposes, fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);

•	Level 3 inputs are unobservable inputs for the asset or liability. The principal accounting policies are set out below.

BASIS OF CONSOLIDATION

The consolidated financial statements incorporate the financial statements of the Group and entities (including structured entities) controlled by the Group. Control is achieved when the Group:

•	has power over the investee;

•	is exposed, or has rights, to variable returns from its involvement with the investee; and

•	has the ability to use its power to affect its returns.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

BASIS OF CONSOLIDATION (continued)

The Group reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above.

When the Group has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities of the investee unilaterally. The Group considers all relevant facts and circumstances in assessing whether or not the Group’s voting rights in an investee are sufficient to give it power, including:

•	the size of the Group’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;

•	potential voting rights held by the Group, other vote holders or other parties;

•	rights arising from other contractual arrangements; and

•	any additional facts and circumstances that indicate that the Group has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Group obtains control over the subsidiary and ceases when the Group loses control of the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated statement of profit or loss and other comprehensive income from the date the Group gains control until the date when the Group ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Company and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with the Group’s accounting policies.

All intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Group are eliminated in full on consolidation.

CHANGES IN THE GROUP’S OWNERSHIP INTERESTS IN EXISTING SUBSIDIARIES

Changes in the Group’s ownership interests in subsidiaries that do not result in the Group losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Group’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

When the Group loses control of a subsidiary, a gain or loss is recognized in profit or loss and is calculated as the difference between (i) the aggregate of the fair value of the consideration received and the fair value of any retained interest and (ii) the previous carrying amount of the assets (including goodwill), and liabilities of the subsidiary and any non-controlling interests. All amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for as if the Group had directly disposed of the related assets or liabilities of the subsidiary (i.e. reclassified to profit or loss or transferred to another category of equity as specified/permitted by applicable IFRSs). The fair value of any investment retained in the former subsidiary at the date when control is lost is regarded as the fair value on initial recognition for subsequent accounting under IFRS 9, when applicable, the cost on initial recognition of an investment in an associate or a joint venture.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

SEPARATE PRINCIPAL STATEMENT

Investments in subsidiaries are accounted for at the equity method in accordance with IAS 27 and IAS 28. Under the equity method, the investments are initially recognized at cost and adjusted thereafter to recognize the group’s share of the post-acquisition profits or losses of the investee in profit or loss, and the group’s share of movements in other comprehensive income of the investee in other comprehensive income. When the group’s share of losses in an equity-accounted investment equals or exceeds its interest in the entity, including any other unsecured long-term receivables, the group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the other entity.

INVESTMENTS IN ASSOCIATES

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint venture. Significant influence is the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies.

The results and assets and liabilities of associates are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, investments in associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Group’s share of the profit or loss and other comprehensive income of the associates. When the Group’s share of losses of an associate exceeds the Group’s interest in that associate (which includes any long-term interests that, in substance, form part of the Group’s net investment in the associate), the Group discontinues recognizing its share of further losses. Additional losses are recognized only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of that associate.

An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate. On acquisition of the investment in an associate, any excess of the cost of the investment over the Group’s share of the net fair value of the identifiable assets and liabilities of the investee is recognized as goodwill, which is included within the carrying amount of the investment. Any excess of the Group’s share of the net fair value of the identifiable assets and liabilities over the cost of the investment, after reassessment, is recognized immediately in profit or loss in the period in which the investment is acquired.

The requirements of IAS 28 are applied to determine whether it is necessary to recognize any impairment loss with respect to the Group’s investment in an associate. When necessary, the entire carrying amount of the investment (including goodwill) is tested for impairment in accordance with IAS 36 Impairment of Assets as a single asset by comparing its recoverable amount (higher of value in use and fair value less costs to sell) with its carrying amount. The difference between the recoverable amount and the carrying amount is recognized as impairment loss in the profit or loss. Any reversal of that impairment loss is recognized in accordance with IAS 36 to the extent that the recoverable amount of the investment subsequently increases.

The Group discontinues the use of the equity method from the date when the investment ceases to be an associate, or when the investment is classified as held-for-sale. When the Group retains an interest in the former associate and the retained interest is a financial asset, the Group measures the retained interest at fair value at that date and the fair value is regarded as its fair value on initial recognition in accordance with IFRS 9. The difference between the carrying amount of the associate at the date the equity method was discontinued, and the fair value of any retained interest and any proceeds from disposing of a part interest in the associate is included in the determination of the gain or loss on disposal of the associate. In addition, the Group accounts for all amounts previously recognized in other comprehensive income in relation to that associate on the same basis as would be required if that associate had directly disposed of the related assets or liabilities. Therefore, if a gain or loss previously recognized in other comprehensive income by that associate would be reclassified to profit or loss on the disposal of the related assets or liabilities, the Group reclassifies the gain or loss from equity to profit or loss (as a reclassification adjustment) when the equity method is discontinued.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS IN ASSOCIATES (continued)

When the Group reduces its ownership interest in an associate but the Group continues to use the equity method, the Group reclassifies to profit or loss the proportion of the gain or loss that had previously been recognized in other comprehensive income relating to that reduction in ownership interest if that gain or loss would be reclassified to profit or loss on the disposal of the related assets or liabilities.

When a group entity transacts with an associate of the Group, profits and losses resulting from the transactions with the associate are recognized in the Group’s consolidated financial statements only to the extent of interests in the associate that are not related to the Group. Unrealized losses are eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

In accordance with IAS 28, when the financial statements of an associate used in applying the equity method are prepared as of a different reporting date from that of the Group, adjustments are made by the Group for the effects of significant transactions or events. In no circumstances can the difference between the reporting date of the associate and that of the Group be more than three months and the length of the reporting periods and any difference in the reporting dates are the same from period to period.

INVESTMENTS IN JOINT VENTURES

The Group has applied IFRS 11 to all joint arrangements. Under IFRS 11 investments in joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations each investor. The Group has assessed the nature of its joint arrangements and determined them to be joint ventures. Joint ventures are accounted for using the equity method.

Under the equity method of accounting, interests in joint ventures are initially recognized at cost and adjusted thereafter to recognize the Group’s share of the post-acquisition profits or losses and movements in other comprehensive income. The Group’s investments in joint ventures include goodwill identified on acquisition. Upon the acquisition of the ownership interest in a joint venture, any difference between the cost of the joint venture and the Group’s share of the net fair value of the joint venture’s identifiable assets and liabilities is accounted for as goodwill. When the Group’s share of losses in a joint venture equals or exceeds its interests in the joint ventures (which includes any long-term interests that, in substance, form part of the Group’s net investment in the joint ventures), the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint ventures.

Unrealized gains on transactions between the Group and its joint ventures are eliminated to the extent of the Group’s interest in the joint ventures. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of the joint ventures have been changed where necessary to ensure consistency with the policies adopted by the Group.

NON-CURRENT ASSETS HELD-FOR-SALE

Non-current assets and disposal groups are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Non-current assets (and disposal groups) classified as held-for-sale are measured at the lower of their previous carrying amount and fair value less costs of disposal.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION

Revenue is measured at the fair value of the consideration received or receivable. Revenue is reduced for estimated customer returns, rebates and other similar allowances.

Sale of goods

The Group manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Group also sells certain semiconductor standard products to customers.

Revenues are recognized when, or as, the control of the goods or services is transferred to the customer. Depending on the terms of the contract and the laws applicable, control of the goods and services may be transferred over time or at a point in time. Control of the goods and services is transferred over time if the Group’s performance:

•	provides all of the benefits received and consumed simultaneously by the customer;

•	creates and enhances an asset that the customer controls as the Group performs; or

•	does not create an asset with an alternative use to the Group and the Group has an enforceable right to payment for performance completed to date.

If control of the goods and services transfers over time, revenue is recognized over the period of the contract by reference to the progress towards complete satisfaction of that performance obligation. Otherwise, revenue is recognized at a point in time when the customer obtains control of the goods and services.

Contracts with customers may include multiple performance obligations. For such arrangements, the Group allocates revenue to each performance obligation based on its relative standalone selling price. The Group generally determines standalone selling prices based on the prices charged to customers. If the standalone selling price is not directly observable, it is estimated using expected cost plus a margin or adjusted market assessment approach, depending on the availability of observable information. Assumptions and estimations have been made in estimating the relative selling price of each distinct performance obligation, and changes in judgements on these assumptions and estimates may impact the revenue recognition.

When either party to a contract has performed, the Group presents the contract in the statement of financial position as a contract asset or a contract liability, depending on the relationship between the entity’s performance and the customer’s payment.

A contract asset is the Group’s right to consideration in exchange for goods and services that the Group has transferred to a customer.

Incremental costs incurred to obtain a contract, if recoverable, are capitalized and presented as contract assets and subsequently amortized when the related revenue is recognized.

If a customer pays consideration or the Group has a right to an amount of consideration that is unconditional, before the Group transfers a good or service to the customer, the Group presents the contract as a contract liability when the payment is made or the a receivable is recorded (whichever is earlier). A contract liability is the Group’s obligation to transfer goods or services to a customer for which the Group has received consideration (or an amount of consideration is due) from the customer.

A receivable is recorded when the Group has an unconditional right to consideration. A right to consideration is unconditional if only the passage of time is required before payment of that consideration is due.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

REVENUE RECOGNITION (continued)

Sale of goods (continued)

Customers have the right of return within one year pursuant to warranty provisions. The Group typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Group estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects at customers that may exceed historical trends.

Transfer of intellectual property

The group transferred certain pieces of intellectual property to customers. If the license to a customer is to provide the customer a right to access the Group’s intellectual property as it exists throughout the license period, revenues from licensing are recognized over time when the control of the license is transferred to the customer. If the license to a customer is to provide the customer a right to use the Group’s intellectual property as it exists at the point in time at which the license is granted, revenues from licensing are recognized at a point in time as the control of the technology license is transferred to the customer.

GAIN ON SALE OF REAL ESTATE PROPERTY

Gain from sales of real estate property is recognized when all the following conditions are satisfied: 1) sales contract executed, 2) full payment collected, or down payment collected and non-cancellable mortgage contract is executed with borrowing institution, 3) the legal title has passed to the buyers, 4) and the control over the property has been transferred to the buyers.

INTEREST INCOME

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Group and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

FOREIGN CURRENCIES

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Untied States dollar (“US dollar”), which is the Company’s functional and the Group’s presentation currency.

In preparing the financial statements of each individual group entity transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions. At the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

Exchange differences on monetary items are recognized in profit or loss in the period in which they arise.

For the purposes of presenting consolidated financial statements, the assets and liabilities of the Group’s foreign operations are translated into United States dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period, unless exchange rates fluctuate significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity (attributed to non-controlling interests as appropriate).

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

FOREIGN CURRENCIES (continued)

On the disposal of a foreign operation (i.e. a disposal of the Group’s entire interest in a foreign operation, or a disposal involving loss of control over a subsidiary that includes a foreign operation, or a disposal involving loss of significant influence over an associate that includes a foreign operation), all of the exchange differences accumulated in equity in respect of that operation attributable to the owners of the Company are reclassified to profit or loss.

BORROWING COSTS

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Investment income earned on the temporary investment of specific borrowings pending their expenditure on qualifying assets is deducted from the borrowing costs eligible for capitalization.

All other borrowing costs are recognized in profit or loss in the period in which they are incurred.

GOVERNMENT FUNDING

Government funding relating to property, plant and equipment, whose primary condition is that the Group should purchase, construct or otherwise acquire non-current assets, are recognized as deferred income in the consolidated statement of financial position and transferred to profit or loss on a systematic and rational basis over the useful lives of the related assets.

Government funding that is receivable as compensation for expenses or losses already incurred is recorded as a liability upon receipt and recognized as reduction of expenses or losses until the requirements (if any) specified in the terms of the funding have been reached.

RETIREMENT BENEFITS

The Group’s local Chinese employees are entitled to a retirement benefit based on their salary and their length of service in accordance with a state-managed pension plan. The PRC government is responsible for the pension liability to these retired staff. The Group is required to make contributions to the state-managed retirement plan at a rate equal to 19.0% to 20.0% (the standard in Shenzhen site ranges from 13% to 14% according to Shenzhen government regulation) of the monthly basic salary of current employees. The Group has no further payment obligations once the contributions have been paid. The costs are recognized in profit or loss when incurred.

Besides, LFoundry S.r.l.’s (“LFoundry”, the Company’s majority-owned subsidiary in Avezzano, Italy) employees are entitled to a retirement plan and a defined benefit plan. The liability recognized in the consolidated statement of financial position in respect of defined benefit plans is the present value of the defined benefit obligation at the end of the reporting period. The defined benefit obligation is calculated quarterly by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related defined benefit obligation.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

SHARE-BASED PAYMENT ARRANGEMENTS

Equity-settled share-based payments to employees and others providing similar services are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a graded vesting basis over the vesting period, based on the Group’s estimate of equity instruments that will eventually vest, with a corresponding increase in equity. At the end of each reporting period, the Group revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the equity-settled employee benefits reserve. When share options are exercised, the amount previously recognized in the reserve will be transferred to share premium.

Equity-settled share-based payment transactions with parties other than employees are measured at the fair value of the goods or services received, except where that fair value cannot be estimated reliably, in which case they are measured at the fair value of the equity instruments granted, measured at the date the entity obtains the goods or the counterparty renders the service.

TAXATION

Income tax expense represents the sum of the tax currently payable and deferred tax.

Current tax

The tax currently payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the consolidated statement of profit or loss and other comprehensive income because of items of income or expense that are taxable or deductible in other years and items that are never taxable or deductible. The Group’s liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the end of the reporting period.

Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilized. Such deferred tax assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition other than in a business combination of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

TAXATION (continued)

Deferred tax (continued)

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset is realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment held for use in the production or supply of goods or services, or for administrative purposes, are stated in the consolidated statement of financial position at their costs, less any subsequent accumulated depreciation and subsequent accumulated impairment losses. Such cost includes the cost of replacing part of the property, plant and equipment and borrowing costs for long-term construction projects if the recognition criteria are met.

The Group constructs certain of its plant and equipment. In addition to costs under the construction contracts, external costs that are directly related to the construction and acquisition of such plant and equipment are capitalized. Depreciation is recorded at the time assets are ready for their intended use. Such properties are classified to the appropriate categories of property, plant and equipment when completed and ready for intended use. Depreciation of these assets, on the same basis as other property assets, commences when the assets are ready for their intended use.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the profit or loss during the financial period in which they are incurred.

An item at property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on the disposal or retirement of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Depreciation is recognized so as to write off the cost of items of property, plant and equipment other than properties under construction over their estimated useful lives, using the straight-line method. The estimated useful lives and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

The following useful lives are used in the calculation of depreciation.

Buildings	25 years
Plant and equipment	5–10 years
Office equipment	3–5 years
Leasehold equipment under finance leases	Over the lease terms

LAND USE RIGHT

Land use rights, which are all located in the PRC, are recorded at cost and are charged to profit or loss ratably over the term of the land use agreements which range from 50 to 70 years.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INTANGIBLE ASSETS

Acquired intangible assets which consists primarily of technology, licenses and patents, are carried at cost less accumulated amortization and any accumulated impairment loss. Amortization is computed using the straight- line method over the expected useful lives of the assets of three to ten years. The estimated useful life and amortization method are reviewed at the end of each reporting period, with effect of any changes in estimate being accounted for on a prospective basis.

BUSINESS COMBINATIONS

Business combinations are accounted for using the acquisition method. The consideration transferred is measured at the acquisition date fair value which is the sum of the acquisition date fair values of assets transferred by the Group, liabilities assumed by the Group to the former owners of the acquiree and the equity interests issued by the Group in exchange for control of the acquiree. For each business combination, the Group elects whether to measure the non-controlling interests in the acquiree that are present ownership interests and entitle their holders to a proportionate share of net assets in the event of liquidation at fair value or at the proportionate share of the acquiree’s identifiable net assets. All other components of non-controlling interests are measured at fair value. Acquisition-related costs are expensed as incurred.

When the Group acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts of the acquiree.

Any contingent consideration to be transferred by the acquirer is recognized at fair value at the acquisition date. Contingent consideration classified as an asset or liability is measured at fair value with changes in fair value recognized in profit or loss. Contingent consideration that is classified as equity is not remeasured and subsequent settlement is accounted for within equity.

GOODWILL

Goodwill is initially measured at cost, being the excess of the aggregate of the consideration transferred, the amount recognized for non-controlling interests and any fair value of the Group’s previously held equity interests in the acquiree over the identifiable net assets acquired and liabilities assumed. If the sum of this consideration and other items is lower than the fair value of the net assets acquired, the difference is, after reassessment, recognized in profit or loss as a gain on bargain purchase.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. The Group performs its annual impairment test of goodwill as at December 31. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group’s cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units.

Impairment is determined by assessing the recoverable amount of the cash-generating unit (“CGU”) to which the goodwill relates. Where the recoverable amount of the CGU is less than the carrying amount, an impairment loss is recognized. An impairment loss recognized for goodwill is not reversed in a subsequent period.

Where goodwill has been allocated to a CGU and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on the disposal. Goodwill disposed of in these circumstances is measured based on the relative value of the operation disposed of and the portion of the CGU retained.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

IMPAIRMENT OF TANGIBLE AND INTANGIBLE ASSETS OTHER THAN GOODWILL

At the end of each reporting period, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). When it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. When a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual cash-generating units, or otherwise they are allocated to the smallest group of cash-generating units for which a reasonable and consistent allocation basis can be identified.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

When an impairment loss subsequently reverses, the carrying amount of the asset (or a CGU) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized as income.

LEASES

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalized at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalized finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the statement of profit or loss and other comprehensive income so as to provide a constant periodic rate of charge over the lease terms.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessee, rentals payable under operating leases net of any incentives received from the lessor are charged to the statement of profit or loss and other comprehensive income on the straight-line basis over the lease terms.

CASH AND CASH EQUIVALENTS

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and are subjected to an insignificant risk of changes in value, with original maturities of three months or less.

RESTRICTED CASH

Restricted cash consists of bank deposits pledged against letters of credit, short-term and long-term credit facilities, and unused government funding for certain research and development projects. Changes of restricted cash pledged against letter of credit, short-term and long-term credit facilities and changes of restricted cash paid for property, plant and equipment are presented as investing activity in consolidated statement of cash flows. Changes of restricted cash of unused government funding for expensed research and development activities are presented as operating activity in consolidated statement of cash flows.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INVENTORIES

Inventories are stated at the lower of cost and net realizable value. Costs of inventories are determined on a weighted average basis. Net realizable value represents the estimated selling price for inventories less all estimated costs of completion and costs necessary to make the sale.

PROVISIONS

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows (when the effect of the time value of money is material).

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, a receivable is recognized as an asset if it is virtually certain that reimbursement will be received and the amount of the receivable can be measured reliably.

INVESTMENTS AND OTHER FINANCIAL ASSETS

Classification

From January 1, 2018 the Group classifies its financial assets in the following measurement categories:

•	those to be measured subsequently at fair value (through profit or loss), and

•	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows. For assets measured at fair value, gains and losses will be recorded in profit or loss.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at FVPL, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. There are three below measurement categories and the Group recognizes its debt instruments as amortized cost and FVPL only:

•	Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains or losses, together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the statement of profit or loss.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS AND OTHER FINANCIAL ASSETS (continued)

Debt instruments (continued)

•	FVPL: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at FVPL. A gain or loss on a debt investment that is subsequently measured at FVPL is recognized in profit or loss and presented net within other gains or losses in the period in which it arises.

•	FVOCI: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI. Movements in the carrying amount are taken through other comprehensive income (“OCI”), except for the recognition of impairment gains or losses, interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss and recognized in other gains/ (losses). Interest income from these financial assets is included in finance income using the effective interest rate method. Foreign exchange gains and losses are presented in other gains/(losses) and impairment expenses are presented as separate line item in the statement of profit or loss.

Equity instruments

An equity instrument is any contract that evidences a residual interest in the assets of the group after deducting all of its liabilities. Equity instruments issued by the Group are recognized at the proceeds received, net of direct issue costs. The Group subsequently measures all equity investments at fair value through profit or loss. Changes in the fair value of financial assets at FVPL are recognized in other gains or losses in the statement of profit or loss as applicable.

Impairment

From January 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Derivatives and hedging

The Group has made the accounting policy choice to continue applying hedge accounting under IAS 39.

Accounting policies applied until December 31, 2017

The Group has applied IFRS 9 retrospectively, but has elected not to restate comparative information. As a result, the comparative information provided continues to be accounted for in accordance with the group’s previous accounting policy.

Classification

Until December 31, 2017 the group classifies its financial assets in the following categories:

•	financial assets at fair value through profit or loss,

•	loans and receivables, and

•	available-for-sale financial assets.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS AND OTHER FINANCIAL ASSETS (continued)

Accounting policies applied until December 31, 2017 (continued)

The classification determined on the purpose for which the investments were acquired. Management determined the classification of its investments at initial recognition and, in the case of assets classified as held-to-maturity, re-evaluated this designation at the end of each reporting period.

Subsequent measurement

The measurement at initial recognition did not change an adoption of IFRS 9.

Subsequent to the initial, recognition loans and receivables were subsequently carried at amortized cost using the effective interest method.

Available-for-sale financial assets and financial assets at FVPL were subsequently carried at fair value. Gains or losses arising from changes in the fair value are recognized as follows:

•	for ‘financial assets at FVPL’ — in profit or loss within other gains/(loss)

•	for available-for-sale financial assets that are monetary securities denominated in a foreign currency — translation differences related to changes in the amortized cost of the security were recognized in profit or loss and other changes in the carrying amount were recognized in other comprehensive income

•	for other monetary and non-monetary securities classified as available-for-sale — in other comprehensive income

When securities classified as available-for-sale were sold, the accumulated fair value adjustments recognized in other comprehensive income were reclassified to profit or loss as gains and other losses from investment securities.

Impairment

The Group assessed at the end of each reporting period whether there was objective evidence that a financial asset or Group of financial assets was impaired. A financial asset or a Group of financial assets was impaired and impairment losses were incurred only if there was objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) had an impact on the estimated future cash flows of the financial asset or group of financial assets that could be reliably estimated. In the case of equity investments classified as available-for-sale, a significant or prolonged decline in the fair value of the security below its cost was considered an indicator that the assets are impaired.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

INVESTMENTS AND OTHER FINANCIAL ASSETS (continued)

Accounting policies applied until December 31, 2017 (continued)

Assets carried at amortized cost

For loans and receivables, the amount of the loss was measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that had not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset was reduced and the amount of the loss was recognized in profit or loss. If a loan or held-to-maturity investment had a variable interest rate, the discount rate for measuring any impairment loss was the current effective interest rate determined under the contract. As a practical expedient, the group could measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreased and the decrease could be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss was recognized in profit or loss.

Assets classified as available-for-sale

If there was objective evidence of impairment for available-for-sale financial assets, the cumulative loss — measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss — was removed from equity and recognized in profit or loss.

Impairment losses on equity instruments that were recognized in profit or were not reversed through profit or loss in a subsequent period.

If the fair value of a debt instrument classified as available-for-sale increased in a subsequent period and the increase could be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss was reversed through profit or loss.

CONVERTIBLE BONDS

The component parts of the convertible bonds issued by the Group are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument. Conversion option that will be settled by the exchange of a fixed amount of cash or another financial asset for a fixed number of the Group’s own equity instruments is an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date.

The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share premium. Where the conversion option remains unexercised at the maturity date of the convertible note, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

The Group assesses if the embedded derivatives in respect of the early redemption features are deemed to be clearly and closely related to the host debt contract. Embedded derivatives need not be separated if they are regarded as closely related to its host contract. If they are not, they would be separately accounted for.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

CONVERTIBLE BONDS (continued)

Transaction costs that relate to the issue of the convertible bonds are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity. Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible bonds using the effective interest method.

FINANCIAL LIABILITIES

Financial liabilities are classified as either financial liabilities ‘at FVPL’ or ‘other financial liabilities’.

Financial liabilities at FVPL

Financial liabilities are classified as at FVPL (including foreign currency forward contracts, cross currency swap contracts and contingent consideration) when the financial liability is held for trading.

Financial liabilities at FVPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any interest paid on the financial liability and is included in the ‘other gains and losses’ line item.

Other financial liabilities

Other financial liabilities (including borrowings, trade and other payables, long-term payables, long-term financial liabilities, short-term and medium-term notes and bonds payable) are subsequently measured at amortized cost using the effective interest method.

The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments (including all fees and points paid or received that form an integral part of the effective interest rate, transaction costs and other premiums or discounts) through the expected life of the financial liability or (where appropriate) shorter period, to the net carrying amount on initial recognition.

Derecognition of financial liabilities

The Group derecognizes financial liabilities when, and only when, the Group’s obligations are discharged, cancelled or they expire. The difference between the carrying amount of the financial liability derecognized and the consideration paid and payable is recognized in profit or loss.

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACCOUNTING

The Group enters into a variety of derivative financial instruments to manage its exposure to interest rate and foreign exchange rate risks, including a put option, foreign exchange forward contracts and cross currency swap contracts. Further details of derivative financial instruments are disclosed in Note 21 and Note 38.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship.

Any gains or losses arising from changes in fair value of derivatives are taken directly to the statement of profit or loss, except for the effective portion of gain or loss on cash flow hedges.

The effective portion of the gain or loss on cash flow hedges is recognized directly in other comprehensive income in the hedging reserve, while any ineffective portion is recognized immediately in the statement of profit or loss.

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGING ACCOUNTING (continued)

Amounts recognized in other comprehensive income are transferred to the statement of profit or loss when the hedged transaction affects profit or loss, such as when hedged financial income or financial expense is recognized or when a forecast sale occurs. Where the hedged item is the cost of a non-financial asset or non- financial liability, the amounts recognized in other comprehensive income are transferred to the initial carrying amount of the non-financial asset or non-financial liability.

If the hedging instrument expires or is sold, terminated or exercised without replacement or rollover (as part of the hedging strategy), or if its designation as a hedge is revoked, or when the hedge no longer meets the criteria for hedge accounting, the amounts previously recognized in other comprehensive income remain in other comprehensive income until the forecast transaction occurs or the foreign currency firm commitment is met.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

CRITICAL ACCOUNTING JUDGMENTS

In the application of the Group’s accounting policies, which are described in Note 3, the Group is required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

KEY SOURCES OF ESTIMATION UNCERTAINTY

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

Inventories

Inventories are stated at the lower of cost (weighted average) or net realizable value (NRV), with NRV being the “estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale”. The Group estimates the recoverability for such finished goods and work-in-progress based primarily upon the latest invoice prices and current market conditions. If the NRV of an inventory item is determined to be below its carrying value, the Group records a write-down to cost of sales for the difference between the carrying cost and NRV.

Long-lived assets

The Group assesses the impairment of long-lived assets when events or changes in circumstances indicate that the carrying value of asset or cash-generating unit (“CGU”) may not be recoverable. Factors that the Group considers in deciding when to perform an impairment review include, but are not limited to significant under- performance of a business or product line in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets.

An impairment analysis is performed at the lowest level of identifiable independent cash flows for an asset or CGU. Impairment exists when the carrying value of an asset or cash-generating unit exceeds its recoverable amount, which is the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a discounted cash flow model.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Long-lived assets (continued)

The Group makes subjective judgments in determining the independent cash flows that can be related to a specific CGU based on its asset usage model and manufacturing capabilities. The Group measures the recoverability of assets that will continue to be used in the Group’s operations by comparing the carrying value of CGU to the Group’s estimate of the related total future discounted cash flows. If a CGU’s carrying value is not recoverable through the related discounted cash flows, the impairment loss is measured by comparing the difference between the CGU’s carrying value and its recoverable amount, based on the best information available, including market prices or discounted cash flow analysis. The recoverable amount is most sensitive to the discount rate used for the discounted cash flow model as well as the expected future cash-inflows and the growth rate and sales margin used for extrapolation purposes.

In order to remain technologically competitive in the semiconductor industry, the Group has entered into technology transfer and technology license arrangements with third parties in an attempt to advance the Group’s process technologies. The payments made for such technology licenses are recorded as an intangible asset or as a deferred cost and amortized on a straight-line basis over the estimated useful life of the asset. The Group routinely reviews the remaining estimated useful lives of these intangible assets and deferred costs. The Group also evaluates these intangible assets and deferred costs for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. When the carrying amounts of such assets are determined to exceed their recoverable amounts, the Group will impair such assets and write down their carrying amounts to recoverable amount in the year when such determination was made.

Share-based compensation expense

The fair value of options and shares issued pursuant to the Group’s option plans at the grant date was estimated using the Black-Scholes option pricing model. This model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option- pricing models require the input of highly subjective assumptions, including the expected term of the options, the estimated forfeiture rates and the expected stock price volatility. The expected term of options granted represents the period of time that options granted are expected to be outstanding. The Group estimated forfeiture rates using historical data to estimate option exercise and employee termination within the pricing formula. The Group uses projected volatility rates based upon the Group’s historical volatility rates. These assumptions are inherently uncertain. Different assumptions and judgments would affect the Group’s calculation of the fair value of the underlying ordinary shares for the options granted, and the valuation results and the amount of share-based compensation would also vary accordingly. Further details on share-based compensation are disclosed in Note 37.

Taxes

Uncertainties exist with respect to the interpretation of complex tax regulations, changes in tax laws, and the amount and timing of future taxable income. Given the wide range of international business relationships and the long-term nature and complexity of existing contractual agreements, differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to tax income and expense already recorded. The Group establishes provisions, based on reasonable estimates, for possible consequences of audits by the tax authorities of the respective counties in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the taxable entity and the responsible tax authority. Such differences of interpretation may arise on a wide variety of issues depending on the conditions prevailing in the respective domicile of the Group companies.

Deferred tax assets are recognized for unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with tax planning strategies.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

KEY SOURCES OF ESTIMATION UNCERTAINTY (continued)

Taxes (continued)

The realizability of the deferred tax asset mainly depends on whether sufficient profits or taxable temporary differences will be available in the future. In cases where the actual future profits generated are less than expected, a material reversal of deferred tax assets may arise, which would be recognized in profit or loss for the period in which such a reversal takes place.

Fair value of financial instruments

Some of the Group’s assets and liabilities are measured at fair value for financial reporting purposes.

In estimating the fair value of an asset or a liability, the Group uses market-observable data to the extent it is available. Where Level 1 inputs are not available, the Group engages third party qualified valuers to perform the valuation.

The Group uses valuation techniques that include inputs that are not based on observable market data to estimate the fair value of certain types of financial instruments. Notes 38 provide detailed information about the valuation techniques, inputs and key assumptions used in the determination of the fair value of various assets and liabilities.

Acting as limited partner, the Group has invested in a number of investment funds. Based on the assessments performed by management, the Group accounted for such investment funds as investments in joint ventures or associate by using equity method. The investment funds measured their investments in portfolio investments at fair value. These investment funds held a number of portfolio investments. The valuation of such portfolio investments is primarily based on a combination of adoption of applicable valuation methodology and the application of appropriate assumptions in the valuation.

Impairment of financial instruments

The Group recognizes lifetime expected credit losses (“ECL”) for trade receivables. The expected credit losses on trade receivables are estimated using a provision matrix based on the Group’s historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current as well as the forecast direction of conditions at the reporting date.

For all other financial instruments, the Group recognizes lifetime ECL when there has been a significant increase in credit risk since initial recognition. However, if the credit risk on the financial instruments has not increased significantly since initial recognition, the Group measures the loss allowance for that financial instruments at an amount equal to 12-month ECL.

Sales and lease back

The Group entered into arrangements to sell and leaseback a batch of production equipment with a repurchase option at a pre-determined price. The Group made judgements on whether the arrangements are lease arrangements and whether they are operating lease. The Group estimates the fair value of production equipment based on the price of similar production equipment to judge whether the repurchase option was set at a significant discount to the estimated fair value when it becomes exercisable and whether the repurchase option will be almost certain to be exercised under the scope of IAS 17 Leases and SIC 27 Evaluating the Substance of Transactions in the Legal Form of a Lease.

5.	SEGMENT INFORMATION

DISAGGREGATION OF REVENUE FROM CONTRACTS WITH CUSTOMERS

The Group is engaged principally in the computer-aided design, manufacturing and trading of integrated circuits. The Group’s chief operating decision makers have been identified as the Co-Chief Executive Officers, who review consolidated results when making decisions about resources allocation and assessing performance of the Group. The Group operates in one segment. The measurement of segment profits is based on profit from operation as presented in the statements of profit or loss and other comprehensive income.

The Group deriving revenue from the transfer of goods and services only at a point in time in the three geographical areas — United States, Europe, and Asia Pacific. The Group’s operating revenue from customers, based on the location of their headquarters, is detailed below.

	Revenue from external customers
	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
At a point in time	USD’000	USD’000	USD’000
United States(1)	1,062,134	1,240,906	858,858
Mainland China and Hong Kong	1,985,292	1,465,553	1,447,427
Eurasia(2)	312,558	394,716	607,895
	3,359,984	3,101,175	2,914,180

(1)	Presenting the revenue to those companies whose headquarters are in the United States, but ultimately selling and shipping the products to their global customers.

(2)	Not including Mainland China and Hong Kong.

The Group’s operating revenue transferred by product and service type only at a point in time is detailed below:

	Revenue from external customers
	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
At a point in time	USD’000	USD’000	USD’000
Sales of wafers	3,031,770	3,038,947	2,803,819
Mask making, testing and others(1)	328,214	62,228	110,361
	3,359,984	3,101,175	2,914,180

(1)	Including the recognized technology licensing revenue of US$163.8 million for the year ended December 31, 2018. The technology licensing internally developed and not capitalized was authorized to Semiconductor Manufacturing Electronics (Shaoxing) Corporation (“SMEC”, an associate of the Group) with no related cost of sales recognized by the Group.

LIABILITIES RELATED TO CONTRACTS WITH CUSTOMERS

The group has recognized the liabilities related to contracts with customers as contract liabilities of US$44.1 million as of December 31, 2018 (December 31, 2017: US$43.0 million and December 31, 2016: US$42.9 million). The contract liabilities comprises of the prepayments received from customers, to which wafers have not been transferred. Revenue recognized that was included in the contract liabilities balance at the beginning of the year was US$43.0 million (2017: US$42.9 million and 2016: US$56.7 million).

UNSATISFIED PERFORMANCE OBLIGATIONS

The Group selected to choose a practical expedient and omitted disclosure of remaining performance obligations as all related contracts have a duration of one year or less.

5.	SEGMENT INFORMATION (continued)

SEGMENT ASSETS

The Group’s business is characterized by high fixed costs relating to advanced technology equipment purchases, which result in correspondingly high levels of depreciation expenses. The Group will continue to incur capital expenditures and depreciation expenses as it equips and ramps-up additional fabs and expand its capacity at the existing fabs. The following table summarizes property, plant and equipment of the Group by geographical location. As of December 31, 2018, 2017 and 2016, substantially all of the non-current assets other than financial instruments, deferred tax assets and property, plant and equipment listed below of the Group were located in Mainland China.

	Property, plant and equipment
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
United States	15	45	69
Europe	1,603	137,778	125,339
Asia(1)	66	117	97
Hong Kong	2,415	2,618	2,839
Mainland China	6,773,871	6,382,845	5,559,013
	6,777,970	6,523,403	5,687,357

(1)	Not including Mainland China and Hong Kong.

6.	SIGNIFICANT CUSTOMERS

The following table summarizes net revenue or gross accounts receivable for customers, which accounted for 10% or more of net revenue and gross accounts receivable:

	Net revenue			Gross accounts receivable
	Year ended December 31,			December 31,
	2018	2017	2016	2018	2017	2016
Customer A	582,349	538,102	609,802	75,510	95,575	129,619
Customer B	527,633	636,662	382,853	67,734	133,281	78,639

Customer A	17%	17%	21%	18%	23%	26%
Customer B	16%	21%	13%	16%	33%	16%

7.	OTHER OPERATING INCOME, NET

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Gain (loss) on disposal of property, plant and equipment and assets classified as held-for-sale(1)	30,838	17,513	(1,846)
Impairment loss recognized on tangible and intangible assets (Note 11)	(9,218)	—	(7,529)
Government funding (Note 34)	32,198	27,444	9,542
Others	3,465	—	10
	57,283	44,957	177

(1)	The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2018 was primarily from the gain arising from the disposal of equipment.

The gain on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2017 was primarily due to the gain arising from the disposal of equipment of which US$6.9 million was related to sale and leaseback transactions as disclosed in Note 40.

The loss on disposal of property, plant and equipment and assets classified as held-for-sale for the year ended December 31, 2016 was primarily due to the loss of the disposal of equipment and the gain arising from the sales of the staff living quarters in Beijing to employees.

8.	FINANCE COSTS

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Interest on:
Bank and other borrowings	44,668	25,543	17,793
Finance leases	190	232	62
Convertible bonds	15,263	15,818	16,352
Corporate bonds	22,487	22,405	22,327
Medium-term notes	8,335	8,185	4,625
Short-term notes	—	1,164	1,509
Less: government funding (Note 34)	(19,496)	(24,182)	(11,639)
	71,447	49,165	51,029
Less: amounts capitalized	(47,169)	(31,144)	(27,992)
	24,278	18,021	23,037

The weighted average effective interest rate on the above borrowed funds covered by government funding generally is 2.10% per annum (2017: 1.65% per annum and 2016: 2.12% per annum).

9.	OTHER GAINS (LOSSES), NET

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Net gain (loss) arising on financial instruments at FVPL
Cross currency swap contracts — cash flow hedges	2,265	2,150	(14,989)
Cross currency swap contracts	1,158	—	—
Foreign currency forward contracts	(2,108)	2,109	—
Financial products sold by banks	6,443	1,087	4,651
Equity securities	2,015	—	—
Other derivative financial instrument(1)	—	1,544	2,721
	9,773	6,890	(7,617)
Others(2)	14,509	9,609	5,504
	24,282	16,499	(2,113)

(1)	Other derivative financial instrument was a put option with the right of Siltech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”, an indirectly wholly-owned subsidiary of the Company) to sell Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”) to Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”), pursuant to an investment exit agreement entered in December 2014 and exercised in June 2017.

(2)	In 2017, others included a gain of US$18.5 million arising from the disposal agreement and the subscription agreement entered by SilTech Shanghai and JCET on April 27, 2016, and a loss of potential cash compensation accrued at US$12.5 million that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. The potential cash compensation was deemed as the terms of the supplemental agreement entered by SilTech Shanghai and JCET on December 9, 2016.

10.	INCOME TAXES

INCOME TAX EXPENSE (BENEFIT)

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Current tax — Land Appreciation Tax	(172)	179	731
Current tax — Enterprise Income Tax	15,598	(469)	1,306
Deferred tax	(950)	2,136	(8,589)
	14,476	1,846	(6,552)

The income tax expense (benefit) for the year can be reconciled to the accounting profit as follows:

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Profit before tax	91,687	128,269	309,882
Income tax expense calculated at 15% (2017: 15% and 2016: 15%)	13,753	19,240	46,482
Effect of tax holiday	(69,581)	(50,258)	(41,484)
Additional deduction for research and development expenditures	(47,541)	(25,260)	(13,107)
Tax losses for which no deferred tax assets were recognized(1)	127,686	70,341	39,777
Reversal (utilization) of previously unrecognized tax losses and temporary differences	—	5,687	(43,440)
Effect of different tax rates of subsidiaries operating in other jurisdictions	(9,669)	(18,082)	4,517
Others	(172)	178	703
	14,476	1,846	(6,552)

(1)	The tax losses were calculated from the profit or loss of some subsidiaries after adjusting the additional deduction for research and development expenditures and the effect of different tax rates and cannot be carried forward from prior years to offset future profits in five years.

The tax rate used for the 2018, 2017 and 2016 reconciliation above is the corporate tax rate of 15% payable by most of the Group’s entities in Mainland China under tax law in that jurisdiction.

CURRENT TAX LIABILITIES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Income tax payable	2,607	270	460

10.	INCOME TAXES (continued)

DEFERRED TAX BALANCES

The following is the analysis of deferred tax assets (liabilities) presented in the consolidated statement of financial position:

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Deferred tax assets
Property, plant and equipment	42,613	41,271	45,981
Intangible assets	1,688	1,844	—
Others	1,125	1,760	—
	45,426	44,875	45,981
Deferred tax liabilities
Property, plant and equipment	(1,588)	(16,412)	(15,382)
Others	(51)	—	—
	(1,639)	(16,412)	(15,382)
	43,787	28,463	30,599

	Opening	Deconsolidation	Reclassified as	Recognize in	Closing
	balance	of subsidiary	held-for-sale	profit or loss	balance
December 31, 2018	USD’000	USD’000	USD’000	USD’000	USD’000
Net deferred tax assets in relation to
Property, plant and equipment	24,859	—	14,437	1,729	41,025
Intangible assets	1,844	—	—	(156)	1,688
Others	1,760	(63)	—	(623)	1,074
	28,463	(63)	14,437	950	43,787

	Opening	Recognize in	Closing
	balance	profit or loss	balance
December 31, 2017	USD’000	USD’000	USD’000
Net deferred tax assets in relation to
Property, plant and equipment	30,599	(5,740)	24,859
Intangible assets	—	1,844	1,844
Others	—	1,760	1,760
	30,599	(2,136)	28,463

	Opening	Business	Recognize in	Closing
	balance	Combination	profit or loss	balance
December 31, 2016	USD’000	USD’000	USD’000	USD’000
Net deferred tax assets in relation to
Property, plant and equipment	37,233	(15,639)	9,005	30,599
Capitalized interest	(3)	—	3	—
Others	419	—	(419)	—
	37,649	(15,639)	8,589	30,599

The Company is incorporated in the Cayman Islands, where it is not currently subject to taxation. According to the law of Italy on enterprise income tax, LFoundry income tax rate is 24%.

10.	INCOME TAXES (continued)

DEFERRED TAX BALANCES (continued)

The detailed tax status of SMIC’s principal PRC entities with tax holidays is elaborated as follows:

Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)

Pursuant to the relevant tax regulations, SMIS is qualified as an integrated circuit enterprise and enjoyed a 10- year tax holiday (five year full exemption followed by five year half reduction) beginning from 2004 after utilizing all prior years’ tax losses. The income tax rate for SMIS was 15% in 2018 (2017: 15% and 2016: 15%).

Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)

In accordance with Caishui Circular [2013] No. 43 (“Circular No. 43”) and Caishui Circular [2008] No. 1 (“Circular No. 1”), SMIT is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2013 after utilizing all prior years’ tax losses. The income tax rate for SMIT was 0% from 2013 to 2017 and 12.5% from 2018 to 2022.

Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)

In accordance with Circular No. 43 and Circular No. 1, SMIB is qualified as an integrated circuit enterprise and enjoying a 10-year tax holiday (five year full exemption followed by five year half reduction) beginning from 2015 after utilizing all prior years’ tax losses. The income tax rate for SMIB was 0% from 2015 to 2019 and 12.5% from 2020 to 2024.

Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIC Shenzhen”), Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”) and SJ Semiconductor (Jiangyin) Corporation (“SJ Jiangyin”)

In accordance with Circular No. 43, Circular No. 1 and Caishui Circular [2012] No. 27 (“Circular No. 27”), SMIC Shenzhen, SMNC and SJ Jiangyin are entitled to the preferential tax rate of 15% and 10-year tax holiday (five year full exemption followed by five year half reduction) subsequent to its first profit-making year after utilizing all prior tax losses on or before December 31, 2018. SMIC Shenzhen, SMNC and SJ Jiangyin were in accumulative loss positions as of December 31, 2018 and the tax holiday has not begun to take effect.

Other PRC entities

All the other PRC entities of SMIC are subject to income tax rate of 25%.

UNUSED TAX LOSSES

At the end of the reporting period, no deferred tax asset was recognized in respect of tax losses of US$457.3 million (December 31, 2017: US$235.1 million and December 31, 2016: US$444.0 million) due to the unpredictability of future profit streams, of which US$20.5 million, US$33.0 million, US$90.1 million, US$62.0 million and US$251.7 million will expire in 2019, 2020, 2021, 2022 and 2023, respectively.

11.	PROFIT FOR THE YEAR

Profit for the year has been arrived at after charging (crediting):

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Impairment losses on assets
Bad debt allowance on trade receivables (Note 38)	964	301	201
Reversal of bad debt allowance on doubtful trade receivables (Note 38)	(27)	(438)	(1,603)
Reversal of bad debt allowance on doubtful other receivables	—	—	(8,809)
Impairment losses on inventory (Note 23)	6,412	46,857	3,706
Impairment losses on tangible assets (Note 16)	990	—	7,529
Impairment losses on intangible assets (Note 17)	8,228	—	—
	16,567	46,720	1,024
Depreciation and amortization expense
Depreciation of property, plant and equipment (Note 16)	994,642	906,034	673,161
Amortization of intangible assets (Note 17)	51,595	63,098	55,080
Amortization of land use right	2,173	2,250	1,625
	1,048,410	971,382	729,866
Employee benefits expense
Wages, salaries and social security contributions	550,060	499,238	378,709
Bonus	64,130	57,289	123,313
Non-monetary benefits	48,837	47,204	31,686
Equity-settled share-based payments (Note 37)	11,661	18,214	14,210
	674,688	621,945	547,918
Royalties expense	30,678	37,466	37,023
Government funding
For specific R&D projects (Note 34)	105,258	82,245	52,517
For specific intended use (Note 34)	51,695	51,626	21,181
	156,953	133,871	73,698
Auditors’ remuneration
Audit services	1,372	1,413	1,529
Non-audit services	1,255	85	587
	2,627	1,498	2,116

12.	DIRECTORS’ REMUNERATION

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Salaries, bonus and benefits	3,353	4,490	2,367
Equity-settled share-based payments	2,390	8,158	2,214
	5,743	12,648	4,581

The equity-settled share-based payments granted to directors include both stock options and restricted share units (“RSUs”).

During the year ended December 31, 2018, 712,500 stock options were granted to the directors (2017: 5,726,477 and 2016: 1,068,955*), 6,050,202 stock options were exercised (2017: 1,949,229 and 2016: 1,800,000*) and 4,758,542 stock options were expired (2017: nil and 2016: 732,820*).

During the year ended December 31, 2018, 712,500 RSUs were granted to the directors (2017: 5,726,477 and 2016: 1,068,955*), 2,367,859 RSUs automatically vested (2017: 3,774,432 and 2016: 1,411,851*) and 188,125 RSUs were forfeited (2017: nil and 2016: nil).

In 2018, 2017 and 2016 no emoluments were paid by the Group to any of the directors as an inducement to join or upon joining the Group or as compensation for loss of office. Except for the waiver of all salaries and wages since Lu Jun was appointed as non-executive director subject to his request in 2017 and all options previously granted to Ren Kai subject to his request in 2016, no other directors waived any emoluments in 2018, 2017 and 2016.

*	The number of share option and RSUs for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

INDEPENDENT NON-EXECUTIVE DIRECTORS

The fees paid or payable to independent non-executive directors of the Company during the year were as follows:

	Salaries,	Equity-settled
	bonus	share-based	Total
	and benefits	payment	remuneration
2018	USD’000	USD’000	USD’000
William Tudor Brown	90	188	278
Chiang Shang-yi	65	100	165
Cong Jingsheng Jason	58	119	177
Lau Lawrence Juen-Yee	32	110	142
Fan Ren Da Anthony	34	110	144
Lip-Bu Tan*	51	269	320
Carmen I-Hua Chang*	39	14	53
	369	910	1,279

12.	DIRECTORS’ REMUNERATION (continued)

INDEPENDENT NON-EXECUTIVE DIRECTORS (continued)

		Equity-settled
	Salaries, bonus	share-based	Total
	and benefits	payment	remuneration
2017	USD’000	USD’000	USD’000
Lip-Bu Tan*	91	128	219
William Tudor Brown	89	8	97
Carmen I-Hua Chang*	70	40	110
Chiang Shang-yi	47	250	297
Cong Jingsheng Jason	35	217	252
	332	643	975

		Equity-settled
	Salaries, bonus	share-based	Total
	and benefits	payment	remuneration
2016	USD’000	USD’000	USD’000
Lip-Bu Tan*	100	156	256
William Tudor Brown	85	24	109
Sean Maloney	72	23	95
Carmen I-Hua Chang*	68	78	146
Chiang Shang-yi	—	—	—
	325	281	606

There were no other emoluments payable to the independent non-executive directors during the year (2017: nil and 2016: nil).

EXECUTIVE DIRECTORS AND NON-EXECUTIVE DIRECTOR

	Salaries,	Equity-settled
	bonus	share-based	Total
	and benefits	payment	remuneration
2018	USD’000	USD’000	USD’000
Executive directors:
Zhou Zixue	695	129	824
Zhao Haijun**	714	824	1,538
Liang Mong Song**	478	—	478
Gao Yonggang	607	1	608
	2,494	954	3,448
Non-executive directors:
Chen Shanzhi	70	269	339
Zhou Jie	—	—	—
Ren Kai	65	—	65
Lu Jun	—	—	—
Tong Guohua	63	119	182
Tzu-Yin Chiu***	292	138	430
	490	526	1,016

12.	DIRECTORS’ REMUNERATION (continued)

EXECUTIVE DIRECTORS AND NON-EXECUTIVE DIRECTOR (continued)

		Equity-settled
	Salaries, bonus	share-based	Total
	and benefits	payment	remuneration
2017	USD’000	USD’000	USD’000
Executive directors:
Zhou Zixue	765	311	1,076
Zhao Haijun**	726	1,514	2,240
Liang Mong Song**	65	—	65
Gao Yonggang	634	24	658
	2,190	1,849	4,039
Non-executive directors:
Tzu-Yin Chiu***	1,783	5,321	7,104
Chen Shanzhi	75	128	203
Zhou Jie	—	—	—
Ren Kai	70	—	70
Lu Jun	—	—	—
Tong Guohua	40	217	257
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
	1,968	5,666	7,634

		Equity-settled
	Salaries, bonus	share-based	Total
	and benefits	payment	remuneration
2016	USD’000	USD’000	USD’000
Executive directors:
Zhou Zixue	527	655	1,182
Tzu-Yin Chiu***	920	1,038	1,958
Gao Yonggang	413	82	495
	1,860	1,775	3,635
Non-executive directors:
Chen Shanzhi	80	136	216
Zhou Jie	—	—	—
Ren Kai	63	22	85
Lu Jun	39	—	39
Li Yonghua (Alternate to Chen Shanzhi)	—	—	—
	182	158	340

*	Lip-Bu Tan and Carmen I-Hua Chang did not offer themselves for re-election to independent non-executive directors and their term as independent non-executive directors expired on June 22, 2018.

**	Zhao Haijun and Liang Mong Song are also the Co-Chief Executive Officers of the Company.

***	Tzu-Yin Chiu resigned as non-executive director with effect from June 30, 2018.

There was no other arrangement under which a director waived or agreed to waive any remuneration in 2018.

13.	FIVE HIGHEST PAID EMPLOYEES

The five highest paid individuals during the year included three (2017: three and 2016: two) directors, details of whose remuneration are set out in Note 12 above. Details of the remuneration of the remaining two (2017: two and 2016: three) non-directors, highest paid individuals for the year are as follows:

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Salaries and benefits	954	630	692
Bonus	325	746	611
Equity-settled share-based payment	—	338	412
	1,279	1,714	1,715

The bonus is determined on the basis of the basic salary and the performance of the Group and the individual.

In 2018, 2017 and 2016, no emoluments were paid by the Group to any of the five highest paid individuals as an inducement to join or upon joining the Group or as compensation for loss of office.

The number of non-director, highest paid individuals whose remuneration fell within the following bands is as follows:

	Number of employees
	2018	2017	2016
HK$4,000,001 (US$510,761) to HK$4,500,000 (US$574,605)	—	—	2
HK$4,500,001 (US$574,606) to HK$5,000,000 (US$630,450)	1	—	—
HK$5,000,001 (US$630,451) to HK$5,500,000 (US$702,295)	1	—	1
HK$6,500,001 (US$829,986) to HK$7,000,000 (US$893,830)	—	2	—
	2	2	3

14.	EARNINGS PER SHARE

BASIC EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares used in the calculation of basic earnings per share are as follows:

	(In USD’000, except share and per share data)
	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16*
Profit for the year attributable to owners of the Company	134,055	179,679	376,630
Distribution to perpetual subordinated convertible securities holders	(6,300)	—	—
Earnings used in the calculation of basic earnings per share	127,755	179,679	376,630
Weighted average number of ordinary shares for the purposes of basic earnings per share	4,976,275,431	4,628,850,686	4,221,765,945
Basic earnings per share	$0.03	$0.04	$0.09

*	The basic earnings per share and weighted average number of ordinary shares for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

14.	EARNINGS PER SHARE (continued)

DILUTED EARNINGS PER SHARE

The earnings used in the calculation of diluted earnings per share are as follows:

	(In USD’000, except share and per share data)
	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16*
Earnings used in the calculation of basic earnings per share	127,755	179,679	376,630
Interest expense from convertible bonds	—	905	16,352
Earnings used in the calculation of diluted earnings per share	127,755	180,584	392,982
Weighted average number of ordinary shares used in the calculation of basic earnings per share	4,976,275,431	4,628,850,686	4,221,765,945
Employee option and restricted share units	36,411,011	44,496,788	36,240,710
Convertible bonds	—	38,241,356	575,099,614
Perpetual subordinated convertible securities	—	1,848,513	—
Weighted average number of ordinary shares used in the calculation of diluted earnings per share	5,012,686,442	4,713,437,343	4,833,106,269
Diluted earnings per share	$0.03	$0.04	$0.08

During the year ended December 31, 2018, the Group had 14,115,014 weighted average outstanding employee stock options (2017: 5,214,138 and 2016: 19,757,421*) excluded from the computation of diluted earnings per share due to the exercise price higher than the average market price of the ordinary shares, 371,589,975 potential shares upon the conversion of convertible bonds (2017: 377,137,509 and 2016: nil) and 163,815,024 potential shares upon the conversion of perpetual subordinated convertible securities (2017: nil and 2016: nil) excluded from the computation of diluted earnings per share due to anti-dilutive effect.

*	The diluted earnings per share and weighted average number of ordinary shares and options for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares of US$0.0004 each consolidated into one ordinary share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

15.	DIVIDEND

The Board did not recommend the payment of any dividend for the year ended December 31, 2018 (December 31, 2017: nil and December 31, 2016: nil).

16.	PROPERTY, PLANT AND EQUIPMENT

					Construction
			Plant and	Office	in progress
	Land	Buildings	equipment	equipment	(CIP)	Total
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2015	—	588,820	9,404,456	134,858	1,206,831	11,334,965
Business combination	2,485	42,612	63,519	290	4,213	113,119
Transfer from (out) CIP	—	93,535	2,338,662	34,546	(2,466,743)	—
Addition	—	—	—	—	2,597,970	2,597,970
Disposals	—	—	(283,420)	(2,136)	(9,257)	(294,813)
Balance at December 31, 2016	2,485	724,967	11,523,217	167,558	1,333,014	13,751,241
Transfer from (out) CIP	—	174,143	1,696,092	31,355	(1,901,590)	—
Addition	—	—	—	—	2,425,697	2,425,697
Disposals	—	(28,543)	(767,210)	(3,588)	(5,518)	(804,859)
Balance at December 31, 2017	2,485	870,567	12,452,099	195,325	1,851,603	15,372,079
Transfer from (out) CIP	—	44,127	1,142,788	32,997	(1,219,912)	—
Addition	—	—	—	—	1,757,031	1,757,031
Disposals	—	(1,089)	(593,647)	(2,528)	(27,862)	(625,126)
Deconsolidation of subsidiary due to loss of control	—	—	(375)	—	(8,275)	(8,650)
Reclassified as held-for-sale (Note 25)	(2,485)	(43,182)	(98,253)	(8,550)	(13,790)	(166,260)
Exchange differences	—	—	(19,615)	(322)	(2,723)	(22,660)
Balance at December 31, 2018	—	870,423	12,882,997	216,922	2,336,072	16,306,414
Accumulated depreciation and impairment
Balance at December 31, 2015	—	135,538	7,157,258	111,457	26,894	7,431,147
Disposal	—	(289)	(33,917)	(2,136)	(11,611)	(47,953)
Depreciation expense	—	18,133	639,986	15,042	—	673,161
Impairment loss	—	—	—	—	7,529	7,529
Balance at December 31, 2016	—	153,382	7,763,327	124,363	22,812	8,063,884
Disposal	—	(5,819)	(108,370)	(1,822)	(5,231)	(121,242)
Depreciation expense	—	41,243	839,351	25,440	—	906,034
Balance at December 31, 2017	—	188,806	8,494,308	147,981	17,581	8,848,676
Disposal	—	(924)	(266,143)	(2,459)	(7,011)	(276,537)
Depreciation expense	—	37,031	928,978	28,633	—	994,642
Impairment loss	—	—	990	—	—	990
Deconsolidation of subsidiary due to loss of control	—	—	(78)	—	—	(78)
Reclassified as held-for-sale (Note 25)	—	(4,206)	(28,017)	(4,514)	—	(36,737)
Exchange differences	—	—	(2,431)	(81)	—	(2,512)
Balance at December 31, 2018	—	220,707	9,127,607	169,560	10,570	9,528,444
Net carrying amount
Balance at December 31, 2016	2,485	571,585	3,759,890	43,195	1,310,202	5,687,357
Balance at December 31, 2017	2,485	681,761	3,957,791	47,344	1,834,022	6,523,403
Balance at December 31, 2018	—	649,716	3,755,390	47,362	2,325,502	6,777,970

CONSTRUCTION IN PROGRESS

The construction in progress balance of approximately US$2,325.5 million as of December 31, 2018, primarily consisted of US$543.3 million used for the machinery and equipment of the two 300mm fabs in Beijing; US$434.9 million, US563.2 million and US$480.1 million used for the facilities construction, machinery and equipment of the fabs in Shanghai, the fabs in Shenzhen and the 200mm fab in Tianjin, respectively; US$251.9 million used for purchasing machinery and equipment acquired for more research and development activities; in addition, US$52.1 million was related to various ongoing capital expenditures projects of other SMIC subsidiaries, which are expected to be completed by the end of 2019.

IMPAIRMENT LOSSES RECOGNIZED IN THE YEAR

In 2018, the Group recorded US$1.0 million (2017: nil and 2016: US$7.5 million) impairment loss of equipment. The whole amount of impairment loss in 2018 and 2016 was recognized as other operating expense in profit or loss.

16.	PROPERTY, PLANT AND EQUIPMENT (continued)

ASSETS PLEDGED AS SECURITY

Property, plant and equipment with carrying amount of approximately US$207.2 million (2017: approximately US$362.3 million and 2016: approximately US$631.4 million) have been pledged to secure borrowings of the Group under mortgages (Note 30). The Group is not allowed to pledge these assets as security for other borrowings or to sell them to other entities.

CAPITALIZED INTEREST

Interest, after netting off government funding received, incurred on borrowed funds used to construct plant and equipment during the active construction period is capitalized. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$47.2 million in 2018 (2017: US$31.1 million and 2016: US$28.0 million) was added to the cost of the underlying assets and was amortized over the respective useful life of the assets. In 2018, the Group recorded depreciation expenses relating to the capitalized interest of US$27.5 million (2017: US$22.7 million and 2016: US$19.4 million).

17.	INTANGIBLE ASSETS

		Other
		intangible
	Goodwill	assets	Total
	USD’000	USD’000	USD’000
Cost
Balance at December 31, 2015	—	391,177	391,177
Business combination	3,933	8,088	12,021
Additions	—	67,936	67,936
Expired and disposal	—	(21,164)	(21,164)
Balance at December 31, 2016	3,933	446,037	449,970
Additions	—	34,461	34,461
Balance at December 31, 2017	3,933	480,498	484,431
Additions	—	8,749	8,749
Deconsolidation of subsidiary due to loss of control	—	(40,509)	(40,509)
Reclassified as held-for-sale	(3,933)	(8,340)	(12,273)
Exchange differences	—	(2,790)	(2,790)
Balance at December 31, 2018	—	437,608	437,608
Accumulated amortization and impairment
Balance at December 31, 2015	—	166,898	166,898
Amortization expense for the year	—	55,080	55,080
Expired and disposal	—	(20,589)	(20,589)
Balance at December 31, 2016	—	201,389	201,389
Amortization expense for the year	—	63,098	63,098
Balance at December 31, 2017	—	264,487	264,487
Amortization expense for the year(1)	—	51,595	51,595
Impairment loss(2)	—	8,228	8,228
Deconsolidation of subsidiary due to loss of control	—	(4,748)	(4,748)
Reclassified as held-for-sale	—	(4,061)	(4,061)
Exchange differences	—	(747)	(747)
Balance at December 31, 2018	—	314,754	314,754
Net carrying amount
Balance at December 31, 2016	3,933	244,648	248,581
Balance at December 31, 2017	3,933	216,011	219,944
Balance at December 31, 2018	—	122,854	122,854

(1)	Amortization expenses are mainly included in cost of sales (US$31.0 million, 2017: US$36.8 million and 2016: US$37.8 million) and research and development expenses, net (US$18.8 million, 2017: US$20.5 million and 2016: US$17.2 million).

(2)	In 2018, the Group recorded US$8.2 million (2017: nil and 2016: nil) impairment loss of other intangible assets due to the recoverable amount of a batch of intellectual property was estimated to be less than its carrying amount. The whole amount of impairment loss in 2018 was recognized as other operating expense in profit or loss.

18.	SUBSIDIARIES

The details of the Company’s subsidiaries at the end of the reporting period are as follows:

							Proportion of
					Proportion of ownership		voting power
	Place of establishment	Class of	Paid up		interest held by the		held by the
Name of entity	and operation	shares held	registered capital		Company		Company	Principal activities
Better Way Enterprises Limited (“Better Way”)#	Samoa	Ordinary	USD	1	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Shanghai) Corporation (“SMIS” or “SMIC Shanghai”)#	People’s Republic of China (the “PRC”)	Ordinary	USD	1,770,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC, Americas	United States of America	Ordinary	USD	500,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Beijing) Corporation (“SMIB” or “SMIC Beijing”)#	PRC	Ordinary	USD	1,000,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Japan Corporation	Japan	Ordinary	JPY	10,000,000	Directly	100%	100%	Provision of marketing related activities
SMIC Europe S.R.L	Italy	Ordinary	EUR	100,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Solar Cell) Corporation	Cayman Islands	Ordinary	USD	11,000	Directly	100%	100%	Investment holding
SMIC Investment (Shanghai) Corporation (formerly “SMIC Commercial (Shanghai) Limited Company”)	PRC	Ordinary	USD	465,800,000	Directly	100%	100%	Provision of marketing related activities
Semiconductor Manufacturing International (Tianjin) Corporation (“SMIT” or “SMIC Tianjin”)#	PRC	Ordinary	USD	770,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SMIC Development (Chengdu) Corporation (“SMICD”)#	PRC	Ordinary	USD	5,000,000	Directly	100%	100%	Construction, operation, and management of SMICD’s living quarters, schools, and supermarket
Semiconductor Manufacturing International (BVI) Corporation (“SMIC (BVI)”)#	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Provision of marketing related activities
Admiral Investment Holdings Limited	British Virgin Islands	Ordinary	USD	10	Directly	100%	100%	Investment holding
SMIC Shanghai (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Beijing (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC Tianjin (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SilTech Semiconductor Corporation	Cayman Islands	Ordinary	USD	10,000	Directly	100%	100%	Investment holding
SMIC Shenzhen (Cayman) Corporation	Cayman Islands	Ordinary	USD	50,000	Directly	100%	100%	Investment holding
SMIC New Technology Research & Development (Shanghai) Corporation	PRC	Ordinary	USD	400,000,000	Indirectly	97.45%	97.45%	Research and development activities
SMIC Holdings Corporation (“SMIC Holdings”)#	PRC	Ordinary	USD	50,000,000	Directly	100%	100%	investment holding
SJ Semiconductor Corporation	Cayman Islands	Ordinary and preferred	USD	5,668	Directly	56.045%	56.045%	Investment holding
Magnificent Tower Limited	British Virgin Islands	Ordinary	USD	50,000	Indirectly	100%	100%	investment holding
SMIC Hong Kong (International) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	investment holding
SMIC Beijing (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Tianjin (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Solar Cell (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SMIC Shenzhen (HK) Company Limited	Hong Kong	Ordinary	HK$	1	Indirectly	100%	100%	Investment holding
SilTech Semiconductor (Hong Kong) Corporation Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	100%	100%	Investment holding
Semiconductor Manufacturing International (Shenzhen) Corporation (“SMIZ” or “SMIC Shenzhen”)#	PRC	Ordinary	USD	700,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
SilTech Semiconductor (Shanghai) Corporation Limited (“SilTech Shanghai”)#	PRC	Ordinary	USD	12,000,000	Indirectly	100%	100%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing North China (Beijing) Corporation (“SMNC”)# (2)	PRC	Ordinary	USD	3,900,000,000	Indirectly	51%	51%	Manufacturing and trading of semiconductor products
China IC Capital Co., Ltd	PRC	Ordinary	RMB	1,342,500,000	Indirectly	100%	100%	Investment holding
China IC Capital (Ningbo) Co., Ltd	PRC	Ordinary	RMB	199,500,000	Indirectly	100%	100%	Investment holding
Shanghai Hexin Investment Management Limited Partnership	PRC	Ordinary	RMB	50,000,000	Indirectly	99%	99%	Investment holding
SJ Semiconductor (HK) Limited	Hong Kong	Ordinary	HK$	1,000	Indirectly	56.045%	56.045%	Investment holding
SJ Semiconductor (Jiangyin) Corp. (“SJ Jiangyin”)#	PRC	Ordinary	USD	259,500,000	Indirectly	56.045%	56.045%	Bumping and circuit probe testing activities
LFoundry S.r.l. (“LFoundry”)# (3)	Italy	Ordinary	EUR	2,000,000	Indirectly	70%	70%	Manufacturing and trading of semiconductor products
Semiconductor Manufacturing South China Corporation (“SMSC”)# (1)	PRC	Ordinary	USD	2,152,475,706	Indirectly	51.320%	51.320%	Manufacturing and trading of semiconductor products
SJ Semiconductor USA Co.	United States of America	Ordinary	USD	500,000	Indirectly	56.045%	56.045%	Provision of marketing related activities
SMIC (Sofia) EOOD	Bulgaria	Ordinary	BGN	1,800,000	Indirectly	100%	100%	Designing activities
SMIC Innovation Design Center (Ningbo) Co., Ltd.	PRC	Ordinary		—	Indirectly	100%	100%	Designing activities
North China IC Innovation Center (Beijing) Co., Ltd	PRC	Ordinary	RMB	1,000,000	Indirectly	51%	51%	Designing activities

#	Abbreviation for identification purposes.

18.	SUBSIDIARIES (continued)

(1)	On January 30, 2018, SMIC Holdings Corporation (“SMIC Holdings”), SMIC Shanghai, China Integrated Circuit Industry Investment Fund Co., Ltd (“China IC Fund”) and Shanghai Integrated Circuit Industry Investment Fund Co., Ltd (“Shanghai IC Fund”) entered into the joint venture agreement and the capital contribution agreement pursuant to which SMIC Holdings, China IC Fund and Shanghai IC Fund agreed to make cash contribution to the registered capital of SMSC in the amount of US$1.5435 billion, US$946.5 million and US$800.0 million, respectively. As a result of the capital contribution: (i) the registered capital of SMSC will increase from US$210.0 million to US$3.5 billion; (ii) the Company’s equity interest in SMSC, through SMIC Holdings and SMIC Shanghai, will decrease from 100% to 50.1%; and (iii) SMSC will be owned as to 27.04% and 22.86% by China IC Fund and Shanghai IC Fund, respectively. The capital contribution is not completed as of the date of this announcement.

(2)	On August 10, 2017, the Company, SMIC Beijing, SMIC Holdings, China Integrated Circuit Industry Investment Fund Co., Ltd., Beijing Semiconductor Manufacturing and Equipment Equity Investment Centre (Limited Partnership), Beijing Industrial Development Investment Management Co., Ltd., Zhongguancun Development Group and Beijing E-Town International Investment & Development Co., Ltd. agreed to amend the previous joint venture agreement through the amended joint venture agreement, pursuant to which: (i) the Company, SMIC Beijing and SMIC Holdings have agreed to make further cash contribution of US$1,224.0 million into the registered capital of SMNC. The Company’s aggregate shareholding in SMNC will remain at 51%; (ii) China IC Fund has agreed to make further cash contribution of US$900.0 million into the registered capital of SMNC. Its shareholding in SMNC will increase from 26.5% to 32%; and (iii) E-Town Capital has agreed to make cash contribution of US$276.0 million into the registered capital of SMNC representing 5.75% of the enlarged registered capital of SMNC. The capital contribution is expected to be completed before the end of 2019.

(3)	On June 24, 2016, the Company, LFoundry Europe GmbH (“LFoundry Europe”) and Marsica Innovation S.p.A (“Marsica”) entered into a sale and purchase agreement pursuant to which LFoundry Europe and Marsica agreed to sell and the Company agreed to purchase 70% of the corporate capital of LFoundry for an aggregate cash consideration of EUR49.0 million (approximately US$54.4 million), including a goodwill amounted to US$3.9 million. The goodwill attributable to the workforce and the high profitability of the acquired business will not be deductible for tax purposes. The acquisition was completed on July 29, 2016.

DETAILS OF NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE MATERIAL NON-CONTROLLING INTERESTS (“NCI”)

The table below shows details of the non-wholly owned subsidiaries of the Company that have material non- controlling interests:

	Place of	Proportion of ownership interests
	establishment	and voting rights held			Profit (loss) allocated to			Accumulated
Name of company	and operation	by non-controlling interests			non-controlling interests			non-controlling interests
		12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
					USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
SMNC and its subsidiaries	Beijing, PRC	49.0%	49.0%	49.0%	(39,213)	(39,113)	(55,868)	1,726,377	1,324,590	1,069,703
SMSC	Shanghai, PRC	48.7%	—	—	(5,349)	—	—	1,042,551	—	—
SJ Semiconductor Corporation and its subsidiaries	Cayman Islands	44.0%	44.0%	44.0%	(2,493)	(4,896)	(3,545)	122,505	124,180	135,669
					(47,055)	(44,009)	(59,413)	2,891,433	1,448,770	1,205,372

According to the joint venture agreements entered into by the Group and the NCI of SMNC, additional capital injection into SMNC was completed in 2018, 2017 and 2016. The additional capital injection from NCI amounted to US$441.0 million in 2018, US$294.0 million in 2017 and US$754.1 million in 2016 respectively.

According to the joint venture agreements entered into by the Company and the NCI of SMSC, additional capital injection into SMSC was completed in 2018. The additional capital injection from NCI amounted to US$1,047.9 million in 2018.

According to the joint venture agreements entered into by the Company and the NCI of SJ Semiconductor Corporation, additional capital injection into SJ Semiconductor Corporation was completed in 2016. The additional capital injection from NCI amounted to US$60.0 million in 2016.

18.	SUBSIDIARIES (continued)

DETAILS OF NON-WHOLLY OWNED SUBSIDIARIES THAT HAVE MATERIAL NON-CONTROLLING INTERESTS (“NCI”) (continued)

SMNC shared part of the Group’s advanced technology R&D expenses in 2017 and 2016, which also caused the change in loss of year attributable to non-controlling interests.

Summarized financial information in respect of the Company’s subsidiaries that have material non-controlling interests are set out below. The summarized financial information below represents amounts before intragroup eliminations.

SMNC AND ITS SUBSIDIARIES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Current assets	2,582,534	1,559,016	1,103,214
Non-current assets	1,918,935	2,046,290	1,807,207
Current liabilities	(629,152)	(596,500)	(409,898)
Non-current liabilities	(358,793)	(315,718)	(327,995)
Net assets	3,513,524	2,693,088	2,172,528
Equity attributable to owners of the Company	1,787,147	1,368,498	1,102,825
Non-controlling interests	1,726,377	1,324,590	1,069,703
Net assets	3,513,524	2,693,088	2,172,528

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Revenue	597,257	471,174	243,715
Expense	(709,627)	(574,386)	(339,910)
Other income (expense)	32,345	23,389	(19,480)
Loss for the year	(80,025)	(79,823)	(115,675)
Loss attributable to owners of the Company	(40,812)	(40,710)	(59,807)
Loss attributable to the non-controlling interests	(39,213)	(39,113)	(55,868)
Loss for the year	(80,025)	(79,823)	(115,675)
Total comprehensive loss attributable to owners of the Company	(40,812)	(40,710)	(59,807)
Total comprehensive loss attributable to the non-controlling interests	(39,213)	(39,113)	(55,868)
Total comprehensive loss for the year	(80,025)	(79,823)	(115,675)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	101,384	188,115	(13,082)
Net cash outflow from investing activities	(936,942)	(820,606)	(1,627,788)
Net cash inflow from financing activities	890,109	590,091	1,655,011
Net cash inflow (outflow)	54,551	(42,400)	14,141

18.	SUBSIDIARIES (continued)

SMSC

12/31/18
USD’000
Current assets	2,031,682
Non-current assets	166,037
Current liabilities	(58,254)
Net assets	2,139,465
Equity attributable to owners of the Company	1,096,914
Non-controlling interests	1,042,551
Net assets	2,139,465

Year ended
12/31/18
USD’000
Revenue	—
Expense	(19,625)
Other income	4,336
Loss for the year	(15,289)
Loss attributable to owners of the Company	(9,940)
Loss attributable to the non-controlling interests	(5,349)
Loss for the year	(15,289)
Total comprehensive loss attributable to owners of the Company	(9,940)
Total comprehensive loss attributable to the non-controlling interests	(5,349)
Total comprehensive loss for the year	(15,289)
Dividends paid to non-controlling interests	—
Net cash outflow from operating activities	(10,775)
Net cash outflow from investing activities	(1,937,066)
Net cash inflow from financing activities	1,951,830
Net cash inflow	3,989

18.	SUBSIDIARIES (continued)

SJ SEMICONDUCTOR CORPORATION AND ITS SUBSIDIARIES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Current assets	141,016	205,957	224,737
Non-current assets	180,061	131,041	102,790
Current liabilities	(38,280)	(46,608)	(11,656)
Non-current liabilities	(4,257)	(7,002)	(5,421)
Net assets	278,540	283,388	310,450
Equity attributable to owners of the Company	156,035	159,208	174,781
Non-controlling interests	122,505	124,180	135,669
Net assets	278,540	283,388	310,450

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Revenue	51,042	21,862	12,782
Expense	(68,011)	(39,504)	(27,300)
Other income	11,303	6,505	6,564
Loss for the year	(5,666)	(11,137)	(7,954)
Loss attributable to owners of the Company	(3,173)	(6,241)	(4,409)
Loss attributable to the non-controlling interests	(2,493)	(4,896)	(3,545)
Loss for the year	(5,666)	(11,137)	(7,954)
Total comprehensive loss attributable to owners of the Company	(3,173)	(6,241)	(4,409)
Total comprehensive loss attributable to the non-controlling interests	(2,493)	(4,896)	(3,545)
Total comprehensive loss for the year	(5,666)	(11,137)	(7,954)
Dividends paid to non-controlling interests	—	—	—
Net cash inflow (outflow) from operating activities	14,429	6,115	(1,194)
Net cash inflow (outflow) from investing activities	1,144	(65,993)	(147,752)
Net cash inflow (outflow) from financing activities	69	(1,983)	109,291
Net cash inflow (outflow)	15,642	(61,861)	(39,655)

19.	INVESTMENTS IN ASSOCIATES

The details of the Company’s associates, which are all unlisted companies except for JCET listed on the Shanghai Stock Exchange, at the end of the reporting period are as follows:

	Place of		Proportion of ownership
	establishment	Class of	interest and voting
Name of entity	and operation	share held	power held by the Group
			12/31/18		12/31/17		12/31/16
Toppan SMIC Electronic (Shanghai) Co., Ltd (“Toppan”)	Shanghai, PRC	Ordinary	30.0%		30.0%		30.0%
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	Beijing, PRC	Ordinary	49.0%		49.0%		49.0%
Brite Semiconductor (Shanghai) Corporation (“Brite Shanghai”)(3)	Shanghai, PRC	Ordinary	46.6%		46.6%		47.3%
Suzhou Changjiang Electric Xinke Investment Co., Ltd. (“Changjiang Xinke”)	Jiangsu, PRC	Ordinary	—		—		19.6%
Jiangsu Changjiang Electronics Technology Co., Ltd. (“JCET”)(5)	Jiangsu, PRC	Ordinary	14.3	%(1)	14.3	%(1)	NA
Sino IC Leasing Co., Ltd. (“Sino IC Leasing”)(6)	Shanghai, PRC	Ordinary	7.4	%(1)	8.1	%(1)	11.4	%(1)
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	Shanghai, PRC	Ordinary	19.5	%(1)	30.0%		30.0%
Beijing Wu Jin Venture Investment Center (Limited Partnership) (“WuJin”)(2)	Beijing, PRC	Limited partner interest	32.6%		32.6%		32.6%
Shanghai Fortune-Tech Qitai Invest Center (Limited Partnership) (“Fortune-Tech Qitai”)(2)	Shanghai, PRC	Limited partner interest	33.0%		33.0%		33.0%
Shanghai Fortune-Tech Zaixing Invest Center (Limited Partnership) (“Fortune-Tech Zaixing”)(2)	Shanghai, PRC	Limited partner interest	66.2	%(1)	66.2	%(1)	66.2	%(1)
Suzhou Fortune-Tech Oriental Invest Fund Center (Limited Partnership) (“Fortune-Tech Oriental”)(2)	Jiangsu, PRC	Limited partner interest	44.8%		44.8%		44.8%
Juyuan Juxin Integrated Circuit Fund (“Juyuan Juxin”)(2)	Shanghai, PRC	Limited partner interest	31.6%		31.6%		40.9%
Ningbo Semiconductor International Corporation (“NSI”)(4)	Ningbo, PRC	Ordinary	38.6%		NA		NA
Semiconductor Manufacturing Electronics (Shaoxing) Corporation (“SMEC”)	Shaoxing, PRC	Ordinary	23.5%		NA		NA
Semiconductor Global Solutions (“SGS”)	Ningbo, PRC	Ordinary	35.0%		NA		NA
Shanghai IC Manufacturing Innovation Center Co., Ltd (“Shanghai Innovation Center”)	Shanghai, PRC	Ordinary	50.0	%(1)	NA		NA

(1)	In accordance with investment agreements, the Group has significant influence, but not control, over JCET, Sino IC Leasing, China Fortune-Tech, Fortune-Tech Zaixing and Shanghai Innovation Center through the right the Group owned to appoint director(s) to the Board of directors of these companies or to cast voters at the partners meeting of the partnership entity.

(2)	The Group invested in these associates indirectly though China IC Capital Co., Ltd (the “Fund”), a wholly-owned investment fund company of SMIC, as set out in Note 18. The Fund is intended to invest primarily in integrated circuits related fund products and investment projects.

(3)	Since September 30, 2017, the Group invested Brite Shanghai directly with no more investment in Brite Semiconductor Corporation, the holding company of Brite Shanghai.

19.	INVESTMENTS IN ASSOCIATES (continued)

(4)	On March 22, 2018, NSI, SMIC Holdings and China IC Fund entered into the equity transfer agreement, pursuant to which SMIC Holdings has agreed to sell the equity Interest to China IC Fund. Upon the completion of the equity transfer, the shareholding of SMIC Holdings in NSI will decrease from approximately 66.76% to 38.59%, and NSI will cease to be a subsidiary of the Company and its financial results will cease to be consolidated with the Group’s results. The equity transfer has been completed in April, 2018 and the Group recorded its ownership interest of NSI as investment in associate.

On March 23, 2018, NSI, SMIC Holdings, China IC Fund, Ningbo Senson Electronics Technology Co., Ltd, Beijing Integrated Circuit Design and Testing Fund, Ningbo Integrated Circuit Industry Fund and Infotech National Emerging Fund entered into the capital increase agreement, pursuant to which (i) SMIC Holdings has agreed to make further cash contribution of RMB565.0 million (approximately US$89.4 million) into the registered capital of NSI. Its shareholding in NSI will decrease from approximately 38.59% to approximately 38.57%; (ii) China IC Fund has agreed to make further cash contribution of RMB500.0 million (approximately US$79.2 million) into the registered capital of NSI. Its shareholding in NSI will increase from approximately 28.17% to approximately 32.97%. The all above parties’ performance of the Capital Contribution obligations will lead to an increase in the registered capital from RMB355 million to RMB1.82 billion (approximately US$56.2 million to US$288.1 million).

On April 13, 2018, the Group lost control of NSI, but still has significant influence over it. The Group recorded its ownership interest of NSI as investment in associate. The remeasurement gain at the date of deconsolidation of NSI was US$3.5 million. The deconsolidation has no material impact on the consolidated financial statements.

(5)	On August 30, 2018, the Company has, through its wholly-owned subsidiary Siltech Semiconductor (Shanghai) Corporation Limited, completed a subscription for 34,696,198 shares in JCET in cash by way of private placement (the “Subscription”). The shares were subscribed at a price of RMB14.89 per share, with the total subscription price being RMB516.6 million (approximately US$75.9 million). Immediately before and after completion of the Subscription, the shareholding interest of the Company in JCET is 14.28%. The Company understands that JCET has completed the issue and registration procedures of these shares, including listing of the shares on the Shanghai Stock Exchange. The newly subscribed shares will not be transferrable by the Company for 36 months after completion of the Subscription.

(6)	On August 10, 2018, SMIC Holdings, Sino IC Leasing and other investors had agreed to amend the joint venture agreement dated March 1, 2018 through the Amended JV Agreements, pursuant to which: (i) SMIC Holdings will not make additional capital contribution, but Sino IC Leasing and other investors will make additional capital contributions in the registered capital of SGS in US$5.0 million and US$5.0 million, respectively (ii) the Company’s equity interest in SGS, through SMIC Holdings, will decrease from 60.00% to 30.00%; and (iii) SGS will be owned by China IC Fund, through Sino IC Leasing, as to approximately 8.08%. The capital contribution is not completed as of the date of this announcement.

Subject to the amended joint venture agreement, revised on July 20, 2017, the Company agreed to increase its capital contribution obligation towards Sino IC Leasing from RMB600.0 million to RMB800.0 million (from approximately US$88.3 million to US$117.8 million), while its shareholding in Sino IC Leasing decreased to approximately 7.44%.

All of these associates are accounted for using the equity method in these consolidated financial statements.

19.	INVESTMENTS IN ASSOCIATES (continued)

JCET AND ITS SUBSIDIARIES

The Group applies the equity method accounted for its investment in JCET on one quarter lag by basis since the annual financial statements of JCET were not available as of December 31, 2018.

	09/30/18	09/30/17
	USD’000	USD’000
Current assets	1,803,128	1,401,575
Non-current assets	3,456,513	3,305,615
Current liabilities	(2,214,747)	(1,639,114)
Non-current liabilities	(1,081,027)	(1,661,532)
Net assets	1,963,867	1,406,544
Equity attributable to owners of the associate	1,942,894	1,385,372
Non-controlling interests	20,973	21,172
Net assets	1,963,867	1,406,544

	Twelve months	Three months
	ended	ended
	09/30/18	09/30/17
	USD’000	USD’000
Total revenue	3,645,925	985,087
Profit attributable to owners of the associate	28,439	11,480
Profit attributable to the non-controlling interests	3,252	628
Profit for the period	31,691	12,108
Other comprehensive income (loss) for the period	47,529	(19,986)
Total comprehensive income (loss) for the period	79,220	(7,878)
Total comprehensive income (loss) attributable to owners of the associate	76,299	(8,496)
Total comprehensive income attributable to the non-controlling interests	2,921	618
Total comprehensive income (loss) for the period	79,220	(7,878)
Dividends received from the associate during the period	761	—

19.	INVESTMENTS IN ASSOCIATES (continued)

JCET AND ITS SUBSIDIARIES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	09/30/18 USD’000	09/30/17 USD’000
Equity attributable to owners of the associate	1,942,894	1,385,372
Proportion of the Group’s ownership interest in JCET	14.3%	14.3%
	277,446	197,832
Valuation premium	338,967	340,561
Carrying amount of the Group’s interest in JCET	616,413	538,393

As at December 31, 2018 the closing share price of JCET listed on the Shanghai Stock Exchange was RMB8.24, approximately US$1.20.

SINO IC LEASING AND ITS SUBSIDIARIES

The Group applies the equity method accounted for its investment in Sino IC Leasing on one quarter lag by basis since the annual financial statements of Sino IC Leasing were not available as of December 31, 2018.

	09/30/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Current assets	2,423,414	1,038,538	702,570
Non-current assets	4,056,971	3,464,412	1,859,267
Current liabilities	(1,441,959)	(523,228)	(117,287)
Non-current liabilities	(3,241,264)	(2,509,732)	(1,653,206)
Net assets	1,797,162	1,469,990	791,344
Equity attributable to owners of the associate	1,682,794	1,366,367	776,959
Non-controlling interests	114,368	103,623	14,385
Net assets	1,797,162	1,469,990	791,344

	Nine months	Twelve months	Twelve months
	ended	ended	ended
	09/30/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Total revenue	214,515	215,538	36,085
Profit attributable to owners of the associate	48,505	39,003	12,938
Profit attributable to the non-controlling interests	1,610	460	48
Profit for the period	50,115	39,463	12,986
Other comprehensive income (loss) for the period	16,253	(10,206)	3,594
Total comprehensive income for the period	66,368	29,257	16,580
Total comprehensive income attributable to owners of the associate	64,758	28,797	16,532
Total comprehensive income attributable to the non-controlling interests	1,610	460	48
Total comprehensive income for the period	66,368	29,257	16,580
Dividends received from the associate during the period	—	255	—

19.	INVESTMENTS IN ASSOCIATES (continued)

SINO IC LEASING AND ITS SUBSIDIARIES (continued)

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

	09/30/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Equity attributable to owners of the associate	1,682,794	1,366,367	776,959
Proportion of the Group’s ownership interest in Sino IC Leasing	7.4%	8.1%	11.4%
	125,156	110,162	88,651
Dividends received in advance	(316)	—	—
Less: unrealized profit from Sino IC Leasing	(580)	—	—
Carrying amount of the Group’s interest in Sino IC Leasing	124,260	110,162	88,651

NSI

12/31/18
USD’000
Current assets	137,120
Non-current assets	146,664
Current liabilities	(18,291)
Net assets	265,493

Nine months
ended
12/31/18
USD’000
Total revenue	4,186
Profit for the period	3,131
Total comprehensive income for the period	3,131
Dividends received from the associate during the period	—

Reconciliation of the above summarized financial information to the carrying amount of the interest in the associate recognized in the consolidated financial statements:

12/31/18
USD’000
Net assets of the associate	265,493
Proportion of the Group’s ownership interest in NSI	38.6%
102,405
Valuation premium	1,509
Less: unrealized profit from NSI	(816)
Carrying amount of the Group’s interest in NSI	103,098

20.	INVESTMENTS IN JOINT VENTURES

The details of the Group’s joint ventures, which are all unlisted entities invested indirectly through China IC Capital (Ningbo) Co., Ltd, at the end of the reporting period are as follow:

	Place of		Proportion of
	establishment	Class of	ownership interest and
Name of entity	and operation	share held	voting power held by the Group
			12/31/18	12/31/17	12/31/16
Shanghai Xinxin Investment Centre (Limited Partnership) (“Shanghai Xinxin”)	Shanghai, PRC	Limited partner interest	49.0%	49.0%	49.0%
Shanghai Chengxin Investment Center (Limited Partnership) (“Shanghai Chengxin”)	Shanghai, PRC	Limited partner interest	31.5%	31.5%	42.0%

Summarized financial information in respect of the Group’s material joint venture is set out below.

SHANGHAI XINXIN

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Current assets	3,956	1,453	10,679
Non-current assets	16,462	53,782	13,283
Current liabilities	(268)	(6)	(7)
Net assets	20,150	55,229	23,955

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Total revenue	—	—	—
Profit (loss) for the year	4,827	(390)	4,540
Other comprehensive income for the year	—	30,441	—
Total comprehensive income for the year	4,827	30,051	4,540
Dividends received from the joint venture during the year	13,324	—	2,027

Reconciliation of the above summarized financial information to the carrying amount of the interest in the joint venture recognized in the consolidated financial statements:

	12/31/18 USD’000	12/31/17 USD’000	12/31/16 USD’000
Net assets of the joint venture	20,150	55,229	23,955
Proportion of the Group’s ownership interest in Shanghai Xinxin	49.0%	49.0%	49.0%
	9,874	27,062	11,740
Distribution to general partner	3,179	—	—
Carrying amount of the Group’s interest in Shanghai Xinxin	13,053	27,062	11,740

21.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES

The group holds the following financial instruments:

	12/31/18	12/31/17	12/31/16
Financial assets	USD’000	USD’000	USD’000
Non-current
Financial assets at fair value through profit or loss
Listed equity securities	1,508	—	—
Unlisted equity securities	53,964	—	—
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	5,266	—	—
Other derivative financial instrument	—	—	32,894
Other financial assets
Cross currency swap contracts — cash flow hedges	—	17,598	—
Other assets
Available-for-sale financial assets	—	24,844	21,966
Current
Financial assets at fair value through profit or loss
Financial products sold by banks	41,685	—	—
Financial assets at amortized cost
Bank deposits will mature over 3 months(1)	1,952,106	—	—
Debentures(2)	44,702	—	—
Trade and other receivables (Note 24)	837,828	616,308	645,822
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	1,425	—	—
Cross currency swap contracts	1,158	—	—
Other financial assets
Cross currency swap contracts — cash flow hedges	—	4,739	—
Foreign currency forward contracts	—	2,111	—
Financial products sold by banks	—	117,928	24,931
Bank deposits will mature over 3 months	—	559,034	6,612
	2,939,642	1,342,562	732,225

(1)	The credit risk on bank deposits will mature over 3 months is limited because the counterparties are banks with high credit-ratings.

(2)	On July 6, 2018 and August 10, 2018, SMIC Beijing has respectively subscribed for, an amount of RMB200.0 million (approximately US$30.2 million) and RMB100.0 million (approximately US$14.6 million) out of the total issue of an aggregate principal amount of RMB500.0 million of the oriented debt financing instrument issued by Sino IC Leasing, which was recorded as financial assets at amortized cost.

The group’s exposure to various risks associated with the financial instruments is discussed in Note 38. The maximum exposure to credit risk at the end of the year is the carrying amount of each class of financial assets mentioned above.

21.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

	12/31/18	12/31/17	12/31/16
Financial liabilities	USD’000	USD’000	USD’000
Non-current
Liabilities at amortized cost
Borrowings (Note 30)	1,760,763	1,743,939	1,233,594
Convertible bonds (Note 31)	418,592	403,329	395,210
Bonds payable (Note 32)	—	496,689	494,909
Medium-term notes (Note 33)	—	228,483	214,502
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	15,540	—	—
Other financial liabilities
Contingent consideration(1)	11,948	—	—
Cross currency swap contracts — cash flow hedges	—	1,919	74,170
Other liabilities
Contingent consideration(1)	—	12,549	—
Long-term payables(2)	39,128	57,593	—
Current
Liabilities at amortized cost
Trade and other payables (Note 35)	964,860	1,007,424	897,606
Borrowings (Note 30)	530,005	440,608	209,174
Convertible bonds (Note 31)	—	—	391,401
Bonds payable (Note 32)	498,551	—	—
Medium-term notes (Note 33)	218,247	—	—
Short-term notes	—	—	86,493
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	15,806	—	—
Other financial liabilities
Cross currency swap contracts — cash flow hedges	—	742	6,348
Foreign currency forward contracts	—	2	—
Other liabilities
Long-term payables(2)	32,263	40,627	—
	4,505,703	4,433,904	4,003,407

(1)	The group had contingent consideration in respect of a potential cash compensation accrued in 2017 that may be incurred depending on the profit of Changjiang Xinke during the three years of 2017, 2018 and 2019. Contingent consideration was reclassified from other liabilities to other financial liabilities as of January 1, 2018, compliment with IFRS 9.

(2)	Long-term payables for the purchased tangible and intangible assets were classified into the non-current and current liabilities respectively amounted to US$39.1 million and US$32.3 million as of December 31, 2018.

FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value of financial instruments carried at amortized cost

The Group considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

21.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Valuation techniques and assumptions applied for the purposes of measuring fair value

The fair value of financial instruments based on quoted market prices in active markets, valuation techniques that use observable market-based inputs or unobservable inputs that are corroborated by market data. Pricing information that the Group obtains from third parties is internally validated for reasonableness prior to use in the consolidated financial statements. When observable market prices are not readily available, the Group generally estimates the fair value using valuation techniques that rely on alternate market data or inputs that are generally less readily observable from objective sources and are estimated based on pertinent information available at the time of the applicable reporting periods. In certain cases, fair values are not subject to precise quantification or verification and may fluctuate as economic and market factors vary and the Group’s evaluation of those factors changes.

Fair value measurements recognized in the consolidated statement of financial position

The following tables provide an analysis of financial instruments that are measured at fair value on a recurring basis subsequent to initial recognition, grouped into Levels 1 to 3 based on the degree to which the fair value is observable. There is no transfer within different levels of the fair value hierarchy in the year ended December 31, 2018, 2017 and 2016:

•	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active market for identical assets or liabilities;

•	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

•	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

		Level 1	Level 2	Level 3	Total
December 31, 2018	Valuation techniques	USD’000	USD’000	USD’000	USD’000

Financial assets
Financial assets at fair value through profit or loss
Listed equity securities	Using quoted market prices	1,508	—	—	1,508
Unlisted equity securities	Using discounted cash flow analysis	—	—	53,964	53,964
Financial products sold by banks	Using indicated return rate provided by financial Institution	—	—	2,345	2,345
Monetary funds	Using observable prices	—	39,340	—	39,340
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	6,691	—	6,691
Cross currency swap contracts	Using forward exchange rates at the balance sheet date	—	1,158	—	1,158
		1,508	47,189	56,309	105,006

Financial liabilities
Derivative financial instruments
Cross currency swap contracts — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	31,346	—	31,346

Other financial liabilities
Contingent consideration	Using discounted cash flow analysis	—	—	11,948	11,948
		—	31,346	11,948	43,294

21.	FINANCIAL ASSETS AND FINANCIAL LIABILITIES (continued)

FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

Fair value measurements recognized in the consolidated statement of financial position (continued)

		Level 1	Level 2	Level 3	Total
December 31, 2017	Valuation techniques	USD’000	USD’000	USD’000	USD’000
Financial assets measured at fair value
Short-term investment carried at fair value through profit or loss	Using indicated return rate provided by financial institution	—	—	117,928	117,928
Available-for-sale investment	Using quoted market prices	2,531	—	—	2,531
Available-for-sale investment	Using discounted cash flow analysis	—	—	20,134	20,134
Cross currency swap contracts classified as other financial assets in the statement of financial position — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	22,337	—	22,337
Foreign currency forward contracts classified as other financial assets in the statement of financial position	Using forward exchange rates at the balance sheet date	—	2,111	—	2,111
		2,531	24,448	138,062	165,041

Financial liabilities measured at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	2,661	—	2,661
Foreign currency forward contracts classified as other financial liabilities in the statement of financial position	Using forward exchange rates at the balance sheet date	—	2	—	2
Contingent consideration	Using discounted cash flow analysis	—	—	12,549	12,549
		—	2,663	12,549	15,212

		Level 1	Level 2	Level 3	Total
December 31, 2016	Valuation techniques	USD’000	USD’000	USD’000	USD’000

Financial assets measured at fair value
Short-term investment carried at fair value through profit or loss	Using indicated return rate provided by financial institution	—	—	24,931	24,931
Available-for-sale investment	Using quoted market prices	4,713	—	—	4,713
Available-for-sale investment	Using discounted cash flow analysis	—	—	16,067	16,067
Other Derivative financial Instrument	Measured by Binomial Model with key assumptions including exercise multiple (75%), risk free rate of interest (0.51%), expected volatility (24.5%) and rate of return (10%)	—	—	32,894	32,894
		4,713	—	73,892	78,605
Financial liabilities measured at fair value
Cross currency swap contracts classified as other financial liabilities in the statement of financial position — cash flow hedges	Using the present value of the estimated future cash flows based on observable yield curves	—	80,518	—	80,518

22.	RESTRICTED CASH

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Non-current	—	13,438	20,080
Current(1)	592,290	336,043	337,699
	592,290	349,481	357,779

(1)	As of December 31, 2018, the current restricted cash consisted of US$185.8 million (December 31, 2017: US$14.9 million and December 31, 2016: US$2.9 million) of bank time deposits, which was pledged against letters of credit and short-term borrowings.

As of December 31, 2018, the current restricted cash consisted of US$406.5 million (December 31, 2017: US$235.3 million and December 31, 2016: US$191.9 million) of government funding received, within which US$404.2 million was mainly for the reimbursement of research and development expenses to be incurred.

23.	INVENTORIES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Raw materials	143,990	149,574	126,526
Work in progress	331,782	321,695	280,216
Finished goods	117,237	151,410	57,474
	593,009	622,679	464,216

The cost of inventories recognized as an expense during the year in respect of inventory provision was US$6.4 million (2017: US$46.9 million and 2016: US$3.7 million).

24.	TRADE AND OTHER RECEIVABLES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Trade receivables	412,053	407,975	491,018
Allowance on doubtful trade receivables (Note 38)	(2,155)	(1,335)	(1,491)
	409,898	406,640	489,527
Other receivables(1)	364,143	203,410	146,583
Refundable deposits(2)	63,787	6,258	9,712
	837,828	616,308	645,822

(1)	As of December 31, 2018, the balance included the receivable from the sales of machinery and equipment to SMEC, amounted to US$68.9 million and the charge of purchase machinery and equipment to SMEC, amounted to US$35.6 million.

(2)	As of December 31, 2018, the balance included a deposit of investing in land use right, amounted US$45.5 million.

The following is an aged analysis of trade receivables presented based on the invoice date at the end of the reporting period.

	12/31/18	12/31/17	12/31/16
Age of receivables	USD’000	USD’000	USD’000
Within 30 days	219,813	148,131	274,087
31–60 days	141,852	187,623	179,453
Over 60 days	50,388	72,221	37,478
Total trade receivables	412,053	407,975	491,018

24.	TRADE AND OTHER RECEIVABLES (continued)

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. They are generally due for settlement within 30 days and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The group holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest method. Details about the group’s impairment policies and the calculation of the loss allowance are provided in Note 38.

Due to the short-term nature of the current receivables, the carrying amounts of trade and other receivables are considered to be the same as their fair value.

25.	ASSETS AND LIABILITIES CLASSIFIED AS HELD-FOR-SALE

	12/31/18 USD’000	12/31/17 USD’000	12/31/16 USD’000
Assets classified as held-for-sale
Assets of disposal group as held-for-sale	255,330	—	—
Machinery and equipment	5,846	—	—
Assets related to employee’s living quarters	9,631	37,471	50,813
	270,807	37,471	50,813
Liabilities directly associated with assets classified as held-for-sale
Liabilities of disposal group as held-for-sale	143,447	—	—

Non-current assets are classified as held-for-sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

As at December 31, 2018, investment in Lfoundry of US$111.9 million was classified as held-for-sale assets and liabilities as the effect to sell the subsidiary has commenced and the sales are expected by December 31, 2019 and the details are disclosed as follows:

12/31/18
USD’000
Assets of disposal group as held-for-sale
Property, plant and equipment	123,677
Goodwill	3,933
Inventories	54,451
Restricted cash	12,960
Trade and other receivables	37,796
Cash and cash equivalent	14,554
Other assets	7,959
255,330
Liabilities of disposal group as held-for-sale
Borrowings	58,467
Trade and other payables	37,296
Deferred tax liabilities	14,437
Defined benefited obligation	26,475
Other liabilities	6,772
143,447

Considerations to be received for the disposal will be equivalent or higher than the carrying value of the net assets and liabilities of Lfoundry.

26.	SHARES AND ISSUED CAPITAL

FULLY PAID ORDINARY SHARES

	Number	Share	Share
	of shares	capital	premium
		USD’000	USD’000
Balance at December 31, 2015	42,073,748,961	16,830	4,903,861
Issuance of shares under the Company’s employee share option plan	329,531,926	132	35,367
Conversion of convertible bonds during the year	105,128,132	42	11,023
Adjustment arising from the Share Consolidation	(38,257,568,118)	—	—
Issuance of shares under the Company’s employee share option plan after the Share Consolidation	2,081,358	8	697
Balance at December 31, 2016	4,252,922,259	17,012	4,950,948
Issuance of shares under the Company’s employee share option plan	32,723,622	130	35,178
Conversion of convertible bonds during the year	389,042,383	1,556	427,168
Share premium reduction	—	—	(910,849)
Ordinary shares issued at December 6, 2017	241,418,625	966	325,174
Balance at December 31, 2017	4,916,106,889	19,664	4,827,619
Issuance of shares under the Company’s employee share option plan (Note 37)	24,071,936	97	25,121
Ordinary shares issued at June 29, 2018	61,526,473	246	83,256
Ordinary shares issued at August 29, 2018	57,054,901	228	77,148
Shares bought back on-market and cancelled	(18,941,000)	(76)	(19,981)
Balance at December 31, 2018	5,039,819,199	20,159	4,993,163

On April 23, 2018, the Company entered into the China IC Fund Pre-emptive Share Subscription Agreement with China IC Fund and Xinxin (Hongkong) Capital Co., Ltd (“Xinxin HK”, wholly-owned by China IC Fund), pursuant to which, on and subject to the terms of the China IC Fund Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for, the 57,054,901 Ordinary Shares at the price of HK$10.65 per Ordinary Share. On August 29, 2018, the Company completed the issue of the China IC Fund pre-emptive shares in the principal amount of HK$607.6 million (approximately US$77.4 million).

On April 23, 2018, the Company entered into the Datang Pre-emptive Share Subscription Agreement with Datang Telecom Technology & Industry Holdings Co., Ltd. (“Datang”) and Datang Holdings (Hongkong) Investment Company Limited (“Datang HK”), pursuant to which, on and subject to the terms of the Datang Pre-emptive Share Subscription Agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for, the 61,526,473 Ordinary Shares at the price of HK$10.65 per Ordinary Share. On June 29, 2018, the Company completed the issue of the Datang pre-emptive shares in the principal amount of HK$655.3 million (approximately US$83.5 million).

On September 27, 2018, the company repurchased 7,291,000 ordinary shares on Hong Kong Stock Exchange. The buy-back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.32 per share, with prices ranging from HK$8.27 to HK$8.36. The total cost of HK$60.8 million (approximately US$7.8 million) was deducted from the shareholder equity.

26.	SHARES AND ISSUED CAPITAL (continued)

FULLY PAID ORDINARY SHARES (continued)

On October 4, 2018, the company repurchased 11,650,000 ordinary shares on Hong Kong Stock Exchange. The buy-back was approved by shareholders at the annual general meeting on June 22, 2018. The ordinary shares were acquired at an average price of HK$8.23 per share, with prices ranging from HK$8.11 to HK$8.32. The total cost of HK$96.1 million (approximately US$12.3 million) was deducted from the shareholder equity. On October 25, 2018, the company cancelled 18,941,000 ordinary shares amounted at US$20.0 million, in respect of the repurchase on September 27, 2018 and October 4, 2018.

On December 6, 2017, pursuant to the terms and conditions of the placing agreement entered by the Company and joint placing agents, the Company allotted and issued 241,418,625 placing shares, representing approximately 4.92% of the issued share capital of the Company as enlarged by the issue of the placing shares, to not less than six independent placees at the price of HK$10.65 per placing share. The net proceeds are recorded as share capital of approximately US$1.0 million and share premium of approximately US$325.2 million in the statements of financial position after the deduction of issue expenses of US$2.9 million. Net proceeds of issue are measured after deducting directly attributable transaction costs of the share issue.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to reduce the amount standing to the credit of the share premium account of the Company by an amount of US$910.8 million and to apply such amount to eliminate the accumulated losses of the Company as of December 31, 2016.

On June 23, 2017, the Board has been approved by the shareholders at the Annual General Meeting to increase the authorized share capital of the Company to US$42,000,000 divided into 10,000,000,000 ordinary shares and 500,000,000 preferred shares by the creation of an additional 5,000,000,000 ordinary shares in the share capital of the Company, which will rank pari passu with all existing ordinary shares.

In 2016, the Company proposed to implement the Share Consolidation on the basis that every ten issued and unissued shares of US$0.0004 each of the Company will be consolidated into one ordinary share of US$0.004 each. The proposed Share Consolidation was approved by the Company’s shareholders at the Extraordinary General Meeting held on December 6, 2016 and the Share Consolidation became effective on December 7, 2016.

STOCK INCENTIVE PLANS

The Company has adopted the stock incentive plans under which options to subscribe for the Company’s shares have been granted to certain employees, officers and other service providers (Note 37).

27.	RESERVES

EQUITY-SETTLED EMPLOYEE BENEFITS RESERVE

The equity-settled employee benefits reserve related to share options and RSUs granted by the Company to the Group’s employees and service providers under stock incentive plans. Items included in equity-settled employee benefits reserve will not be reclassified subsequently to profit or loss.

FOREIGN CURRENCY TRANSLATION RESERVE

Exchange differences relating to the translation of the results and net assets of the Group’s foreign operations from their functional currencies to the Group’s presentation currency (i.e. United States dollars) are recognized directly in other comprehensive income and accumulated in the foreign currency translation reserve. Exchange differences previously accumulated in the foreign currency translation reserve (in respect of translating both the net assets of foreign operations and hedges of foreign operations) are reclassified to profit or loss on the disposal/deconsolidation of the foreign operation.

27.	RESERVES (continued)

CHANGE IN VALUE OF AVAILABLE-FOR-SALE FINANCIAL ASSETS

The changes in the carrying amount of available-for-sale financial assets, which were initially recognized at fair value plus transaction costs and subsequently carried at fair value, recognized in other comprehensive income and accumulated under the heading of investments revaluation reserve. When the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously accumulated in the investments revaluation reserve is reclassified to profit or loss.

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. Related fair value losses of US$1.1 million were transferred from the available-for-sale financial assets reserve to retained earnings on January 1, 2018.

CONVERTIBLE BONDS EQUITY RESERVE

The conversion option from the issuance of convertible bonds classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible bond) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium. Where the conversion option remains unexercised at the maturity date of the convertible bond, the balance recognized in equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

DEFINED BENEFIT PENSION RESERVE

Defined benefit plan reserve recorded the changes of fair value of the defined benefit obligation due to LFoundry’s employees. LFoundry’s employees are entitled to a defined benefit plan. Actuarial gains and losses can result from increases or decreases in the present value of a defined benefit obligation due to experience adjustments or changes in actuarial assumptions.

Trattamento di Fine Rapport (“TFR”) relates to the amounts that employees in Italy are entitled to receive when they leave the Group and is calculated based on the period of employment and the taxable earnings of each employee. Under certain conditions, the entitlement may be partially advanced to an employee during the employee’s working life.

Under the amendments of the Italian legislation in the first half of 2007, companies with at least 50 employees are obliged to transfer the TFR to the “Treasury Fund” managed by the Italian state-owned social security body (“INPS”) or to supplementary pension funds. Prior to the amendments, accruing TFR for employees of all Italian companies could be managed by the Group itself.

Consequently, the Italian companies’ obligation to INPS and the contributions to supplementary pension funds take the form, under IAS 19 revised, of “Defined contribution plans” whereas the amounts recorded in the TFR liability retain the nature of “Defined benefit plans”. Accordingly, TFR liability consists of the residual obligation for TFR until December 31, 2006. This is an unfunded defined benefit plan as the benefits have already been almost entirely earned, with the sole exception of future revaluations. Since 2007 the scheme has been classified as a defined contribution plan, and the companies under IFRS recognize the associated cost, being the required contributions to the pension funds, over the period in which the employee renders service.

The Group operates defined benefit plans in Italy under broadly similar regulatory frameworks, which is an unfunded plan where the Group meets the benefit payment obligation as it falls due. The level of benefits provided depends on members’ length of service and their salary in the final years leading up to retirement. The TFR in payment is generally updated in line with the retail price index.

27.	RESERVES (continued)

DEFINED BENEFIT PENSION RESERVE (continued)

The amounts recognized in the statement of financial position and the movements in the net defined benefit obligation over the year are as follows:

USD’000
As at August 1, 2016	27,569
Interest expense recognized in profit or loss	87
Actuarial gains recognized in other comprehensive income	(1,520)
Exchange differences	(1,875)
Contribution to employees	(48)
Balance at December 31, 2016	24,213
Interest expense recognized in profit or loss	376
Actuarial losses recognized in other comprehensive income	436
Exchange differences	3,455
Contribution to employees	(318)
Balance at December 31, 2017	28,162
Interest expense recognized in profit or loss	314
Actuarial gains recognized in other comprehensive income	(129)
Exchange differences	(1,223)
Contribution to employees	(649)
Balance at December 31, 2018	26,475

The defined benefit obligation has been included in liabilities directly associated with assets classified as held- for-sale.

The significant actuarial assumptions, used by Lab4Value S.r.l., an Italian company operated in the consultancy of TFR actuarial valuation, were as follows:

	12/31/18	12/31/17	12/31/16
Discount rate (%)	1.38%	1.18%	1.37%
Inflation rate (%)	1.50%	1.50%	1.50%
Salary growth rate (%)	1.50%	1.50%	1.50%
Labor turnover rate (%)	2.65%	2.65%	2.65%
Probability of request of advances of TFR (%)	1.50%	1.50%	1.50%
Percentage required in case of advance (%)	70.00%	70.00%	70.00%
Number of employees with TFR	1,390	1,485	1,421
Average age (years)	48	47	46
Average seniority (years)	22	20	20

The sensitivity analysis of the defined benefit obligation was as follows:

	12/31/18	12/31/17	12/31/16
Discount rate (+0.5%)	–5.59%	–5.85%	–6.05%
Discount rate (–0.5%)	6.07%	6.38%	6.61%
Rate of payments increases (+20%)	–0.33%	–0.65%	–0.57%
Rate of payments decreases (–20%)	0.35%	0.71%	0.63%
Rate of price inflation increases (+0.5%)	3.62%	3.80%	3.94%
Rate of price inflation decreases (–0.5%)	–3.56%	–3.72%	–3.86%
Rate of salary increases (+0.5%)	0.00%	0.00%	0.00%
Rate of salary decreases (–0.5%)	0.00%	0.00%	0.00%
Increase the retirement age (+1 year)	0.40%	0.49%	0.38%
Decrease the retirement age (–1 year)	–0.43%	–0.52%	–0.40%
Increase longevity (+1 year)	0.00%	0.00%	0.00%
Decrease longevity (–1 year)	0.00%	0.00%	0.00%

27.	RESERVES (continued)

DEFINED BENEFIT PENSION RESERVE (continued)

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. When calculating the sensitivity of the defined benefit obligation to significant actuarial assumptions the same method (present value of the defined benefit obligation calculated with the projected unit credit method at the end of the reporting period) has been applied as when calculating the defined benefit liability recognized in the statement of financial position.

CASH FLOW HEDGES

The hedging reserve is used to record gains or losses on derivatives that are designated and qualify as cash flow hedges and that are recognized in other comprehensive income, as described in Note 38. Amounts will be reclassified to profit or loss when the associated hedged transaction affects profit or loss.

SHARE OF OTHER COMPREHENSIVE INCOME OF JOINT VENTURES ACCOUNTED FOR USING THE EQUITY METHOD

The reserve of share of other comprehensive income of joint ventures accounted for using the equity method was recognized as the Group’s share of the change in value of available-for-sale financial assets of the joint ventures.

The adoption of IFRS 9 Financial Instruments from January 1, 2018 resulted in changes in accounting policies and adjustments to the amounts recognized in the financial statements. In accordance with the transitional provisions in IFRS 9, comparative figures have not been restated. Related fair value gains of US$17.6 million were transferred from the reserve of share of other comprehensive income of joint ventures accounted for using the equity method to retained earnings on January 1, 2018.

28.	RETAINED EARNINGS (ACCUMULATED DEFICIT)

As stipulated by the relevant laws and regulations applicable to China’s foreign investment enterprise, the Company’s PRC subsidiaries are required or allowed to make appropriations to non-distributable reserves. The general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end), after offsetting accumulated losses from prior years, until the accumulative amount of such reserve fund reaches 50% of registered capital of the relevant subsidiaries. The general reserve fund can only be used to increase the registered capital and eliminate future losses of the relevant subsidiaries under PRC regulations. The staff welfare and bonus reserve is determined by the board of directors of the respective PRC subsidiaries and used for the collective welfare of the employee of the subsidiaries. The enterprise expansion reserve is for the expansion of the subsidiaries’ operations and can be converted to capital subject to approval by the relevant authorities. These reserves represent appropriations of the retained earnings determined in accordance with Chinese law.

As of December 31, 2018, 2017 and 2016, the accumulated non-distributable reserve was US$145.5 million, US$90.6 million and US$34.3 million respectively.

In 2018, 2017 and 2016 the Company did not declare or pay any cash dividends on the ordinary shares.

In 2018, the Company paid the distribution to perpetual subordinated convertible securities holders amounted to US$6.3 million.

On June 23, 2017, the accumulated losses of the Company as of December 31, 2016 were eliminated by an amount of US$910.8 million. Please refer to Note 26 for more details.

On December 29, 2017, SMIC Shanghai and SJ Jiangyin had entered into an asset transfer agreement in relation to the disposal and sale of unvalued assets. The purpose of the disposal was to transfer the business operation of the Shanghai Testing Centre from SMIC Shanghai to SJ Jiangyin and merge the business operation of Shanghai Testing Centre to SJ Jiangyin. The transfer of business operation raised a retained earning of US$7.3 million for the Company and a corresponding loss for non-controlling interests.

29.	PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES

On April 23, 2018, the Company entered into the perpetual subordinated convertible securities (“PSCS”) subscription agreement with China IC Fund and Xinxin HK, pursuant to which, on and subject to the terms of the PSCS subscription agreement, the Company conditionally agreed to issue, and China IC Fund, through Xinxin HK, conditionally agreed to subscribe for PSCS in an aggregate principal amount of US$300.0 million. On August 29, 2018, the Company completed the issue of the PSCS in the principal amount of US$300.0 million.

On April 23, 2018, the Company entered into the PSCS subscription agreement with Datang and Datang HK, pursuant to which, on and subject to the terms of the PSCS subscription agreement, the Company conditionally agreed to issue, and Datang, through Datang HK, conditionally agreed to subscribe for PSCS in an aggregate principal amount of US$200.0 million. On June 29, 2018, the Company completed the issue of the PSCS in the principal amount of US$200.0 million.

On December 14, 2017, the Company issued the perpetual subordinated convertible securities at a par value of US$250,000 each in the principal amount of US$65.0 million (the “PSCS”).

The PSCS are included in equity in the Group’s consolidated financial statements as the Group does not have a contractual obligation to deliver cash or other financial assets arising from the issue of the PSCS. The PSCS will remain as equity reserve until the PSCS are converted, in which case, the balance recognized in equity will be transferred to ordinary shares and share premium.

As at the issue date and the year ended December 31, 2018, the net book value of PSCS amounted to US$563.8 million after the deduction of issue expenses of US$1.2 million.

As at December 31, 2018, assuming full conversion of the PSCS, the PSCS will be convertible into 344,985,992 ordinary shares.

Up to the date of the authorization of the Group’s consolidated financial statements for the year ended December 31, 2018 no PSCS have been converted into ordinary shares of the Company, and the Company paid the distribution amounted to US$6.3 million.

KEY TERMS OF THE PSCS

The PSCS will be paid semi-annually in arrears at 2.00% per annum with distribution payment date on June 14, and December 14, in each year, commencing on June 14, 2018.

The Company may elect to defer distribution unless payments is not made in full on a distribution payment date or a compulsory distribution payment event has occurred. The Company will procure that no dividend or other payment is made on any junior securities or parity securities; or redeem, reduce, cancel, buy-back or acquire for any consideration any junior securities or parity securities unless and until the Company satisfies in full all outstanding arrears of distribution and any additional distribution amounts; or it is permitted to do so by an extraordinary resolution of the securityholders.

The PSCS has no fixed redemption date. The Company may redeem the PSCS in whole, but not in part, at their principal amount, together with distribution accrued on or at any time after December 14, 2020 in certain specified circumstances specified in the agreements.

In the event of the winding-up of the Company, the rights and claims of the securityholders shall rank ahead of those persons whose claims are in respect of any junior securities of the Company, but shall be subordinated in right of payment to the claims of all other present and future senior and subordinated creditors of the Company, other than the claims of holders of parity securities.

Securityholders may convert their PSCS into ordinary shares at any time on or after 40 days from the Issue date at the conversion price in effect on the relevant conversion date. The initial conversion ratio was 152,648.6697 shares per US$250,000 principal amount at the initial conversion price, HK$12.78 per Share with a fixed exchange rate of 7.8034 HK$/US$. The Conversion Price will be adjusted in certain circumstances, including subdivisions, consolidation or redenomination, rights issue, bonus issue, reorganization, capital distributions and certain other dilutive event.

29.	PERPETUAL SUBORDINATED CONVERTIBLE SECURITIES (continued)

KEY TERMS OF THE PSCS (continued)

Upon the occurrence of any delisting or suspension arising from or as a result of an application to HKSE having been initiated or made by the Group, the securityholders will have the right to require the Company to redeem all or some only of PSCS at their principal amount, together with any distribution accrued. In the opinion of the management of the Company, the occurrence of such events is highly remote.

30.	BORROWINGS

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
At amortized cost
Short-term commercial bank loans(1)	192,198	308,311	176,957
Short-term borrowings	192,198	308,311	176,957
2013 USD loan (SMIC Shanghai)	—	10,760	10,760
2015 USD loan (SMIC Shanghai)	—	—	39,641
2015 CDB USD loan (SJ Jiangyin)	—	—	2,000
2015 CDB RMB loan I (SMIC Shanghai)(2)	145,705	153,041	144,155
2015 CDB RMB loan II (SMIC Shanghai)(3)	64,839	72,694	68,473
2015 CDB RMB loan (SMIC Beijing)(4)	26,227	29,231	28,110
2016 CDB RMB loan (SMIC Beijing)(5)	202,529	223,440	210,466
2017 CDB RMB loan (SMIC Shenzhen)(6)	322,153	185,792	—
2015 EXIM RMB loan (SMIC Shanghai)(7)	72,852	76,520	72,077
2017 EXIM RMB loan (SMIC Shanghai)(8)	145,705	153,041	—
2018 EXIM RMB loan I (SMIC Shanghai)(9)	138,419	—	—
2016 EXIM RMB loan I (SMIC Beijing)	—	36,730	34,597
2016 EXIM RMB loan II (SMIC Beijing)(10)	58,282	61,216	57,662
2017 EXIM RMB loan (SMIC Beijing)(11)	69,938	76,520	—
2018 EXIM RMB Loan I (SMIC Beijing)(12)	29,141	—	—
2018 EXIM RMB Loan II (SMIC Beijing)(13)	34,969	—	—
2016 EXIM RMB loan (SMIC)(14)	72,852	76,520	72,077
2017 EXIM RMB loan (SMIC Tianjin)(15)	72,852	76,520	—
2017 EXIM USD loan (SMIC Tianjin)	—	25,000	—
2018 EXIM RMB loan (SMIC Tianjin)(16)	78,680	—	—
2017 EXIM RMB loan (SMIC Shenzhen)(17)	68,481	76,520	—
Loan to LFoundry	—	55,036	43,214
Others(18)	494,946	487,655	482,579
Long-term borrowings	2,098,570	1,876,236	1,265,811
	2,290,768	2,184,547	1,442,768
Current
Short-term borrowings	192,198	308,311	176,957
Current maturities of long-term borrowings	337,807	132,297	32,217
	530,005	440,608	209,174
Non-current
Non-current maturities of long-term borrowings	1,760,763	1,743,939	1,233,594
	2,290,768	2,184,547	1,442,768
Borrowing by repayment schedule:
Within 1 year	530,005	440,608	209,174
Within 1–2 years	434,998	399,301	171,900
Within 2–5 years	895,135	877,315	698,070
Over 5 years	430,630	467,323	363,624
	2,290,768	2,184,547	1,442,768

30.	BORROWINGS (continued)

SUMMARY OF BORROWING ARRANGEMENTS

(1)	As of December 31, 2018, the Group had 33 short-term credit agreements that provided total credit facilities up to US$2,710.7 million on a revolving credit basis. As of December 31, 2018, the Group had drawn down US$192.2 million under these credit agreements. The outstanding borrowings under these credit agreements are unsecured. The interest rate on this loan facility ranged from 1.93% to 4.35% in 2018.

(2)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with China Development Bank, which is guaranteed by SMIC. This fifteen-year bank facility was used for new SMIS’ 300mm fab. As of December 31, 2018, SMIS had drawn down RMB1,000.0 million (approximately US$145.7 million) on this loan facility. The outstanding balance is repayable from November 2021 to November 2030. The interest rate on this loan facility was 1.20% in 2018.

(3)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB475.0 million with China Development Bank, which is guaranteed by SMIC. This ten-year bank facility was used to expand the capacity of SMIS’ 300mm fab. As of December 31, 2018, SMIS had drawn down RMB475.0 million and repaid RMB30.0 million on this loan facility. The outstanding balance of RMB445.0 million (approximately US$64.8 million) is repayable from June 2019 to December 2025. The interest rate on this loan facility was 1.20% in 2018.

(4)	In December 2015, SMIB entered into an RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB195.0 million with China Development Bank, which is unsecured. As of December 31, 2018, SMIB had drawn down RMB195.0 million and repaid RMB15.0 million on this loan facility. The outstanding balance of RMB180.0 million (approximately US$26.2 million) is repayable from June 2019 to December 2030. The interest rate on this loan facility was 1.20% in 2018.

(5)	In May 2016, SMIB entered into the RMB loan, a fifteen-year working capital loan facility in the principal amount of RMB1,460.0 million with China Development Bank, which is guaranteed by SMIC. As of December 31, 2018, SMIB had drawn down RMB1,460.0 million and repaid RMB70.0 million on this loan facility. The outstanding balance of RMB1,390.0 million (approximately US$202.5 million) is repayable from May 2019 to May 2031. The interest rate on this loan facility was 1.20% in 2018.

(6)	In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB5,400.0 million with China Development Bank, which is unsecured. This seven-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2018, SMIZ had drawn down RMB2,211.0 million (approximately US$322.2 million) on this loan facility. The outstanding balance is repayable from December 2019 to December 2024. The interest rate on this loan facility is 4.46% per annum in 2018.

(7)	In December 2015, SMIS entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. In December 2018, the tenor of this bank facility was extended for one and a half years. As of December 31, 2018, SMIS had drawn down RMB500.0 million (approximately US$72.9 million) on this loan facility. The outstanding balance is repayable in June 2020. The interest rate on this loan facility was 2.65% in 2018.

(8)	In March 2017, SMIS entered into a loan facility in the aggregate principal amount of RMB1,000.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2018, SMIS had drawn down RMB1,000.0 million (approximately US$145.7 million) on this loan facility. The outstanding balance is repayable in March 2019. The interest rate on this loan facility is 2.65% per annum in 2018.

(9)	In October 2018, SMIS entered into a loan facility in the aggregate principal amount of RMB950.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2018, SMIS had drawn down RMB950.0 million (approximately US$138.4 million) on this loan facility. The outstanding balance is repayable in October 2020. The interest rate on this loan facility is 2.92% per annum in 2018.

30.	BORROWINGS (continued)

SUMMARY OF BORROWING ARRANGEMENTS (continued)

(10)	In January 2016, SMIB entered into the RMB loan, a three-year working capital loan facility in the principal amount of RMB400.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2018, SMIB had drawn down RMB400.0 million (approximately US$58.3 million) on this loan facility. The outstanding balance is repayable in January 2019. The interest rate on this loan facility was 2.65% in 2018.

(11)	In September 2017, SMIB entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2018, SMIB had drawn down RMB500.0 million and repaid RMB20.0 million on this loan facility. The outstanding balance of RMB480.0 million (approximately US$69.9 million) is repayable from March 2019 to September 2022. The interest rate on this loan facility is 2.92% per annum in 2018.

(12)	In June 2018, SMIB entered into a loan facility in the aggregate principal amount of RMB200.0 million with The Export-Import Bank of China, which is secured by bank time deposits. This two-year bank facility was used for SMIB’s 300mm fab. As of December 31, 2018, SMIB had drawn down RMB200.0 million (approximately US$29.1 million) on this loan facility. The outstanding balance is repayable in June 2020. The interest rate on this loan facility is 2.92% per annum in 2018.

(13)	In December 2018, SMIB entered into the RMB loan, a two-year working capital loan facility in the principal amount of RMB240.0 million with The Export-Import Bank of China, which is unsecured. This two-year bank facility was used for working capital purposes. As of December 31, 2018, SMIB had drawn down RMB240.0 million (approximately US$35.0 million) on this loan facility. The outstanding balance is repayable in December 2020. The interest rate on this loan facility was 2.92% in 2018.

(14)	In May 2016, SMIC entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2018, SMIC had drawn down RMB500.0 million (approximately US$72.9 million) on this loan facility. The outstanding balance is repayable in May 2019. The interest rate on this loan facility is 4.04% in 2018.

(15)	In February 2017, SMIT entered into a RMB loan, a three-year working capital loan facility in the principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This three-year bank facility was used for working capital purposes. As of December 31, 2018, SMIT had drawn down RMB500.0 million (approximately US$72.9 million) on this loan facility. The outstanding balance is repayable in February 2020. The interest rate on this loan facility is 4.04% per annum in 2018.

(16)	In December 2018, SMIT entered into a loan facility in the aggregate principal amount of RMB540.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIT’s 300mm fab. As of December 31, 2018, SMIT had drawn down RMB540.0 million (approximately US$78.7 million) on this loan facility. The outstanding balance of RMB540.0 million is repayable in December 2023. The interest rate on this loan facility is 2.92% per annum in 2018.

(17)	In December 2017, SMIZ entered into a loan facility in the aggregate principal amount of RMB500.0 million with The Export-Import Bank of China, which is unsecured. This five-year bank facility was used to finance the planned expansion for SMIZ’s 300mm fab. As of December 31, 2018, SMIZ had drawn down RMB500.0 million and repaid RMB30.0 million on this loan facility. The outstanding balance of RMB470.0 million (approximately US$68.5 million) is repayable from March 2019 to September 2022. The interest rate on this loan facility is 3.40% per annum in 2018.

30.	BORROWINGS (continued)

SUMMARY OF BORROWING ARRANGEMENTS (continued)

(18)	Other borrowings represented several batches of production equipment of the Group sold and leased back under the below arrangements:

US$35.2 million of borrowings under new two arrangements entered into by the Group and third-party financing companies in the form of a sale and leaseback transaction with a repurchase option.

US$459.7 million (December 31, 2017: US$487.7 million and December 31, 2016: US$482.6 million) of borrowings under three arrangements entered into by the Group and third-party financing companies in the form of a sale and leaseback transaction with a repurchase option.

As the repurchase prices are set at below US$1.0 which are minimal compared to the expected fair value and the Group is certain that it will exercise the repurchase options, the above arrangements have been accounted for as collateralized borrowings of the Group.

As of December 31, 2018, property, plant and equipment and land use right with carrying amount of approximately US$207.2 million (December 31, 2017: US$362.3 million and December 31, 2016: US$631.4 million) have been pledged to secure borrowings of the Group.

31.	CONVERTIBLE BONDS

REDEMPTION OF ZERO COUPON CONVERTIBLE BOND

The Company exercised its right to redeem the US$200.0 million zero coupon convertible bonds due 2018, the US$86.8 million zero coupon convertible bonds due 2018, the US$95.0 million zero coupon convertible bonds due 2018 and the US$22.2 million zero coupon convertible bonds due 2018 (the “Bonds”) on March 10, 2017 being the option redemption date when all of the Bonds would be redeemed in cash at 100% of the Bonds’ principal amount. The conversion price is HK$7.965, approximately US$1.027. On March 3, 2017, the Company received notices from all holders of the Bonds for the full conversion of the outstanding Bonds. As all outstanding Bonds have been fully converted and no Bonds remain outstanding, no redemption of the Bonds will be carried out. The Company delisted the Bonds from the Singapore Exchange Securities Trading Limited.

ISSUE OF US$450 MILLION ZERO COUPON CONVERTIBLE BONDS DUE 2022

The Company issued convertible bonds at a par value of US$250,000 each with an aggregate principal amount of US$450,000,000 on July 7, 2016 (the “2016 Convertible Bonds”).

The 2016 Convertible Bonds issued on July 7, 2016 is a compound instrument included a liability component and an equity component. There are embedded derivatives in respect of the early redemption features of the 2016 Convertible Bonds, which are deemed to be clearly and closely related to the host contract and therefore, do not need to be separately accounted for. As at the date of issue, the fair value of the liability component of the 2016 Convertible Bonds was approximately US$387.9 million and the equity component was approximately US$52.9 million, determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole.

USD’000
Principal amount	450,000
Transaction cost	(9,194)
Liability component as at the date of issue	(387,871)
Equity component as at the date of issue	52,935

Subsequent to the initial recognition, the liability component of the 2016 Convertible Bonds was carried at amortized cost using the effective interest method. The effective interest rate of the liability component of the 2016 Convertible Bonds was 3.78% per annum. The movement of the liability component and the equity component of the 2016 Convertible Bonds for the year ended December 31, 2018 is set out below:

31.	CONVERTIBLE BONDS (continued)

ISSUE OF US$450 MILLION ZERO COUPON CONVERTIBLE BONDS DUE 2022 (continued)

	Liability	Equity
	Component	Component	Total
	USD’000	USD’000	USD’000
As at the date of issue	387,871	52,935	440,806
Interest charged	7,339	—	7,339
Balance at December 31, 2016	395,210	52,935	448,145
Interest charged	14,913	—	14,913
Conversion options exercised	(6,794)	(882)	(7,676)
Balance at December 31, 2017	403,329	52,053	455,382
Interest charged	15,263	—	15,263
Balance at December 31, 2018	418,592	52,053	470,645

The equity component will remain in convertible bond equity reserve until the embedded conversion option is exercised or the 2016 Convertible Bonds mature.

As at December 31, 2018, 371,589,975 ordinary shares will be issued upon full conversion of the 2016 Convertible Bonds.

KEY TERMS OF THE 2016 CONVERTIBLE BONDS

The 2016 Convertible Bonds with no interest born will mature on July 7, 2022. If payment of principal or premium is improperly withheld or refused, such unpaid amount shall bear interest at the rate of 2.00% per annum. All the 2016 Convertible Bonds which are redeemed, converted or purchased by the Company will forthwith be cancelled.

The Company will redeem the outstanding 2016 Convertible Bonds at principal amount on July 7, 2022 or in certain specified circumstances specified in the agreements.

The Company may at any time and from time to time purchase the 2016 Convertible Bonds at any price in the open market or otherwise.

Bondholders may convert their bonds into ordinary shares at any time on or after August 17, 2016. 3,778,881,081 conversion shares will be issued upon full conversion of the 2016 Convertible Bonds based on the conversion price of HK$9.25 with a fixed exchange rate of 7.7677 HK$/US$.

Upon the occurrence of a change of control of the Company, the bondholders will have the right, at such holder’s option, to require the Company to redeem all or some only of such holder’s bonds on the change of control put date at their principal amount of the 2016 Convertible Bonds.

32.	BONDS PAYABLE

On October 7, 2014, the Company issued 5-year unsecured corporate bonds for a total amount of US$500.0 million. The corporate bonds carry a coupon interest rate of 4.125% with bond interest payable semi-annually on March 31 and September 30. As at the date of issue, the net book value of the liabilities amounted to US$491.2 million after the deduction of (1) a discount of US$5.2 million and (2) issue expenses of US$3.6 million.

USD’000
Principal amount	500,000
Discount of bonds payable	(5,185)
Transaction cost	(3,634)
Bonds payable as at the date of issue	491,181

32.	BONDS PAYABLE (continued)

The movement of the corporate bonds for the year ended December 31, 2018 is set out below:

USD’000
Balance at December 31, 2015	493,207
Interest charged	22,327
Interest payable recognized	(20,625)
Balance at December 31, 2016	494,909
Interest charged	22,405
Interest payable recognized	(20,625)
Balance at December 31, 2017	496,689
Interest charged	22,487
Interest payable recognized	(20,625)
Balance at December 31, 2018	498,551

33.	MEDIUM-TERM NOTES

On June 8, 2016, the Company issued the three-year medium-term notes of RMB1,500.0 million (approximately US$226.2 million) through National Association of Financial Market Institutional Investors (“NAFMII”). The medium-term notes carry a coupon interest rate of 3.35% per annum with note interest due annually on June 8, 2017, June 8, 2018 and June 10, 2019. As at the date of issue, the net book value of the liabilities of medium-term notes amounted to RMB1,485.2 million (approximately US$223.9 million).

USD’000
Principal amount	226,162
Transaction cost	(2,226)
Notes payable as at the date of issue	223,936

The movement of the medium-term notes for the period ended December 31, 2018 is set out below:

USD’000
As at the date of issue	223,936
Interest charged	4,625
Interest payable recognized	(4,225)
Foreign exchange gain	(9,834)
Balance at December 31, 2016	214,502
Interest charged	8,185
Interest payable recognized	(7,450)
Foreign exchange loss	13,246
Balance at December 31, 2017	228,483
Interest charged	8,335
Interest payable recognized	(7,593)
Foreign exchange gain	(10,978)
Balance at December 31, 2018	218,247

34.	DEFERRED GOVERNMENT FUNDING

GOVERNMENT FUNDING UNDER SPECIFIC R&D PROJECTS

The Group received government funding (including those with primary condition that the Group should purchase, construct or otherwise acquire non-current assets) of US$265.0 million, US$178.3 million and US$181.1 million and recognized US$105.3 million, US$82.2 million and US$52.5 million as reductions of certain R&D expenses in 2018, 2017 and 2016 for several specific R&D projects respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of depreciation over the useful life of R&D equipment and of R&D expenses until the milestones specified in the terms of the funding have been reached.

GOVERNMENT FUNDING FOR SPECIFIC INTENDED USE

The Group received government funding of US$51.7 million, US$51.6 million and US$21.2 million in 2018, 2017 and 2016, respectively. The Group recognized US$19.5 million, US$24.2 million and US$11.6 million as reduction of interest expense (Note 8) and recognized US$32.2 million, US$27.4 million and US$9.5 million as other operating income (Note 7) in 2018, 2017 and 2016, respectively. The government funding is recorded as a liability upon receipt and recognized as reduction of interest expense or as other operating income until the requirements (if any) specified in the terms of the funding have been reached.

35.	TRADE AND OTHER PAYABLES

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Trade payables	823,443	837,843	781,161
Deposit received	38,713	54,895	41,324
Other payable	102,704	114,686	75,121
	964,860	1,007,424	897,606

Trade payables are non-interest bearing and are normally settled on 30-day to 60-day terms.

As of December 31, 2018, 2017 and 2016, trade payables were US$823.4 million, US$837.8 million and US$781.2 million, within which the payables for property, plant and equipment were US$461.6 million, US$506.7 million and US$483.0 million, respectively.

The following is an aged analysis of trade payables presented based on the invoice date at the end of the reporting period.

	12/31/18	12/31/17	12/31/16
Age of payables	USD’000	USD’000	USD’000
Within 30 days	657,172	658,804	630,896
31–60 days	50,815	68,358	43,984
Over 60 days	115,456	110,681	106,281
	823,443	837,843	781,161

The carrying amounts of trade and other payables are considered to be the same as their fair values, due to their short-term nature.

36.	ACCRUED LIABILITIES

The amounts of accrued liabilities as of December 31, 2018, 2017 and 2016 were US$164.6 million, US$180.9 million and US$230.5 million, within which the amounts of accrued payroll expenses were US$73.7 million, US$116.7 million and US$163.6 million, respectively.

37.	SHARE-BASED PAYMENTS

STOCK INCENTIVE PLANS

The Company’s stock incentive plans allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Group.

Stock option plan

The options are granted at the fair market value of the Company’s ordinary shares and expire 10 years from the date of grant and vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

Restricted share units (“RSUs”)

The Company adopted the Equity Incentive Plan (“EIP”) whereby the Company provided additional incentives to the Group’s employees, directors and external consultants through the issuance of restricted shares, RSUs and stock appreciation rights to the participants at the discretion of the Board of Directors. The RSUs vest over a requisite service period of 4 years and expire 10 years from the date of grant.

The fair value of each RSU granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the instruments were granted.

Share option plan for subsidiary (“Subsidiary Plan”)

The options granted under the Subsidiary Plan shall entitle a participant of the Subsidiary Plan to purchase a specified number of subsidiary shares during a specified period at the price fixed by the relevant subsidiary committee at the time of grant or by a method specified by the relevant subsidiary committee at the time of grant and expire 10 years from the date of grant. The options vest over a requisite service period of four years.

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model, taking into account the terms and conditions upon which the share options were granted.

37.	SHARE-BASED PAYMENTS (continued)

STOCK INCENTIVE PLANS (continued)

Share option plan for subsidiary (“Subsidiary Plan”) (continued)

The expense recognized for employee services received during the year is shown in the following table:

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Expense arising from equity-settled share-based payment transactions	11,661	18,214	14,210

MOVEMENTS DURING THE YEAR

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiary (“Subsidiary Plan”):

	2018 Number	2018 WAEP		2017 Number	2017 WAEP		2016 Number*	2016 WAEP*
Outstanding at January 1	52,881,278	US$	0.83	72,482,764	US$	0.82	100,295,578	US$	0.82
Granted during the period	19,344,334	US$	1.33	6,071,477	US$	1.14	2,076,652	US$	0.92
Forfeited and expired during the period	(8,879,102)	US$	1.13	(3,842,461)	US$	1.33	(6,430,431)	US$	1.16
Exercised during the period	(11,738,316)	US$	0.68	(21,830,502)	US$	0.78	(23,459,035)	US$	0.75
Outstanding at December 31	51,608,194	US$	1.00	52,881,278	US$	0.83	72,482,764	US$	0.82
Exercisable at December 31	25,796,944	US$	0.79	39,511,002	US$	0.78	50,708,535	US$	0.77

As at December 31, 2018, the 25,796,944 outstanding share options were exercisable (December 31, 2017: 39,511,002 and December 31, 2016: 50,708,535*).

The weighted average remaining contractual life for the share options outstanding as at December 31, 2018 was 5.66 years (2017: 5.21 years and 2016: 5.29 years).

The range of exercise prices for options outstanding at the end of the year was from US$0.34 to US$1.34 (2017: from US$0.23 to US$1.38 and 2016: from US$0.23* to US$1.48*).

The weighted average closing price of the Company’s shares immediately before the dates while the share options were exercised was US$1.12 (2017: US$1.44 and 2016: US$1.24*).

During the year ended December 31, 2018, share options were granted on May 23, 2018, September 13, 2018 and November 19, 2018. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.50, US$0.73 and US$0.38, respectively.

During the year ended December 31, 2017, share options were granted on April 5, 2017, May 22, 2017 and September 7, 2017. The fair values of the options determined at the dates of grant using the Black- Scholes Option Pricing model were US$0.56, US$0.42 and US$0.40, respectively.

During the year ended December 31, 2016, share options were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the options determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.36*, US$0.42* and US$0.52*, respectively.

*	The number, price and fair value of share options for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

37.	SHARE-BASED PAYMENTS (continued)

MOVEMENTS DURING THE YEAR (continued)

(i)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options during the year (excluding Restricted Share Units (“RSUs”) and share option plan for subsidiary (“Subsidiary Plan”): (continued)

The following table list the inputs to the Black Scholes Pricing models used for the option granted during the years ended December 31, 2018, 2017 and 2016 respectively:

	2018	2017	2016
Dividend yield (%)	—	—	—
Expected volatility	40.16%	42.80%	44.80%
Risk-free interest rate	2.84%	1.84%	1.39%
Expected life of share options	5 years	6 years	6 years

The risk-free rate for periods within the contractual life of the option is based on the yield of the US Treasury Bond. The expected term of options granted represents the period of time that options granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the options. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the options are based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan):

	2018 Number	2018 WAFV		2017 Number	2017 WAFV		2016 Number*	2016 WAFV*
Outstanding at January 1	28,701,097	US$	1.05	26,489,152	US$	0.98	30,451,268	US$	0.99
Granted during the period	8,068,466	US$	1.27	14,055,477	US$	1.11	8,738,247	US$	0.86
Forfeited during the period	(4,582,729)	US$	1.07	(950,412)	US$	1.04	(1,124,847)	US$	0.98
Exercised during the period	(12,333,620)	US$	1.03	(10,893,120)	US$	0.97	(11,575,516)	US$	0.91
Outstanding at December 31	19,853,214	US$	1.12	28,701,097	US$	1.05	26,489,152	US$	0.98

As at December 31, 2018, the number of outstanding RSUs granted 19,853,214 (December 31, 2017: 28,701,097 and December 31, 2016: 26,489,152*).

The weighted average remaining contractual life for the RSUs outstanding as at December 31, 2018 was 8.29 years (2017: 8.51 years and 2016: 8.37 years).

The weighted average closing price of the Company’s shares immediately before the dates on which the RSUs were exercised was US$1.33 (2017: US$1.29 and 2016: US$0.83*).

During the year ended December 31, 2018, RSUs were granted on May 23, 2018, September 13, 2018 and November 19, 2018. The fair values of the RSUs determined at the dates of grant using the Black- Scholes Option Pricing model were US$1.30, US$1.09 and US$0.87, respectively.

*	The number and fair value of RSUs for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

37.	SHARE-BASED PAYMENTS (continued)

MOVEMENTS DURING THE YEAR (continued)

(ii)	The following table illustrates the number and weighted average fair value (“WAFV”) of, and movements in, RSUs during the year (excluding stock option plan and Subsidiary Plan): (continued)

During the year ended December 31, 2017, RSUs were granted on April 5, 2017, May 22, 2017, September 7, 2017 and December 7, 2017. The fair values of the RSUs determined at the date of grant using the Black-Scholes Option Pricing model were US$1.24, US$1.09, US$1.01 and US$1.31, respectively.

During the year ended December 31, 2016, RSUs were granted on May 25, 2016, September 12, 2016 and November 18, 2016. The fair values of the RSUs determined at the dates of grant using the Black- Scholes Option Pricing model were US$0.82*, US$1.11* and US$1.39*, respectively.

The following table list the inputs to the models used for the plans for the years ended December 31, 2018, 2017 and 2016, respectively:

	2018	2017	2016
Dividend yield (%)	—	—	—
Expected volatility	39.77%	39.45%	39.66%
Risk-free interest rate	2.54%	1.24%	0.91%
Expected life of share options	2 years	2 years	2 years

The risk-free rate for periods within the contractual life of the RSUs is based on the yield of the US Treasury Bond. The expected term of RSUs granted represents the period of time that RSUs granted are expected to be outstanding. Expected volatilities are based on the average volatility of the Company’s stock prices with the time period commensurate with the expected term of the RSUs. The dividend yield is based on the Company’s intended future dividend plan.

The valuation of the RSUs is based on the best estimates from Company by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these RSUs.

*	The number and fair value of RSUs for 2016 have been adjusted to reflect the impact of the Share Consolidation, on the basis that every ten ordinary shares and preferred shares of US$0.0004 each consolidated into one ordinary share and preferred share of US$0.004 each, which was accounted for as a reverse stock split effective on December 7, 2016.

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs):

	2018 Number	2018 WAEP		2017 Number	2017 WAEP		2016 Number	2016 WAEP
Outstanding at January 1	14,918,802	US$	0.20	14,598,750	US$	0.19	7,000,000	US$	0.06
Granted during the period	7,349,500	US$	0.36	1,598,750	US$	0.31	7,698,750	US$	0.31
Forfeited and expired during the period	(2,029,167)	US$	0.29	(934,948)	US$	0.05	(100,000)	US$	0.05
Exercised during the period	(192,500)	US$	0.36	(343,750)	US$	0.25	—		—
Outstanding at December 31	20,046,635	US$	0.25	14,918,802	US$	0.20	14,598,750	US$	0.19
Exercisable at December 31	10,333,724	US$	0.17	7,079,401	US$	0.15	3,297,135	US$	0.07

The weighted average remaining contractual life for the share options outstanding as at December 31, 2018 was 7.9 years (2017: 8.3 years and 2016: 9.2 years).

37.	SHARE-BASED PAYMENTS (continued)

MOVEMENTS DURING THE YEAR (continued)

(iii)	The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, share options of the Subsidiary Plan during the year (excluding stock option plan and RSUs): (continued)

The range of exercise prices for options outstanding at the end of the year was from US$0.05 to US$0.36 (2017: from US$0.05 to US$0.31 and 2016: from US$0.05 to US$0.31).

During the year ended December 31, 2018, share option of the Subsidiary Plan was granted on March 13, 2018. The fair values of the option of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model was US$0.19.

During the year ended December 31, 2017, share options of the Subsidiary Plan were granted on August 9, 2017. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.11.

During the year ended December 31, 2016, share options of the Subsidiary Plan were granted on December 27, 2016. The fair values of the options of the Subsidiary Plan determined at the dates of grant using the Black-Scholes Option Pricing model were US$0.14.

The following table list the inputs to the Black Scholes Pricing models used for the option of the Subsidiary Plan granted during the years ended December 31, 2018:

	2018	2017	2016
Dividend yield (%)	—	—	—
Expected volatility	53.0%	32.0%	41.5%
Risk-free interest rate	2.70%	1.90%	2.10%
Expected life of share options	6 years	6 years	6 years

The risk-free rate for periods within the contractual life of the option of the Subsidiary Plan is based on the yield of the US Treasury Bond. The expected term of options of the Subsidiary Plan granted represents the period of time that options of the Subsidiary Plan granted are expected to be outstanding. Expected volatilities are based on the average volatility of the relevant subsidiary’s set of public comparables with the time period commensurate with the expected term of the options. The dividend yield is based on the relevant subsidiary’s intended future dividend plan.

The valuation of the options of the Subsidiary Plan are based on the best estimates from the relevant subsidiary by taking into account a number of assumptions and is subject to limitation of the valuation model. Changes in variables and assumptions may affect the fair value of these options.

38.	RISK MANAGEMENT

CAPITAL MANAGEMENT

The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the capital structure.

The capital structure of the Group consists of net debt (debt as detailed in Note 30, Note 31, Note 32 and Note 33 offset by cash and cash equivalent) and equity of the Group.

The Group manages its capital through issuing/repurchasing shares and raising/repayment of debts and reviews the capital structure on a semi-annual basis. As part of this review, the Group considers the cost of capital and the risks associates with each class of capital. The Group will balance its overall capital structure through the payment of dividends, new share issues and share buy-backs as well as the issue of new debt or the redemption of existing debt.

38.	RISK MANAGEMENT (continued)

CAPITAL MANAGEMENT (continued)

The gearing ratio at end of the reporting period was as follows.

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Debt*	3,426,158	3,313,048	3,025,283
Cash and cash equivalent	(1,786,420)	(1,838,300)	(2,126,011)
Financial asset at fair value through profit or loss — current	(41,685)	—	—
Financial assets at amortized cost	(1,996,808)	—	—
Other financial assets — current	—	(683,812)	(31,543)
Net debt	(398,755)	790,936	867,729
Equity	8,923,580	6,721,335	5,403,227
Net debt to equity ratio	–4.5%	11.8%	16.1%

*	Debt is defined as long-term and short-term borrowings (excluding derivatives), convertible bonds, short-term and medium-term notes, and bonds payables as described in Note 30, Note 31, Note 32 and Note 33.

FINANCIAL RISK MANAGEMENT

The Group’s corporate treasury function co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk foreign currency risk, interest rate risk, credit risk and liquidity risk.

The Group seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Group’s policies approved by the board of directors, which provide written principles on foreign exchange risk, interest rate risk, credit risk, the use of financial derivatives and non-derivative financial instruments, and the investment of excess liquidity. Compliance with policies and exposure limits is reviewed on continuous basis. The Group does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

MARKET RISK

The Group’s activities expose it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. The Group enters into a variety of derivative financial instruments to manage its exposure to foreign currency risk and interest rate risk, including:

•	forward foreign exchange contracts to hedge the exchange rate risk arising on the import from suppliers;

•	interest rate swaps to mitigate the risk of rising interest rates; and

•	cross-currency interest rate swap contracts to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debts and financial asset at amortized cost denominated in a currency other than the US dollar.

Market risk exposures are measured using the sensitivity analysis and the analysis in the following sections relate to the position as at December 31, 2018, 2017 and 2016.

There has been no change to the Group’s exposure to market risks or the manner in which these risks are managed and measured.

38.	RISK MANAGEMENT (continued)

FOREIGN CURRENCY RISK

The Group undertakes transactions denominated in foreign currencies, consequently, exposures to exchange rate fluctuations arise. Exchange rate exposures are managed within approved policy parameters utilizing forward foreign exchange contracts.

The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

		Liabilities			Assets
	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
EUR	50,601	125,171	112,827	37,800	72,181	39,619
JPY	54,166	30,422	41,976	41,589	29,245	35,237
RMB	2,757,762	2,410,284	2,714,492	2,989,434	1,765,846	1,633,433
Others	51,829	43,824	27,083	905	8,688	3,860

Foreign currency sensitivity analysis

The Group is mainly exposed to the currency of RMB, Japanese Yen (“JPY”) and Euros (“EUR”).

The following table details the Group’s sensitivity to a 5% increase in the foreign currencies against USD. 5% represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the period end for a 5% change in foreign currency rates. For a 5% decrease of the foreign currency against USD, there would be an equal and opposite impact on the profit or equity below predicted.

		EUR			JPY			RMB			Others
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Profit or loss	(640)	(2,650)	(3,660)	(662)	(62)	(355)	12,193	(33,918)	(6,611)	(2,679)	(1,848)	(1,222)
Equity	(640)	(2,650)	(3,660)	(662)	(62)	(355)	12,193	(33,918)	(6,611)	(2,679)	(1,848)	(1,222)

Forward foreign exchange contracts

It is the policy of the Group to enter into forward foreign exchange contracts to cover specific foreign currency payments and receipts within the exposure generated. The Group also enters into forward foreign exchange contracts to manage the foreign currency exposure from purchases/sales and financing activities.

The following table details the forward foreign currency (“FC”) contracts outstanding at the end of the reporting period:

										Net fair value assets
	Average exchange rate			Foreign currency			Notional value			(liabilities)
	2018	2017	2016	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy EUR
Less than 3 months	—	1.2019	—	—	2,080	—	—	2,500	—	—	(2)	—
Buy RMB
Less than 3 months	—	6.7622	—	—	648,364	—	—	95,881	—	—	2,111	—
							—	98,381	—	—	2,109	—

The Group does not enter into foreign currency exchange contracts for speculative purposes.

38.	RISK MANAGEMENT (continued)

FOREIGN CURRENCY RISK (continued)

Cross currency swap contracts

It is the policy of the Group to enter into cross currency swap contracts to protect against volatility of future cash flows caused by the changes in exchange rates associated with outstanding debt denominated in a currency other than the US dollar.

In 2018, 2017 and 2016, the Group entered into or issued several RMB denominated loan facility agreements, short-term notes and medium-term notes (the “RMB Debts”) in the aggregate principal amount of RMB3,321.5 million, RMB3,714.0 million and RMB5,447.0 million (approximately US$484.0 million, US$568.4 million and US$785.2 million), respectively. In addition, the Group held several RMB denominated financial assets at amortized cost (the “RMB Assets”) in the aggregate principal amount of RMB2,130.1 million (approximately US$258.0 million). The Group was primarily exposed to changes in the exchange rate for the RMB.

To minimize the currency risk, the Group entered into cross currency swap contracts with a contract term fully matching the repayment schedule of the whole part of these RMB Debts and repurchase schedule of the whole part of these RMB Assets to protect against the adverse effect of exchange rate fluctuations arising from the RMB Debts and Assets. As of December 31, 2018, the Group had outstanding cross currency swap contracts with notional amounts of RMB9,527.5 million (approximately US$1,388.2 million, as of December 31, 2017: US$979.2 million and 2016: US$854.4 million) to buy RMB and notional amounts of RMB3,028.8million (approximately US$441.3 million, as of December 31, 2017: nil and 2016: nil) to sell RMB.

The cross currency swap contracts were designated as hedging instrument of cash flow hedges since October 2016. Any gains or losses arising from changes in fair value of cross currency swap contracts are taken directly to the statement of profit or loss, except for the effective portion of cash flow hedges, which is recognized in other comprehensive income and later reclassified to profit or loss when the hedged item affects profit or loss.

During the year, US$2.3 million gain of fair value change of cross currency swap as cash flow hedges was recognized in other gains or losses, net (Note 9, 2017: US$2.2 million gain and 2016: US$15.0 million loss). The following foreign-exchange related amounts of cash flow hedges were recognized in profit or loss and other comprehensive income or loss:

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Other comprehensive income (loss) on cash flow hedges recognized during the year:
Total fair value (loss) gain included in other comprehensive income (loss)	(48,714)	95,185	(66,861)
Reclassified from other comprehensive income (loss) to offset foreign exchange gains or losses	84,645	(60,042)	32,234
	35,931	35,143	(34,627)
Balance of cash flow hedges reserve at beginning of the year	516	(34,627)	—
Balance of cash flow hedges reserve at end of the year	36,447	516	(34,627)

38.	RISK MANAGEMENT (continued)

FOREIGN CURRENCY RISK (continued)

Cross currency swap contracts (continued)

The following table details the cross currency swap contracts outstanding at the end of the reporting period:

	Average exchange rate			Foreign currency			Notional value			Net fair value assets (liabilities)
	2018	2017	2016	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
				FC’000	FC’000	FC’000	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Buy RMB
3 months to 1 year	6.8681	6.6369	6.6592	5,852,000	1,040,000	787,000	852,663	159,163	113,450	(11,650)	3,997	(6,348)
1 year to 5 years	6.8635	6.6356	6.5830	3,675,529	5,358,000	5,140,000	535,542	819,993	740,954	(10,274)	15,679	(74,170)
Sell RMB
3 months to 1 year	6.8912	—	—	3,028,809	—	—	441,312	—	—	(1,573)	—	—
							1,829,517	979,156	854,404	(23,497)	19,676	(80,518)

The Group does not enter into cross currency swap contracts for speculative purposes.

INTEREST RATE RISK

The Group is exposed to interest rate risk relates primarily to the Group’s long-term borrowing obligations, which the Group generally assumes to fund capital expenditures and working capital requirements. The risk is managed by the Group by maintaining an appropriate mix between fixed and floating rate borrowings, and by the use of interest rate swap contracts and cross currency swap contracts.

The Group’s exposures to interest rates on financial assets and financial liabilities are detailed in the liquidity risk management section of this note.

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for both derivatives and non-derivative instruments at the end of the reporting period. For floating rate liabilities, the analysis is prepared assuming the amount of the liability outstanding at the end of the reporting period was outstanding for the whole year.

A 10 basis point increase or decrease represents management’s assessment of the reasonably possible change in interest rates. If interest rates had been 10 basis points higher and all other variables were held constant, the Group’s profit for the year ended December 31, 2018 would increase by US$0.9 million (2017: profit increase by US$0.4 million and 2016: profit decrease by US$0.5 million). This is mainly attributable to the Group’s exposure to interest rates on its variable rate borrowings.

PRICE RISK

The group’s exposure to equity securities price risk arises from investments held by the group and classified in the balance sheet as at fair value through profit or loss (Note 21).

To manage its price risk arising from investments in equity securities, the group diversifies its portfolio. Diversification of the portfolio is done in accordance with the limits set by the group.

CREDIT RISK

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group is mainly exposed to credit risk from trade receivables, other financial assets at amortized cost and financial assets at FVPL.

38.	RISK MANAGEMENT (continued)

CREDIT RISK (continued)

Credit risk management

Customer credit risk is managed by each business unit subject to the Group’s established policy, procedures and control relating to customer credit risk management. It is the Group’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures and is offered credit terms only with the approval from Finance and Sales Division. Credit quality of a customer is assessed using publicly available financial information and its own trading records to rate its major customers. The Group’s exposure and credit ratings of its counterparties are continuously monitored. In addition, receivable balances are monitored on an ongoing basis with the result that the Group’s exposure to bad debts is not significant.

Trade receivables consist of a large number of customers, spread across diverse industries and geographical areas.

Apart from Customers A, B, C and D, four largest customers of the Group, the Group does not have significant credit risk exposure to any single counterparty or any group of counterparties having similar characteristics. The Group defines counterparties as having similar characteristics if they are related entities. Concentration of credit risk related to Customers A, B, C and D did not exceed 2%, 2%, 1% and 1% respectively of gross monetary assets at the end of current year. Concentration of credit risk to any other counterparty did not exceed 1% of gross monetary assets at the end of current year.

Net revenue and accounts receivable for customers which accounted for 10% or more of the Group’s net sales and gross accounts receivable is disclosed in Note 6.

Trade receivables

The group applies the IFRS 9 simplified approach to measuring expected credit losses which uses a lifetime expected loss allowance for all trade receivables. To measure the expected credit losses, trade receivables have been grouped based on shared credit risk characteristics and the days past due.

The loss allowance as at December 31, 2018 and January 1, 2018 (on adoption of IFRS 9) was determined as follows for trade receivables:

December 31, 2018	Current USD’000	31–60 days USD’000	61–90 days USD’000	91–120 days USD’000	Over 120 days USD’000	Total USD’000
Expected loss rate	0.1%	2%	4%	14%	44%
Trade receivables	385,633	11,174	10,742	2,508	1,996	412,053
Allowance on doubtful trade receivables	276	173	481	342	883	2,155

		31–60	61–90	91–120	Over
	Current	days	days	days	120 days	Total
January 1, 2018	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Expected loss rate	0.1%	2%	4%	15%	42%
Trade receivables	394,079	9,796	1,960	732	1,408	407,975
Allowance on doubtful trade receivables	343	212	79	110	591	1,335

38.	RISK MANAGEMENT (continued)

CREDIT RISK (continued)

Trade receivables (continued)

The closing allowance on doubtful trade receivables as at December 31, 2018 reconcile to the opening balance as follows:

	12/31/18 USD’000	12/31/17 USD’000	12/31/16 USD’000
Balance at the beginning of the year	1,335	1,491	41,976
Addition in allowance on doubtful trade receivables	964	301	201
Amounts written off during the year as uncollectible	—	(19)	(39,083)
Reversal of allowance on doubtful trade receivables	(27)	(438)	(1,603)
Reclassified as held-for-sale	(117)	—	—
Balance at the end of the year	2,155	1,335	1,491

Trade receivables are written off when there is no reasonable expectation of recovery. Indicators that there is no reasonable expectation of recovery include, amongst others, the failure of a debtor to engage in a repayment plan with the group, and a failure to make contractual payments for a period of greater than 180 days past due.

Other financial assets at amortized cost

Other financial assets at amortized cost include bank deposits will mature over 3 months, debentures, refundable deposits and other receivables. The main credit risk on bank deposits will mature over 3 months is limited because the counterparties are banks with high credit-ratings. All of the Group’s financial assets at amortized cost are considered to have low credit risk as no significant increase in credit risk since the initial recognition.

Based on the assessment, the loss allowance recognized during the year for other financial assets at amortized cost was immaterial to 12 months expected losses. Thus there were no loss allowance for other financial assets at amortized cost as at December 31, 2018 and as at December 31, 2017 reconciles to the opening loss allowance on January 1, 2018.

Financial assets at fair value through profit or loss

The Group is also exposed to credit risk in relation to financial assets that are measured at fair value through profit or loss. The maximum exposure at the end of the year is the carrying amount of these investments, amounted to US$97.2 million.

38.	RISK MANAGEMENT (continued)

LIQUIDITY RISK

The Group manages liquidity risk by maintaining adequate cash reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Group’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Group can be required to pay. The tables include both interest and principal cash flows. To the extent that interest flows are floating rate, the undiscounted amount is derived from interest rate curves at the end of the reporting period. The contractual maturity is based on the earliest date on which the Group may be required to pay.

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
December 31, 2018			USD’000	USD’000	USD’000	USD’000	USD’000
Interest-bearing bank	Fixed	2.26%	2,192	124,797	282,735	270,316	680,040
and other borrowings	Floating	2.70%	215,561	190,894	1,050,020	161,621	1,618,096
Convertible bonds		3.79%	—	—	442,500	—	442,500
Bonds payable		4.52%	—	500,000	—	—	500,000
Medium-term notes		3.70%	—	226,162	—	—	226,162
Trade and other payables			911,415	15,129	36,105	2,211	964,860
Other liabilities			14,570	19,670	41,820	—	76,060
Contingent consideration			—	—	11,948	—	11,948
			1,143,738	1,076,652	1,865,128	434,148	4,519,666

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
December 31, 2017			USD’000	USD’000	USD’000	USD’000	USD’000
Interest-bearing bank	Fixed	3.20%	140,338	24,757	313,497	338,632	817,224
and other borrowings	Floating	2.36%	16,712	87,753	958,367	307,003	1,369,835
Convertible bonds		3.79%	—	—	442,500	—	442,500
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Finance lease payables		3.68%	434	1,308	4,935	—	6,677
Trade and other payables			880,795	5,492	161,169	3,004	1,050,460
Other liabilities			—	20,661	64,462	—	85,123
Contingent consideration			—	—	12,549	—	12,549
			1,038,279	139,971	2,683,641	648,639	4,510,530

38.	RISK MANAGEMENT (continued)

CREDIT RISK (continued)

Liquidity and interest risk tables (continued)

		Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
December 31, 2016			USD’000	USD’000	USD’000	USD’000	USD’000
Interest-bearing bank	Fixed	2.50%	130,728	6,729	131,474	384,382	653,313
and other borrowings	Floating	2.62%	6,039	67,347	785,059	4,781	863,226
Convertible bonds		2.78–3.79%	393,200	—	450,000	—	843,200
Bonds payable		4.52%	—	—	500,000	—	500,000
Medium-term notes		3.70%	—	—	226,162	—	226,162
Short-term notes		2.99%	—	90,465	—	—	90,465
Finance lease payables		3.68%	382	1,147	6,118	—	7,647
Trade and other payables			915,840	1,353	21,706	1,654	940,553
			1,446,189	167,041	2,120,519	390,817	4,124,566

The following table details the Group’s expected maturity for its non-derivative financial assets. The table has been drawn up based on the undiscounted contractual maturities of the financial assets including interest that will be earned on those assets. The inclusion of information on non-derivative financial assets is necessary in order to understand the Group’s liquidity risk management as the liquidity is managed on a net asset and liability basis.

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
December 31, 2018		USD’000	USD’000	USD’000	USD’000	USD’000
Trade and other receivables		837,828	—	—	—	837,828
Cash and cash equivalent, restricted cash* and financial assets at amortized cost	2.29%	2,698,067	1,293,246	—	—	3,991,313
Financial assets at fair value through profit or loss		41,805	—	—	55,472	97,277
		3,577,700	1,293,246	—	55,472	4,926,418

	Weighted average effective interest rate	Less than 3 months	3 months to 1 year	1–5 years	5+ years	Total
December 31, 2017		USD’000	USD’000	USD’000	USD’000	USD’000
Trade and other receivables		616,308	—	—	—	616,308
Cash and cash equivalent, restricted cash* and short-term investments	1.25%	2,231,089	276,723	116,282	—	2,624,094
Available-for-sale financial assets		—	—	—	24,844	24,844
		2,847,397	276,723	116,282	24,844	3,265,246

38.	RISK MANAGEMENT (continued)

LIQUIDITY RISK (continued)

Liquidity and interest risk tables (continued)

	Weighted
	average
	effective	Less than	3 months
	interest	3 months	to 1 year	1–5 years	5+ years	Total
December 31, 2016	rate	USD’000	USD’000	USD’000	USD’000	USD’000
Trade and other receivables		645,822	—	—	—	645,822
Cash and cash equivalent, restricted cash* and short-term investments	1.19%	2,000,717	480,379	21,125	—	2,502,221
Available-for-sale financial assets		—	—	—	21,966	21,966
		2,646,539	480,379	21,125	21,966	3,170,009

*	The above restricted cash exclude the cash received from government funds.

The amounts included above for variable interest rate instruments for both non-derivative financial assets and liabilities is subject to change if changes in variable interest rates differ to those estimates of interest rates determined at the end of the reporting period.

The Group has access to short-term financing facilities as described in below section, of which US$2,518.5 million were unused at the end of the reporting period (2017: US$1,810.2 million and 2016: US$1,873.8 million). The Group expects to meet its other obligations from operating cash flows and proceeds of maturing financial assets.

The following table details the Group’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross inflows and outflows on those derivatives that require gross settlement. When the amount payable or receivable is not fixed, the amount disclosed has been determined by reference to the projected interest rates as illustrated by the yield curves at the end of the reporting period.

	Less than	3 months	1 year	Above
	3 months	to 1 year	to 5 years	5 years	Total
December 31, 2018	USD’000	USD’000	USD’000	USD’000	USD’000
Cross currency swap contracts — cash flow hedges
Gross settled:
— inflows	—	607,595	508,984	—	1,116,579
— (outflows)	—	(613,270)	(528,383)	—	(1,141,653)
Net settled:
— net inflows	(8,783)	—	(738)	—	(9,521)
Cross currency swap contracts
Gross settled:
— inflows	—	262,652	—	—	262,652
— (outflows)	—	(261,472)	—	—	(261,472)
	(8,783)	(4,495)	(20,137)	—	(33,415)

38.	RISK MANAGEMENT (continued)

LIQUIDITY RISK (continued)

Liquidity and interest risk tables (continued)

	Less than	3 months	1 year	Above
	3 months	to 1 year	to 5 years	5 years	Total
December 31, 2017	USD’000	USD’000	USD’000	USD’000	USD’000
Cross currency swap contracts — cash flow hedges
Gross settled:
— inflows	—	37,703	512,067	—	549,770
— (outflows)	—	(34,254)	(480,984)	—	(515,238)
Net settled:
— net inflows	—	2,854	20,730	—	23,584
	—	6,303	51,813	—	58,116

	Less than	3 months	1 year	Above
	3 months	to 1 year	to 5 years	5 years	Total
December 31, 2016	USD’000	USD’000	USD’000	USD’000	USD’000
Cross currency swap contracts — cash flow hedges
Gross settled:
— inflows	—	71,120	403,265	—	474,385
— (outflows)	—	(72,872)	(396,332)	—	(469,204)
Net settled:
— net inflows	—	(1,355)	(1,475)	—	(2,830)
	—	(3,107)	5,458	—	2,351

39.	CASH FLOW INFORMATION

RECONCILIATION OF LIABILITIES ARISING FROM FINANCING ACTIVITIES

		Net cash
		flows in	Reclassified		Other
		financing	as held-	Foreign	non-cash
	12/31/2017	activities	for-sale	Exchange gain	movement(1)	12/31/2018
Short-term borrowings	308,311	(108,348)	—	(7,765)	—	192,198
Long-term borrowings	1,876,236	353,998	(58,467)	(73,197)	—	2,098,570
Convertible bonds	403,329	—	—	—	15,263	418,592
Bonds payable	496,689	—	—	—	1,862	498,551
Medium-term notes	228,483	—	—	(10,978)	742	218,247
Currency swap contracts classified as derivative financial instruments as assets — cash flow hedges	(22,337)	—	—	—	15,646	(6,691)
Currency swap contracts classified as derivative financial instruments as liabilities — cash flow hedges	2,661	—	—	—	28,685	31,346
	3,293,372	245,650	(58,467)	(91,940)	62,198	3,450,813

		Net cash
		flows in	Conversion		Other
		financing	options	Foreign	non-cash
	12/31/2016	activities	exercised	exchange loss	movement(1)	12/31/2017
Short-term borrowings	176,957	127,715	—	3,639	—	308,311
Long-term borrowings	1,265,811	529,928	—	80,497	—	1,876,236
Convertible bonds	786,611	—	(399,099)	—	15,817	403,329
Bonds payable	494,909	—	—	—	1,780	496,689
Medium-term notes	214,502	—	—	13,246	735	228,483
Short-term notes	86,493	(87,858)	—	1,365	—	—
Currency swap contracts classified as other financial assets	—	—	—	—	(22,337)	(22,337)
Currency swap contracts classified as other financial liabilities	80,518	—	—	—	(77,857)	2,661
	3,105,801	569,785	(399,099)	98,747	(81,862)	3,293,372

(1)	Other non-cash movements were accrued interest expenses for bonds and notes and fair value change of currency swap contracts.

NON-CASH INVESTING ACTIVITIES

The acquisition of tangible and intangible assets by means of long-term payables amounted to zero and US$97.6 million in 2018 and in 2017, respectively.

40.	RELATED PARTY TRANSACTIONS

The names of the related parties which had transactions with the Group for the year ended December 31, 2018 and the relationships with the Group are disclosed below:

Related party name	Relationship with the Group
Datang Microelectronics Technology Co., Ltd	A subsidiary of Datang Group
Datang Semiconductor Co., Ltd.	A subsidiary of Datang Group
Leadcore Technology Co., Ltd and Leadcore Technology (Hong Kong) Co., Ltd (“Leadcore”)	A subsidiary of Datang Group
Datang Telecom Group Finance Co., Ltd (“Datang Finance”)	A subsidiary of Datang Group
Toppan SMIC Electronic (Shanghai) Co., (“Toppan”)	An associate of the Group
Brite Semiconductor (Shanghai) Corporation and its subsidiaries (“Brite”)	An associate of the Group
China Fortune-Tech Capital Co., Ltd (“China Fortune-Tech”)	An associate of the Group
Zhongxin Xiecheng Investment (Beijing) Co., Ltd (“Zhongxin Xiecheng”)	An associate of the Group
Jiangsu Changjiang Electronics Technology Co., Ltd (“JCET”) and its subsidiaries	An associate of the Group
Sino IC Leasing Co., Ltd (“Sino IC Leasing”)	An associate of the Group
Semiconductor Manufacturing Electronics (Shaoxing) Corp. (“SMEC”)	An associate of the Group
Ningbo Semiconductor International Corporation (”NSI”)	An associate of the Group

TRADING TRANSACTIONS

During the year, group entities entered into the following trading transactions with related parties that are not members of the Group:

		Sale of goods			Sale of services
		Year ended			Year ended
	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd(1)	9,783	15,667	14,146	—	—	—
Datang Semiconductor Co., Ltd(1)	117	535	464	—	—	—
Leadcore(1)	2,018	3,960	3,267	—	—	—
Toppan	—	—	—	4,050	3,896	3,481
Brite	33,568	44,212	31,506	—	—	—
JCET and its subsidiaries	64	17	—	89	48	—
SMEC	11,346	—	—	—	—	—
NSI	862	—	—	2,128	—	—
China Fortune-Tech	—	—	—	—	—	65

40.	RELATED PARTY TRANSACTIONS (continued)

TRADING TRANSACTIONS (continued)

	Purchase of goods			Purchase of services
	Year ended			Year ended
	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd(1)	—	—	—	106	—	—
Toppan	7,277	11,275	8,869	32	59	856
Zhongxin Xiecheng	—	—	—	—	—	4
Brite	—	—	25	96	2,016	2,887
China Fortune-Tech	—	—	—	352	959	313
Datang Finance(1)	—	—	—	—	—	15
JCET and its subsidiaries	9,923	1,778	1,097	819	620	1,189
Sino IC Leasing(1)	—	—	—	87,071	51,739	—

	Sale of equipment			Grant of licensing
	Year ended			Year ended
	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Sino IC Leasing(2)	306,750	661,455	249,162	—	—	—
SMEC(3)	68,829	—	—	163,845	—	—

The following balances were outstanding at the end of the reporting period:

	Amounts due from related parties			Amounts due to related parties
	12/31/18	12/31/17	12/31/16	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000	USD’000	USD’000	USD’000
Datang Microelectronics Technology Co., Ltd	3,379	4,279	6,354	—	—	—
Datang Semiconductor Co., Ltd	10	302	—	—	—	—
Leadcore	936	—	—	—	—	—
Toppan	2,365	670	615	737	888	2,414
Brite	10,775	12,951	6,507	—	—	279
JCET and its subsidiaries	47	21	—	948	3	736
SMEC	104,506	—	—	—	—	—
NSI	2,922	—	—	—	—	—
China Fortune-Tech	—	—	38	—	—	—
Sino IC Leasing(4)	44,702	—	—	—	—	—

(1)	The related party transactions in respect of (1) above constituted non-exempt continuing connected transactions as defined in Chapter 14A of the Listing Rules. The other party transactions did not constitute non-exempt continuing connected transaction under Chapter 14A of the Listing Rules.

40.	RELATED PARTY TRANSACTIONS (continued)

TRADING TRANSACTIONS (continued)

(2)	Several batches of production equipment of the Group was sold and leased back under the below arrangements:

In July 2018, there were four arrangements in consideration of US$306.8 million entered into by the Group with Xinhe Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option.

In July 2017, there were seven arrangements in total consideration of US$410.8 million entered into by the Group with Xincheng Leasing (Tianjin) Co., Ltd, Xindian Leasing (Tianjin) Co., Ltd and Xinlu Leasing (Tianjin) Co., Ltd. (the three leasing companies are wholly-owned subsidiaries of Sino IC Leasing) respectively, in the form of a sale and leaseback transaction with a repurchase option.

In February 2017 and December 2016, there were three and two arrangements in consideration of US$250.6 million and US$249.2 million respectively, entered into by the Group with Sino IC Leasing (Tianjin) Co., Ltd. (a wholly-owned subsidiary of Sino IC Leasing) in the form of a sale and leaseback transaction with a repurchase option.

As the repurchase prices are set at the expected fair value and the Group is not reasonably certain that it will exercise the repurchase options, the above transactions have been accounted for a disposal of property, plant and equipment followed with an operating lease. The total future minimum lease payments under the lease arrangements please refer to Note 41.

(3)	In 2018, the technology licensing internally developed and not capitalized was authorized to SMEC with the revenue of US$163.8 million and no related cost of sales recognized by the Group.

(4)	On July 6, 2018 and August 10, 2018, SMIC Beijing has respectively subscribed for, an amount of RMB200.0 million (approximately US$30.2 million) and RMB100.0 million (approximately US$14.6 million) out of the total issue of an aggregate principal amount of RMB500.0 million of the oriented debt financing instrument issued by Sino IC Leasing, which was recorded as financial assets at amortized cost.

COMPENSATION OF KEY MANAGEMENT PERSONNEL

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including directors of the Company.

The remuneration of key management personnel during the year are as follows:

	Year ended	Year ended	Year ended
	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Salaries, bonus and benefits	3,973	4,853	4,921
Equity-settled share-based payments	2,390	8,264	2,762
	6,363	13,117	7,683

The remuneration of key management personnel is determined by the Compensation Committee having regard to the Group’s profitability, business achievement, individual performance and market trends.

ARRANGEMENTS/CONTRACTS FOR SALE OF SELF-DEVELOPED LIVING QUARTER UNIT

In January 2018, the Group sold self-developed living quarter unit amounted to US$1.2 million to one director of the Company. In May 2018, the Group entered into arrangement/contracts with one key management of the company for sale of self-developed living quarter unit and the amount of the consideration was approximately US$1.1 million. The transaction was completed in March 2019.

In July 2018, the Group entered into arrangement/contracts with one director of the company for sale of self- developed living quarter unit and the amount of the consideration was approximately US$0.9 million. The transaction was not completed as of the date of this announcement.

In 2016, the Group entered into arrangement/contracts with one director of the Company for sale of self- developed living quarter unit and the amount of the consideration is approximately US$1.0 million. The transaction was completed in March 2017.

41.	COMMITMENTS

CAPITAL COMMITMENTS

As of December 31, 2018, 2017 and 2016, the Group had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Group’s facility by December 31, 2019.

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Commitments for the facility construction	333,211	484,468	239,759
Commitments for the acquisition of machinery and equipment	1,209,335	476,132	800,597
Commitments for the acquisition of intangible assets	5,732	5,596	5,491
	1,548,278	966,196	1,045,847

NON-CANCELLABLE OPERATING LEASES

The Group leases certain of its production equipment under operating lease arrangements since 2016. Leases are negotiated for terms ranging from three to five years. Please refer to Note 40 for details.

At December 31, 2018, the Group had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	12/31/18	12/31/17	12/31/16
	USD’000	USD’000	USD’000
Within one year	121,588	91,181	23,483
Later than one year but not later than five years	230,952	203,684	45,989
	352,540	294,865	69,472

42.	FINANCIAL INFORMATION OF PARENT COMPANY

STATEMENT OF FINANCIAL POSITION

		(In USD’000)
	12/31/18	12/31/17	12/31/16
Assets
Non-current assets
Property, plant and equipment	48,168	47,090	89,404
Intangible assets	32,437	59,138	91,225
Investment in subsidiaries	5,051,780	4,779,485	4,333,604
Investments in associates	145,285	132,427	114,966
Derivative financial instruments	5,266	—	—
Other financial assets	—	11,732	—
Other assets	141,603	372,275	530,566
Total non-current assets	5,424,539	5,402,147	5,159,765
Current assets
Prepayment and prepaid operating expenses	298	428	671
Trade and other receivables	28,982	29,061	24,749
Due from subsidiaries	2,027,008	1,609,556	908,716
Financial asset at amortized cost	40,000	—	—
Derivative financial instruments	1,323	—	—
Other financial assets	—	95,440	3,000
Cash and cash equivalent	107,795	140,411	317,873
Total current assets	2,205,406	1,874,896	1,255,009
Total assets	7,629,945	7,277,043	6,414,774

42.	FINANCIAL INFORMATION OF PARENT COMPANY (continued)

STATEMENT OF FINANCIAL POSITION (continued)

		(In USDf000)
	12/31/18	12/31/17	12/31/16
Equity and liabilities
Capital and reserves
Ordinary shares, $0.004 par value, 10,000,000,000 shares authorized, 5,039,819,199, 4,916,106,889 and 4,252,922,259 shares issued and outstanding at December 31, 2018, 2017 and 2016	20,159	19,664	17,012
Share premium	4,993,163	4,827,619	4,950,948
Reserves	109,346	134,669	93,563
Retained earnings (accumulated deficit)	331,298	187,008	(910,849)
	5,453,966	5,168,960	4,150,674
Perpetual subordinated convertible securities	563,848	64,073	—
Total equity	6,017,814	5,233,033	4,150,674
Non-current liabilities
Borrowings	—	76,520	72,077
Convertible bonds	418,592	403,329	395,210
Bonds payable	—	496,689	494,909
Medium-term notes	—	228,483	214,502
Derivative financial instruments	8,711	—	—
Other financial liabilities	—	1,885	60,610
Other liabilities	—	520	2,560
Total non-current liabilities	427,303	1,207,426	1,239,868
Current liabilities
Trade and other payables	18,033	17,489	1,683
Due to subsidiaries	351,017	804,476	522,166
Borrowings	72,852	—	—
Convertible bonds	—	—	391,401
Bonds payable	498,551	—	—
Medium-term notes	218,247	—	—
Short-term notes	—	—	86,493
Accrued liabilities	13,789	13,877	19,570
Derivative financial instruments	12,339	—	—
Other financial liabilities	—	742	2,919
Total current liabilities	1,184,828	836,584	1,024,232
Total liabilities	1,612,131	2,044,010	2,264,100
Total equity and liabilities	7,629,945	7,277,043	6,414,774

42.	FINANCIAL INFORMATION OF PARENT COMPANY (continued)

STATEMENT OF CHANGES IN EQUITY

	(In USD’000)
	Ordinary shares	Share premium	Equity-settle employee benefits reserve	Foreign currency translation reserve	Change in value of available-for- sale financial assets	Convertible bonds equity reserve	Defined benefit pension reserve	Cash flow hedges	Share of other comprehensive income of joint ventures accounted for using equity method	Others	Retained earnings (accumulated deficit)	Perpetual subordinated convertible securities	Total equity
Balance at December 31, 2015	16,830	4,903,861	70,459	(3,956)	447	29,564	—	—	—	130	(1,287,479)	—	3,729,856
Profit for the year	—	—	—	—	—	—	—	—	—	—	376,630	—	376,630
Other comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	—	—	(50,439)
Total comprehensive income (losses) for the year	—	—	—	(18,131)	798	—	1,520	(34,627)	—	1	376,630	—	326,191
Exercise of stock options	140	36,064	(18,594)	—	—	—	—	—	—	—	—	—	17,610
Share-based compensation	—	—	13,838	—	—	—	—	—	—	—	—	—	13,838
Conversion options of convertible bonds exercised during the year	42	11,023	—	—	—	(821)	—	—	—	—	—	—	10,244
Recognition of equity component of convertible bonds	—	—	—	—	—	52,935	—	—	—	—	—	—	52,935
Subtotal	182	47,087	(4,756)	—	—	52,114	—	—	—	—	—	—	94,627
Balance at December 31, 2016	17,012	4,950,948	65,703	(22,087)	1,245	81,678	1,520	(34,627)	—	131	(910,849)	—	4,150,674
Profit for the year	—	—	—	—	—	—	—	—	—	—	179,679	—	179,679
Other comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	—	—	71,456
Total comprehensive income (losses) for the year	—	—	—	21,590	(2,356)	—	(436)	35,143	17,646	(131)	179,679	—	251,135
Exercise of stock options	130	35,178	(18,220)	—	—	—	—	—	—	—	—	—	17,088
Share-based compensation	—	—	17,495	—	—	—	—	—	—	—	—	—	17,495
Conversion options of convertible bonds exercised during the year	1,556	427,168	—	—	—	(29,625)	—	—	—	—	—	—	399,099
Issuance of ordinary shares	966	325,174	—	—	—	—	—	—	—	—	—	—	326,140
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	64,073	64,073
Share premium reduction	—	(910,849)	—	—	—	—	—	—	—	—	910,849	—	—
Gain on transfer of business operation	—	—	—	—	—	—	—	—	—	—	7,329	—	7,329
Subtotal	2,652	(123,329)	(725)	—	—	(29,625)	—	—	—	—	918,178	64,073	831,224
Balance at December 31, 2017	19,664	4,827,619	64,978	(497)	(1,111)	52,053	1,084	516	17,646	—	187,008	64,073	5,233,033
Adoption of IFRS 9	—	—	—	—	1,111	—	—	—	(17,646)	—	16,535	—	—
Restated total equity at January 1, 2018	19,664	4,827,619	64,978	(497)	—	52,053	1,084	516	—	—	203,543	64,073	5,233,033
Profit for the year	—	—	—	—	—	—	—	—	—	—	134,055	—	134,055
Other comprehensive income (losses) for the year	—	—	—	(36,138)	—	—	129	35,931	—	—	—	—	(78)
Total comprehensive income (losses) for the year	—	—	—	(36,138)	—	—	129	35,931	—	—	134,055	—	133,977
Issuance of ordinary shares	474	160,404	—	—	—	—	—	—	—	—	—	—	160,878
Cancellation of treasury stock	(76)	(19,981)	—	—	—	—	—	—	—	—	—	—	(20,057)
Exercise of stock options	97	25,121	(17,211)	—	—	—	—	—	—	—	—	—	8,007
Share-based compensation	—	—	10,912	—	—	—	—	—	—	—	—	—	10,912
Perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	—	499,775	499,775
Distribution to perpetual subordinated convertible securities	—	—	—	—	—	—	—	—	—	—	(6,300)	—	(6,300)
Deconsolidation of subsidiary due to loss of control	—	—	—	(1,774)	—	—	—	—	—	—	—	—	(1,774)
Share of other capital reserve of associates accounted for using equity method	—	—	—	—	—	—	—	—	—	(637)	—	—	(637)
Subtotal	495	165,544	(6,299)	(1,774)	—	—	—	—	—	(637)	(6,300)	499,775	650,804
Balance at December 31, 2018	20,159	4,993,163	58,679	(38,409)	—	52,053	1,213	36,447	—	(637)	331,298	563,848	6,017,814

43.	APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved and authorized for issue by the board of directors of the Company on March 29, 2019.

ANNUAL REPORT

The Annual Report for the year ended December 31, 2018 will be published on the website of the Hong Kong Stock Exchange (http://www.hkex.com.hk) as well as the website of the Company (www.smics.com) and will be dispatched to the shareholders of the Company in due course.

By order of the Board
Semiconductor Manufacturing International Corporation
Gao Yonggang
Executive Director, Chief Financial Officer and Joint Company Secretary

Shanghai, PRC, March 29, 2019

As at the date of this announcement, the Directors are:

Executive Directors

Zhou Zixue (Chairman)

Zhao Haijun (Co-Chief Executive Officer)

Liang Mong Song (Co-Chief Executive Officer)

Gao Yonggang (Chief Financial Officer and Joint Company Secretary)

Non-executive Directors

Chen Shanzhi

Zhou Jie

Ren Kai

Lu Jun

Tong Guohua

Independent non-executive Directors

William Tudor Brown

CHIANG Shang-yi

CONG Jingsheng Jason

LAU Lawrence Juen-Yee

FAN Ren Da Anthony

* For identification purpose only

– 112 –